
13000304

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2012
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-53996

Fairmount Bancorp, Inc.
(Exact Name of Registrant as specified in its charter)

Maryland	**27-1783911**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
8216 Philadelphia Road, Baltimore, MD	**21237**
(Address of Principal Executive Offices)	(Zip Code)

(410) 866-4500
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act: Common Stock, $.01 par value

Indicate by check mark if the registrant is well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES [ ] NO [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES [ ] NO [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [X] NO [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES [X] NO [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one)

Large Accelerated Filer [ ] Accelerated Filer [ ] Non-Accelerated Filer [ ] Smaller Reporting Company [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) YES [ ] NO [X]

The aggregate market value of the 374,360 shares of the registrant's common stock held by non-affiliates, based upon the closing price of $15.20 for the common stock on March 31, 2012, the last business day of the registrant's most recently completed second quarter, as reported by the OTC Bulletin Board, was approximately $5.7 million. Shares of common stock held by the registrant's executive officers, directors and certain plans have been excluded since such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of December 21, 2012, the number of shares of common stock outstanding was 469,714.

DOCUMENTS INCORPORATED BY REFERENCE
Proxy Statement for the 2013 Annual Meeting of Stockholders (Part III)

FAIRMOUNT BANCORP, INC.
2012 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements, which can be identified by the use of words such as “estimate,” “project,” “believe,” “intend,” “anticipate,” “plan,” “seek,” “expect,” “will,” “may” and words of similar meaning. These forward-looking statements include, but are not limited to:

- statements of our goals, intentions and expectations;
- statements regarding our business plans, prospects, growth and operating strategies;
- statements regarding the asset quality of our loan and investment portfolios; and
- estimates of our risks and future costs and benefits.

These forward-looking statements are based on our current beliefs and expectations and are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. We are under no duty to, and do not take any obligation to update any forward-looking statements after the date of this filing.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

- significantly increased competition among depository and other financial institutions;
- general economic conditions, either nationally or in our market area, including employment prospects, real estate values and conditions, that are worse than expected;
- competition among depository and other financial institutions;
- inflation and changes in the interest rate environment that reduce our margins or reduce the fair value of financial instruments;
- decreased demand for our products and services and lower revenues and earnings because of recession and/or other events;
- adverse changes and volatility in the securities markets;
- adverse changes and volatility in credit markets;
- changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;
- our ability to enter new markets successfully and capitalize on growth opportunities;
- our ability to successfully integrate acquired entities;
- changes in consumer spending, borrowing and savings habits;
- changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board , the Securities and Exchange Commission and the Public Company Accounting Oversight Board;
- changes in our organization, compensation and benefit plans;
- changes in our financial condition or results of operations that reduce capital available to pay dividends;

- regulatory changes or actions;
- changes in the financial condition or future prospects of issuers of securities that we own;
- changes in monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board and changes in the level of government support of housing finance;
- changes in policy and/or assessment rates of taxing authorities that adversely affect us;
- changes in expense trends (including, but not limited to, trends affecting non-performing assets, charge-offs and provisions for loan losses);
- the impact of the current governmental effort to restructure the U.S. financial and regulatory system;
- inability of third-party providers to perform their obligations to us;
- adverse changes and volatility in real estate markets;
- a slowing or failure of the moderate economic recovery;
- the extensive reforms enacted in the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") which will impact us;
- the adoption of implementing regulations by a number of different regulatory bodies under the Dodd-Frank Act, and uncertainty in the exact nature, extent and timing of such regulations and the impact they will have on us;
- the impact of our coming under the jurisdiction of new federal regulators;
- the strength or weakness of the real estate markets and of the consumer and commercial credit sectors and its impact on the credit quality of our loans and other assets; and
- the ability of the U.S. Federal government to manage federal debt limits.

Because of these and a wide variety of other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements.

PART I

Item 1. Business

In the Annual Report on Form 10-K, the terms "we", "our" and "us" refer to Fairmount Bancorp, Inc., unless the context indicates another meaning.

Fairmount Bancorp, Inc.

Fairmount Bancorp, Inc., a Maryland corporation (the "Company"), was incorporated on November 30, 2009, to serve as the holding company for Fairmount Bank (the "Bank"), a wholly owned subsidiary of the Company. On June 2, 2010, in accordance with a Plan of Conversion adopted by its Board of Directors and approved by its members, the Bank converted from a federal mutual savings bank to a federal stock savings bank and became the wholly owned subsidiary of the Company. The conversion was accomplished through the sale and issuance of 444,038 shares of common stock at a price of $10.00 per share, through which the Company received proceeds of approximately $3,742,000, net of offering expenses of approximately $699,000. In connection with the conversion, the Bank's Board of Directors adopted an employee stock ownership plan (the "ESOP") which subscribed for 8% of the sum of the number of shares, or 35,523 shares of common stock sold in the offering. All material intercompany accounts and transactions have been eliminated in consolidation.

On October 12, 2011, we completed the acquisition of Fullerton Federal Savings Association, or Fullerton, in a conversion merger transaction. In connection with the acquisition and pursuant to the terms of the Agreement and Plan of Conversion Merger and the related Plan of Conversion Merger, the Company issued and sold approximately $793,500 of its common stock, or 56,276 shares at a purchase price of $14.10 per share. The shares were sold in a subscription offering to depositors of Fullerton and to our Employee Stock Ownership Plan and in a community offering to our Recognition and Retention Plan and to the general public. The amount of common stock offered for sale was based on an independent valuation of Fullerton. As a result of the conversion merger, Fullerton merged with and into the Bank, with the Bank as the surviving institution. For additional information, see Note 2 of the Notes to Consolidated Financial Statements.

The Company's principal business activity is the ownership of the outstanding shares of common stock of the Bank. The Company does not own or lease any property but instead uses the premises, equipment and other property of the Bank, with the payment of appropriate rental fees, as required by applicable laws and regulations, under the terms of an expense allocation agreement.

Fairmount Bank

Fairmount Bank is a federally chartered savings bank located in Baltimore County, Maryland, originally founded in 1879. The Bank has operated as a community-oriented institution by offering a variety of loan and deposit products and serving other financial needs of its local community. The Bank takes its corporate citizenship seriously and is committed to meeting the credit needs of the community, consistent with safe and sound operations.

The Bank has two offices. The Bank is regulated by the Office of the Comptroller of the Currency, or the OCC, and its deposits are insured up to applicable legal limits by the Federal Deposit Insurance Corporation, or the FDIC, under the Deposit Insurance Fund. The Bank is a member of the Federal Home Loan Bank System.

The Bank has been, and continues to be, a community-oriented savings institution offering a variety of financial products and services to meet the needs of the communities it serves. The Bank delivers personalized service and responds promptly to customer needs and inquiries. The Bank believes that its community orientation is attractive to its customers and distinguishes it from larger banks that operate in its market area.

Available Information

Fairmount Bancorp, Inc. is a public company and files interim, quarterly, and annual reports with the Securities and Exchange Commission (the "SEC"). These respective reports are on file and a matter of public record with the SEC and may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

The Company's website address is www.fairmountbancorp.com. Information on this website should not be considered a part of this annual report.

General

The Bank's principal business consists primarily of attracting and accepting retail deposits from the general public in the areas surrounding its two offices and investing those deposits, together with funds generated from operations, in primarily one-to four-family residential mortgage loans. We also invest in various investment securities. Our profitability depends primarily on our net interest income, which is the difference between the income the we receive on our loans and other assets and our cost of funds, which consists of the interest we pay on deposits and borrowings.

Our executive offices are located at 8216 Philadelphia Road, Baltimore, Maryland 21237. Our telephone number is (410) 866-4500.

Market Area

We primarily serve communities located in Baltimore City and in Baltimore and Harford counties in Maryland from our offices in Baltimore County, which is contiguous to Baltimore City, the largest city in Maryland, and located near the District of Columbia. The economy of the greater Baltimore metropolitan area constitutes a diverse cross section of employment sectors, with a mix of services, manufacturing, wholesale/retail trade, federal and local government, health care facilities and finance related employment. The largest employers in the Baltimore metropolitan area include the University System of Maryland, Johns Hopkins University, Johns Hopkins Hospital and Health System, U.S. Social Security Administration, Fort Meade, and Aberdeen Proving Ground.

Competition

We face significant competition in both originating loans and attracting deposits. Our market area has a large number of financial institutions, most of which are significantly larger institutions with greater financial resources than us, and all of which are competitors to varying degrees. Competition for loans comes principally from commercial banks, savings banks, mortgage banking companies, credit unions, insurance companies and other financial service companies. Our most direct competition for deposits has historically come from commercial banks, savings banks and credit unions. We face additional competition for deposits from non-depository competitors such as mutual funds, securities and brokerage firms and insurance companies.

Lending Activities

General. Our principal lending activity is the origination of fixed-rate, one-to four-family owner occupied residential mortgage loans with terms of up to 30 years and one-to four-family non-owner occupied investor mortgage loans with terms of up to 25 years, subject to a balloon payment at 7 or 10 years. At September 30, 2012, one-to four-family owner occupied loans totaled $26,098,000, or 47.20%, of our total loan portfolio. At September 30, 2012 one-to four-family non-owner occupied loans totaled $17,855,000, or 32.29%, of our total loan portfolio.

To a lesser extent, we also originate home equity and second mortgage loans, loans secured by other properties, construction and land development loans, secured commercial loans and savings loans. At September 30, 2012, home equity loans secured by second mortgages and home equity lines of credit secured by second mortgages totaled $2,172,000, or 3.93%, of our total loan portfolio. At September 30, 2012, loans secured by other properties totaled $2,613,000, or 4.73%, of our total loan portfolio. At September 30, 2012, construction and land development loans totaled $3,262,000, or 5.90%, of our total loan portfolio. At September 30, 2012, other loans totaled $1,223,000, or 2.21%, of our total loan portfolio. We no longer originate loans secured by mobile homes. The remaining balance on our mobile home loan portfolio totaled $2,069,000, or 3.74%, of our total loan portfolio.

We do not offer "interest only" loans, where the borrower pays interest for an initial period after which the loan converts to a fully amortizing loan, nor do we offer "Option ARM" or negative amortization loans, where the borrower can pay less than the interest owed on the loan, resulting in an increased principal balance during the life of the loan. We do not make loans that are known as "sub-prime" or "Alt-A" loans.

Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio at the dates indicated.

	At September 30,			
	2012		2011	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Real estate loans:				
One-to four-family owner occupied	$ 26,098	47.20%	$ 24,910	45.74%
One-to four-family non-owner occupied	17,855	32.29	17,516	32.16
Home equity[(1)]	2,172	3.93	1,821	3.35
Mobile home	2,069	3.74	2,430	4.46
Secured by other properties	2,613	4.73	1,783	3.27
Construction and land development	3,262	5.90	4,496	8.25
Total real estate loans	54,069	97.79	52,956	97.23
Other loans:				
Secured commercial	1,213	2.19	1,496	2.75
Commercial leases	-	-	6	0.01
Savings account	10	0.02	6	0.01
Total other loans	1,223	2.21	1,508	2.77
Total loans	55,292	100.00%	54,464	100.00%
Unamortized premiums and loan fees	320		362	
Unearned income on loans	(345)		(403)	
Allowance for loan losses	(617)		(665)	
Total loans, net	$ 54,650		$ 53,758	

(1) Includes home equity loans secured by second mortgages and home equity lines of credit secured by second mortgages.

Loan Portfolio Maturities. The following table sets forth maturity information at September 30, 2012, regarding the dollar amount of loan principal repayments becoming due during the periods indicated. The table does not reflect scheduled principal payments, unscheduled prepayments, or the ability of certain loans to reprice prior to maturity dates. Demand loans and loans having no stated repayment schedule are reported as being due in one year or less.

	One-to four Family Owner Occupied	One-to four Family Non-Owner Occupied	Home Equity[1]	Mobile Home	Secured by Other Properties	Construction and Land Development
			(In thousands)			
Amounts due after September 30, 2012 in:						
One year or less	$ 188	$ 638	$ -	$ -	$ 714	$ 3,094
After one year through two years	131	95	-	-	-	118
After two years through three years	60	299	-	5	-	-
After three years through five years	258	4,019	-	12	189	-
After five years through ten years	4,200	6,896	201	152	1,010	50
After ten years through fifteen years	4,307	5,741	224	1,628	325	-
After fifteen years	16,954	167	1,747	272	375	-
Total	$ 26,098	$ 17,855	$ 2,172	$ 2,069	$ 2,613	$ 3,262

	Secured Commercial	Savings	Total
		(In thousands)	
Amounts due after September 30, 2012 in:			
One year or less	$ 153	$ -	$ 4,787
After one year through two years	-	-	344
After two years through three years	-	-	364
After three years through five years	311	-	4,789
After five years through ten years	415	10	12,934
After ten years through fifteen years	334	-	12,559
After fifteen years	-	-	19,515
Total	$ 1,213	$ 10	$55,292

(1) Includes home equity loans secured by second mortgages and home equity lines of credit secured by second mortgages.

The following table sets forth the dollar amount of all fixed and adjustable-rate loans at September 30, 2012, that are contractually due after September 30, 2013.

	Due after September 30, 2013		
	Fixed Rate	Adjustable Rate	Total
		(In thousands)	
One-to four-family owner occupied	$ 25,910	$ -	$ 25,910
One-to four-family non-owner occupied	17,218	-	17,218
Home equity (1)	449	1,723	2,172
Mobile home	2,069	-	2,069
Secured by other properties	1,898	-	1,898
Construction and land development	110	58	168
Secured commercial	1,060	-	1,060
Savings	10	-	10
	$ 48,724	$ 1,781	$ 50,505

(1) Includes home equity loans secured by second mortgages and home equity lines of credit secured by second mortgages.

One- to Four-Family Owner Occupied Loans. A significant portion of our primary lending activity consists of the origination of first mortgage loans secured by one-to four-family owner occupied residential properties located in our market area. Loans are generated through our existing customers and referrals, real estate brokers and other marketing efforts. We generally limit our real estate loan originations to the financing of properties located within our market area and have not made out-of-state loans. At September 30, 2012, $26,098,000, or 47.20%, of the loan portfolio, consisted of one-to four-family owner-occupied residential mortgage loans.

Our residential mortgage loans generally have terms of 15, 20 or 30 years. Currently, we offer only fixed-rate residential loans however, may consider implementing a program to originate adjustable-rate mortgages. All of the owner occupied loans we originate are retained in our portfolio for long-term investment. Generally, we have not sold these loans in the secondary mortgage market. However, our loans are underwritten to secondary mortgage market standards. Fixed-rate mortgage loans amortize monthly with principal and interest due each month. Residential real estate loans often remain outstanding for significantly shorter periods than their contractual terms because borrowers may refinance or prepay loans at their option.

Under our real estate lending policy, a title insurance policy must be obtained for each real estate loan. We also require fire and extended coverage casualty insurance, in order to protect the properties securing our real estate loans. Borrowers must also obtain flood insurance policies when the property is in a flood hazard area. We require borrowers either to advance funds to an escrow account for the payment of real estate taxes and hazard insurance premiums or alternatively to provide it with other proof of the payment of taxes and an effective hazard insurance policy. We do not conduct environmental testing on residential mortgage loans unless specific concerns for hazards are identified by the appraiser used in connection with the origination of the loan.

Our residential mortgage loans customarily include due-on-sale clauses, which are provisions giving it the right to declare a loan immediately due and payable in the event, among other things, that the borrower sells or otherwise disposes of the underlying real property serving as security for the loan.

We generally limit the maximum loan to value ratio to 80% of the lesser of the appraised value or the purchase price of the property securing the loan, although we will occasionally originate loans with a loan to value ratio up to 90% of the appraised value or purchase price of the property. Any loan in excess of an 80% loan-to-value requires adequate private mortgage insurance.

When underwriting residential real estate loans, we review and verify each loan applicant's employment, income and credit history and, if applicable, our experience with the borrower. Our policy is to obtain credit reports and financial statements on all borrowers and guarantors, and to verify references. Properties securing real estate loans are appraised by board-approved independent appraisers, although we may rely on county tax records on smaller loans. Appraisals are subsequently reviewed by the loan underwriting committee.
In the recent economic climate, many areas of the United States have experienced an increase in foreclosures. Management believes that foreclosures in our market area have also increased, but not to the same extent as in more severely impacted areas of the United States.

One-to Four-Family Non-Owner Occupied Loans. A portion of our lending activity consists of the origination of first mortgage loans secured by one-to four-family non-owner occupied residential properties in our market area. These loans are generated through our existing customer base and referrals, real estate brokers, real estate investors and other marketing efforts. At September 30, 2012, $17,855,000, or 32.29%, of the total loan portfolio, consisted of this type of mortgage loan.

Most loans originated in this program have payment periods of 25 years, subject to a balloon payment at 7 or 10 years. We require that the properties be occupied at the time the loan is made and require a minimum debt coverage ratio of 1.25 times. The maximum loan-to-value generally is 75%, and a majority of current loan originations are sold on a participation basis to other community banks. A majority of the properties are occupied by tenants receiving government vouchers that subsidize the rent payments. The subsidy represents a majority of the rent payment and is paid to the owner of the property who is responsible for the mortgage payment. While we plan to continue originating these loans, our planned growth is limited.

A title insurance policy must be obtained for each loan, and we require fire and extended coverage casualty insurance. We do not require environmental testing unless specific concerns for hazards are identified by the appraiser.

Home Equity Second Mortgage Loans. Our home equity loans and our home equity lines of credit are secured by second mortgages on owner occupied one-to four-family residences. The maximum loan-to-value of these loans generally is 85%. At September 30, 2012, home equity loans and home equity lines of credit secured by second mortgages totaled $2,172,000, or 3.93%, of total loans. Home equity loans consist of fixed-rate loans with terms up to a maximum of 20 years. At September 30, 2012, home equity loans totaled $449,000. Home equity lines of credit are adjustable monthly and tied to the prime rate. At September 30, 2012, home equity lines of credit totaled $1,723,000.

A home equity loan and a home equity line of credit can be used for a variety of purposes. The underwriting standards for the second mortgage include a title review, the recordation of a junior lien, a determination of the applicant's ability to satisfy existing debt obligations and payments on the proposed loan, and the value of the collateral securing the loan.

Loans secured by second mortgages have greater risk than owner-occupied residential loans secured by first mortgages. When customers default on their loans, we attempt to foreclose on the property. However, the value of the collateral may not be sufficient to compensate for the amount of the unpaid loan, and we may be unsuccessful in recovering the remaining balance from these customers. In addition, decreases in property values could adversely affect the value of properties used as collateral for the loans.

Mobile Home Loans. As of September 30, 2012, mobile home loans totaled $2,069,000, or 3.74%, of the total loan portfolio. We ceased originating mobile home loans in September 2007, and no future originations of these types of loans are planned. Our mobile home loans were purchased from a third-party originator and funded by us at settlement. We paid a premium/loan origination fee to the third party originator, of which one-half was wired upon settlement and the remainder was retained by us in a depository account as a reserve for any losses or prepayments. At September 30, 2012, we had prepaid loan origination fees related to this program of $261,000, and the balance in the reserve account available to it was $43,000.

For us to have financed a mobile home loan, the mobile home must have been based on a permanent foundation. Mobile home lending involves additional risks as a result of higher loan-to-value ratios usually associated with these types of loans. The most frequent purchasers of mobile homes are retirees and younger, first-time buyers. These borrowers may be deemed to be relatively high credit risks due to various factors, including, among other things, the manner in which they have handled previous credit, the absence or limited extent of their prior credit history or limited financial resources. Mobile home loan customers have historically been more adversely impacted by weak economic conditions, loss of employment and increases in other household costs. Consequently, mobile home loans bear a higher rate of interest, have a higher probability of default and may involve higher delinquency rates and greater servicing costs relative to loans to more creditworthy borrowers. In addition, the values of mobile homes decline over time and higher levels of inventories of repossessed and used mobile homes may affect the values of collateral and result in higher charge-offs and provisions for loan losses.

Commercial Real Estate Lending Secured by Other Properties. Although our loan policies permit the origination of loans secured by commercial real estate, including multi-family dwellings, during recent years our loan portfolio has not included a significant amount of these loans. The current portfolio of these loans at September 30, 2012, totaled $2,613,000, or 4.73%, of total loans. The current loan-to-value of these loans generally does not exceed 80%. We intend to increase our origination of commercial real estate loans when market conditions improve and expect that such loans will represent a more significant portion of our loan portfolio in the future. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Strategy.”

Loans secured by commercial real estate generally have larger loan balances and more credit risk than one- to four-family mortgage loans. The increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the impact of local and general economic conditions on the borrower’s ability to repay the loan, and the increased difficulty of evaluating and monitoring these types of loans. If the cash flows from the property are reduced, the borrower’s ability to repay the loan may be impaired. However, commercial real estate loans generally have higher interest rates than loans secured by one- to four-family real estate.

Construction and Land Development Loans. On a limited basis, we originate residential construction loans to individuals for the construction and permanent financing of their personal residences. Construction loans to individuals are made on the same general terms as our one-to four-family mortgage loans, but provide for the payment of interest only during the construction phase, which is usually six months. At the end of the construction phase, the loan converts to a permanent mortgage loan. Prior to making a commitment to fund a construction loan, we require an appraisal of the property by an independent appraiser. We also review and inspect each project prior to disbursement of funds during the term of the construction loan. Loan proceeds are disbursed after inspection of the project based on percentage of completion.

At September 30, 2012, the balance of these loans was $3,262,000, or 5.90%, of our total loans. When market conditions improve, we anticipate an expansion of our construction and land development loan activity. We limit speculative construction activity, as well as the speculative purchase of building lots. The maximum loan-to-value of these originations generally is 75%, and all these loans include personal guarantees.

Construction financing generally involves greater credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of construction cost proves to be inaccurate, we may be required to advance additional funds beyond the amount originally committed in order to protect the value of the property. Moreover, if the estimated value of the completed project proves to be inaccurate, the borrower may hold a property with a value that is insufficient to assure full repayment. Construction loans also expose us to the risks that improvements will not be completed on time in accordance with specifications and projected costs and that repayment will depend on the successful operation or sale of the properties. In addition, many of these borrowers have more than one outstanding loan, so an adverse development with respect to one loan or credit relationship can expose us to significantly greater risk of non-payment and loss.

Other Loans. Commercial business loans are made to borrowers that demonstrate the ability to repay the debt through corporate cash flows. A majority of our commercial business loans are secured by assignments of corporate assets and include personal guarantees of the business owners. At September 30, 2012, commercial business loans totaled $1,213,000, or 2.19%, of total loans.

Underwriting standards for commercial business loans include a review of the applicant’s tax returns, financial statements, credit history and an assessment of the applicant’s ability to meet existing obligations and payments on the proposed loan based on cash flows generated by the applicant’s business.

Commercial business loans generally have higher interest rates and shorter terms than one- to four-family residential loans, but they also may involve higher average balances, increased difficulty of loan monitoring and a higher risk of default since their repayment generally depends on the successful operation of the borrower’s business. We typically require a principal of the company obtaining a commercial business loan to personally sign the note as a co-borrower or guarantor.

Currently, the only consumer loans we offer consist of deposit account loans. At September 30, 2012, these loans totaled $10,000, or 0.02%, of total loans. Generally, these loans are made at an interest rate that is 2.00% above the account rate for up to 80% of the account balance and for a term through the next maturity date.

Loan Originations, Purchases and Sales. Loan originations are obtained through a variety of sources, including referrals from existing customers and real estate brokers. We hold the majority of our loan originations other than one-to four-family non-owner occupied loans for long-term investment. Currently, the majority of one-to four-family non-owner occupied originations are sold on a participation basis to other community banks. However, there can be no assurance that these community banks will continue to participate in the originations of our non-owner occupied loans.

The following table shows loan origination, sale and principal repayment activity during the periods indicated.

	Years Ended September 30,	
	2012	2011
	(In thousands)	
Total loans at beginning of period	$ 54,464	$ 52,866
Loans originated:		
Real estate:		
One- to four-family owner occupied	3,098	4,602
One- to four-family non-owner occupied	420	560
Home equity[(1)]	380	159
Secured by other properties	1,200	-
Construction and land development	152	2,359
Other loans:		
Secured commercial	-	1,168
Savings	15	9
Total loans originated	5,265	8,857
Loans purchased in Fullerton acquistion	2,415	-
Deduct:		
Participation of originated loans	-	336
Principal repayments	6,852	6,923
Total deductions	6,852	7,259
Net loan activity	828	1,598
Total loans at end of period	$ 55,292	$ 54,464

(1) Includes home equity loans secured by second mortgages and home equity lines of credit secured by second mortgages.

Loan Approval Procedures and Authority. Our lending activities are subject to written, non-discriminatory underwriting standards and loan origination procedures established by our board of directors. The loan approval process is intended to assess the borrower's ability to repay the loan and value of the property that will secure the loan. To assess the borrower's ability to repay, we review the borrower's employment and credit history and information on the historical and projected income and expenses of the borrower.

Our policies and loan approval limits are established by the board of directors. Upon receipt of a loan application from a prospective borrower, a credit report, tax returns and verifications are ordered or requested to confirm specific information relating to the loan applicant's employment, income and credit standing. We require appraisals by independent, licensed, third-party appraisers of all real property secured loans, except where it relies on county tax records on smaller loans. All appraisers are approved by the board of directors annually. All loans are processed at our main office. The loan underwriting committee, comprised of Messrs. Solomon (Chairman), Yanke and Lally, approves all loans originated in amounts between $200,000 and $750,000. All loans in excess of $750,000 require board approval. Mr. Solomon's lending authority is up to $200,000.

Loans to One Borrower. Generally, a federal savings association may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of unimpaired capital and surplus. An additional amount may be loaned, equal to 10% of unimpaired capital and surplus, if the loan is secured by readily marketable collateral, which generally does not include real estate. As of September 30, 2012, our largest lending relationship with a single or related group of borrowers totaled $1,286,000, which represented 11.33% of the Bank's unimpaired capital and surplus. Therefore, we were in compliance with the loans-to-one borrower limitations.

Asset Quality

General. When a loan is 15 days past due, we send the borrower a late notice. We also contact the borrower by phone if the delinquency is not corrected promptly after the notice has been sent. When the loan is 30 days past due, we mail the borrower a letter reminding the borrower of the delinquency, and attempt to contact the borrower personally to determine the reason for the delinquency in order to ensure that the borrower understands the terms of the loan and the importance of making payments on or before the due date. If necessary, subsequent delinquency notices are issued and the account will be monitored on a regular basis thereafter. By the 90th day of delinquency, we will send the borrower a final demand for payment and may recommend foreclosure. Loans are charged off when we believe that the recovery of principal is improbable. A summary report of all loans 30 days or more past due is provided to the board of directors of the Bank each month.

Loans are automatically placed on non-accrual status when payment of principal or interest is more than 90 days delinquent. Loans are also placed on non-accrual status if collection of principal or interest in full is in doubt or if the loan has been restructured. When loans are placed on non-accrual status, unpaid accrued interest is fully reversed, and further income is recognized only to the extent received. The loan may be returned to accrual status if unpaid principal and interest are repaid so that the loan is less than 90 days delinquent.

We account for impaired loans under generally accepted accounting principles. An impaired loan generally is one for which it is probable, based on current information, that the lender will not collect all the amounts due under the contractual terms of the loan. Loans are individually evaluated for impairment. When we classify a problem asset as impaired, we provide a specific allowance for that portion of the asset that is deemed uncollectable, based on the present value of expected future cash flows discounted at the loan's original effective interest rate, or based on the loan's observable market price or fair value of the collateral if the loan is collateral dependent. As of September 30, 2012 we had fourteen loan relationships with total balances of $2,781,000 that are individually evaluated for impairment.

Loans may be periodically modified in a troubled debt restructuring (TDR) to make concessions to help a borrower remain current on the loan and to avoid foreclosure. Generally, we do not forgive principal or interest on a loan or modify the interest rate on loans that are below market rates. When we modify loans in a TDR, we evaluate any possible impairment similar to other impaired loans. If we determine that the value of the modified loan is less than the recorded investment in the loan, impairment is recognized through a specific allowance estimate or a charge-off to the allowance. At September 30, 2012, we had one loan secured by a one-to four-family owner occupied property in the amount of $138,000 that was restructured, five loans with one borrower secured by one-to four-family non-owner occupied properties in the amount of $856,000 that were restructured, one loan secured by other properties in the amount of $216,000 that was restructured and one loan secured by a mobile home in the amount of $49,000 that was restructured. All of the loans restructured were considered troubled debt restructurings. At September 30, 2011, we had one loan secured by other properties in the amount of $216,000 that was restructured and was considered a troubled debt restructuring and one loan secured by a mobile home in the amount of $51,000 that was restructured and was considered a troubled debt restructuring.

Non-Performing Assets. The table below sets forth the amounts and categories of our non-performing assets at the dates indicated.

	At September 30,	
	2012	2011
	(Dollars in thousands)	
Non-accrual loans:		
One- to four-family owner occupied	$ 836	$ 151
One-to four-family non-owner occupied	721	920
Home equity[1]	—	73
Mobile home	104	96
Secured by other properties	216	216
Construction and land development	—	—
Secured commercial	—	—
Commercial leases	—	1
Savings	—	—
Total non-accrual loans	1,877	1,457
Loans delinquent 90 days or more and still accruing interest	—	—
Foreclosed assets	296	884
Total non-performing	$ 2,173	$ 2,341
Ratios:		
Non-performing loans to total loans	3.39%	2.67%
Non-performing assets to total assets	2.75%	3.22%

(1) Includes home equity loans secured by second mortgages and home equity lines of credit secured by second mortgages.

For the years ended September 30, 2012 and 2011, the amount of additional interest income that would have been recognized on non-accrual loans if such loans had continued to perform in accordance with their contractual terms was $160,000 and $78,000, respectively. Interest income of $48,000 and $32,000 was recognized on these loans for the years ended September 30, 2012 and 2011, respectively.

Classification of Assets. Our policies, consistent with regulatory guidelines, provide for the classification of loans and other assets that are considered to be of lesser quality as substandard, doubtful, or loss assets. An asset is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard assets include those assets characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Assets (or portions of assets) classified as loss are those considered uncollectible and of such little value that their continuance as assets is not warranted. Assets that do not expose us to risk sufficient to warrant classification in one of the aforementioned categories, but which possess potential weaknesses that deserve close attention, are required to be designated as special mention. On the basis of our review of our assets as of September 30, 2012, we had $75,000 of assets designated as special mention.

When assets are classified as either substandard or doubtful, we allocate a portion of the related general loss allowances to such assets as we deem prudent. The allowance for loan losses is the amount estimated by management as necessary to absorb credit losses incurred in the loan portfolio that are both probable and reasonably estimable at the balance sheet date. When we classify a problem asset as impaired, we provide a specific reserve for that portion of the asset that is deemed uncollectible. Determinations as to the classification of assets and the amount of loss allowances are subject to review by our principal federal regulator, the OCC, which can require that we establish additional loss allowances. We regularly review our asset portfolio to determine whether any assets require classification in accordance with applicable regulations. On the basis of our review of our assets at September 30, 2012, we had $3,409,000 of assets classified as substandard, of which fourteen relationships were considered impaired based on fair market value appraisals. On the basis of our review of our assets at September 30, 2012, we had $216,000 of assets classified as doubtful and this loan was considered impaired. This loan was restructured and is considered a troubled debt restructuring. Based on the appraisal of the commercial property, an additional allowance was not required for the remaining loan.

On the basis of management's review of its assets, we had classified or held as special mention the following assets as of the date indicated:

	At September 30,	
	2012	2011
	(In thousands)	
Substandard	$ 3,409	$ 1,785
Doubtful	216	216
Loss	—	—
Special mention	75	530
Total classified and special mention assets	$ 3,700	$ 2,531

Delinquent Loans. The following table sets forth certain information with respect to our loan portfolio delinquencies by type and amount at the dates indicated.

	Loans Delinquent For					
	60-89 Days		90 Days and Over		Total	
	Number	Amount	Number	Amount	Number	Amount
			(In thousands)			
At September 30, 2012						
Real estate:						
One-to four-family owner occupied	—	$ —	4	$ 836	4	$ 836
One-to four-family non-owner occupied	—	—	16	721	16	721
Home equity [(1)]	—	—	—	—	—	—
Mobile home	—	—	2	104	2	104
Secured by other properties	—	—	1	216	1	216
Construction and land development	—	—	—	—	—	—
Other loans:						
Secured commercial	—	—	—	—	—	—
Savings	—	—	—	—	—	—
Total	—	$ —	23	$ 1,877	23	$ 1,877
At September 30, 2011						
Real estate:						
One- to four-family owner occupied	1	$ 30	1	$ 151	2	$ 181
One-to four-family non-owner occupied	4	378	16	920	20	1,298
Home equity [(1)]	—	—	1	73	1	73
Mobile home	1	49	2	96	3	145
Secured by other properties	—	—	1	216	1	216
Construction and land development	—	—		0	1	
Other loans:						
Secured commercial	—	—	—	—	—	—
Commercial leases	—	—	1	1	1	1
Savings	—	—	—	—	—	—
Total	6	$ 457	22	$ 1,457	28	$ 1,914

(1) Includes home equity loans secured by second mortgages and home equity lines of credit secured by second mortgages.

Foreclosed Real Estate. Real estate acquired by us as a result of foreclosure or by deed in lieu of foreclosure is classified as foreclosed real estate until sold. When property is acquired it is recorded at the lower of cost or estimated fair market value at the date of foreclosure, establishing a new cost basis. Estimated fair value generally represents the sale price a buyer would be willing to pay on the basis of current market conditions, including normal terms from other financial institutions, less the estimated costs to sell the property. Holding costs and declines in estimated fair market value result in charges to expense after acquisition. At September 30, 2012 and September 30, 2011, we had $296,000 and $884,000, respectively in foreclosed real estate.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses. We maintain the allowance at a level believed, to the best of management's knowledge, to cover all known and inherent losses in the portfolio that are both probable and reasonable to estimate at each reporting date. Management reviews the allowance for loan losses on no less than a quarterly basis in order to identify those inherent losses and to assess the overall collection probability for the loan portfolio. The evaluation process includes, among other things, an analysis of delinquency trends, non-performing loan trends, the level of charge-offs and recoveries, prior loss experience, total loans outstanding, the volume of loan originations, the type, size and geographic concentration of the loans, the value of collateral securing the loan, the borrower's ability to repay and repayment performance, the number of loans requiring heightened management oversight, local economic conditions and industry experience. Such risk factors are periodically reviewed by management and revised as deemed appropriate. The establishment of the allowance for loan losses is significantly affected by management's judgment and uncertainties, and there is a likelihood that different amounts would be reported under different conditions or assumptions. The OCC, as an integral part of its examination process, periodically reviews the allowance for loan losses. The OCC may require us to make additional provisions for estimated loan losses based upon judgments different from those of management.

The allowance generally consists of specific and general components. The specific component relates to loans that are classified as doubtful, substandard or special mention. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.

We will continue to monitor and modify our allowances for loan losses as conditions dictate. No assurances can be given that the level of allowance for loan losses will cover all of the inherent losses on the loans or that future adjustments to the allowance for loan losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions used by management to determine the current level of the allowance for loan losses.

During February 2012, we charged off the principal balance of a mobile home loan. The loan balance was charged against the mobile home loan reserve account which was established when the loan was originated. The loss on this mobile home was not was not charged against the allowance for loan losses since the reserve account for the mobile home loans was sufficient enough to absorb the loss. The mobile home loan portfolio is evaluated on a quarterly basis to assess the overall collection probability for the mobile home loan portfolio and includes the same evaluation process that it is used for the loans included in the allowance for loan losses. We will continue to monitor the reserve account and modify our allowances for loan losses relative to mobile home loans.

The following table sets forth activity in our allowance for loan losses for the periods indicated.

	At or For the Years Ended September 30,	
	2012	2011
	(Dollars in thousands)	
Balance at beginning of period	$ 665	$ 334
Charge-offs:		
Real estate:		
One- to four-family owner occupied	55	—
One-to four-family non-owner occupied	175	10
Home equity [1]	18	—
Mobile home	—	—
Secured by other properties	—	114
Construction and land development	—	—
Total real estate loans	248	124
Other loans:		
Secured commercial	—	—
Savings	—	—
Total other loans	—	—
Total charge-offs	248	124
Recoveries:		
Real estate:		
One-to four-family owner occupied	—	—
One-to-four-family non-owner occupied	—	—
Home equity [1]	—	—
Mobile home	—	—
Secured by other properties	—	—
Construction and land development	—	—
Total real estate loans	—	—
Other loans:		
Secured commercial	—	—
Savings	—	—
Total other loans	—	—
Total recoveries	—	—
Net (charge-offs) recoveries	(248)	(124)
Provision for loan losses	200	455
Balance at end of year	$ 617	$ 665
Ratios:		
Net charge-offs to average loans outstanding	0.45%	0.23%
Allowance for loan losses to non-performing loans at end of period	32.90%	45.67%
Allowance for loan losses to total loans at end of period	1.12%	1.22%

(1) Includes home equity loans secured by second mortgages and home equity lines of credit secured by second mortgages.

Allocation of Allowance for Loan Losses. The following table sets forth the allowance for loan losses allocated by loan category, the total loan balances by category (including loans held for sale), and the percent of loans in each category to total loans at the dates indicated. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

	At September 30,					
	2012			2011		
	Allowance for Loan Losses	Loan Balances by Category	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Loan Balances by Category	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)					
Real estate loans:						
One-to four-family owner occupied	$ 78	$ 26,098	47.20 %	$ 52	$ 24,910	45.74 %
One-to four-family non-owner occupied	274	17,855	32.29	382	17,516	32.16
Home equity(1)	7	2,172	3.93	12	1,821	3.34
Mobile home	96	2,069	3.74	53	2,430	4.46
Secured by other properties	30	2,613	4.73	26	1,783	3.27
Construction and land development	80	3,262	5.90	91	4,496	8.25
Total real estate loans	565	54,069	97.79	616	52,956	97.23
Other loans:						
Secured commercial	3	1,213	2.75	3	1,496	2.75
Commercial leases	—	—	—	1	6	0.01
Savings	—	10	0.02	—	6	0.01
Total other loans	3	1,223	2.21	4	1,508	2.77
Unallocated	49			45		
Total loans	$ 617	$ 55,292	100.00 %	$ 665	$ 54,464	100.00 %

(1) Includes home equity loans secured by second mortgages and home equity lines of credit secured by second mortgages.

Investment Activities

General. We are permitted under federal law to invest in various types of liquid assets, including United States Government obligations, securities of various federal agencies and of state and municipal governments, mortgage-backed securities and collateralized mortgage obligations issued and guaranteed by Freddie Mac, Fannie Mae or Ginnie Mae, deposits at the Federal Home Loan Bank of Atlanta, certificates of deposit of federally insured institutions, certain bankers' acceptances and federal funds. Within certain regulatory limits, we may also invest a portion of our assets in commercial paper and corporate debt securities. We are also required to maintain an investment in Federal Home Loan Bank stock.

Our investment objectives are to maintain high asset quality, to provide and maintain liquidity, to establish an acceptable level of interest rate and credit risk, to provide an alternate source of low-risk investments when demand for loans is weak and to generate a favorable return. The board of directors has the overall responsibility for the investment portfolio, including approval of our investment policy. The board of directors is also responsible for implementation of the investment policy and monitoring investment performance. The board of directors reviews the status of the investment portfolio on a quarterly basis, or more frequently if warranted.
The current investment policy authorizes us to invest in debt securities issued by the United States Government, agencies of the United States Government or United States Government-sponsored enterprises. The policy also permits investments in mortgage-backed securities, including pass-through securities, issued and guaranteed by Fannie Mae, Freddie Mac and Ginnie Mae. The investment policy also permits investments in federal funds and deposits in other insured institutions. In addition, management is authorized to invest in investment grade state and municipal

obligations, commercial paper and corporate debt obligations within regulatory parameters. We do not engage in any hedging activities or trading activities, nor do we purchase any high-risk mortgage derivative products, corporate junk bonds, zero coupon bonds, certain types of structured notes or any other derivative products.

Generally accepted accounting principles require that, at the time of purchase, we designate a security as held-to-maturity, available-for-sale, or trading, depending on our ability and intent. Securities available for sale are reported at fair value, while securities held to maturity are reported at amortized cost. We do not maintain a trading portfolio. Establishing a trading portfolio would require specific authorization by the board of directors.

Investment Securities

At September 30, 2012, the held to maturity portfolio, which is carried at amortized cost, totaled $3,637,000, or 4.60% of total assets and the available-for-sale portfolio, which is carried at fair value, totaled $7,804,000, or 9.87% of total assets. We also held $3,512,000 in federal funds sold in other institutions, $337,000 in interest-bearing deposits at other banks, $3,532,000 in certificates of deposit in other institutions, and $480,000 in Federal Home Loan Bank Stock of Atlanta at September 30, 2012.

Investment Securities Portfolio. The following table sets forth the composition of our investment securities portfolio at the dates indicated.

	At September 30,			
	2012		2011	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Securities held to maturity:				
U.S. Government and federal agency obligations	$ 1,999	$ 2,011	$ -	$ -
State and municipal	1,638	1,793	1,637	1,754
Total securities held to maturity	3,637	3,804	1,637	1,754
Securities available for sale:				
Residential mortgage-backed	5,630	5,980	5,834	6,168
Collateralized mortgage obligations	1,832	1,824	-	-
Total securities available for sale	7,462	7,804	5,834	6,168
Total investment securities	$ 11,099	$ 11,608	$ 7,471	$ 7,922

Investment Portfolio Maturities and Yields. The composition and maturities of the investment securities portfolio at September 30, 2012, are summarized in the following table. Maturities are based on the final contractual payment dates, and do not reflect the impact of prepayments or early redemptions that may occur. No tax-equivalent adjustments have been made to the yields in the following table.

	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years		Total		
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
					(Dollars in thousands)						
Securities held to maturity:											
U.S. Government and federal agency obligations	$ -	-	$ 999	1.52%	$ -	- %	$ 1,000	3.47%	$ 1,999	$ 2,011	2.50%
State and municipal	-	-	343	2.30	775	4.46	520	3.94	1,638	1,793	3.84
Total securities held to maturity	-		1,342	1.72	775	4.46	1,520	3.63	3,637	3,804	3.10
Securities available for sale:											
Residential mortgage-backed	-	-	9	2.00	123	4.05	5,498	3.42	5,630	5,980	3.43
Collateralized mortgage obligations	-	-	-	-	-	-	1,832	1.33	1,832	1,824	1.33
Total securities available for sale			9	2.00	123	4.05	7,330	2.90	7,462	7,804	2.92
Total investment securities	-	-	$ 1,351	1.72%	$ 898	4.40%	$ 8,850	3.02%	$11,099	$11,608	2.98%

Deposits and Borrowings

Deposits traditionally have been the primary source of funds for our lending and investment activities. In addition to deposits, we derive funds primarily from principal and interest payments on loans. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows are significantly influenced by general interest rates, money market conditions and competition. Borrowings may also be used on a short- term basis to compensate for reductions in the availability of funds from other sources and may be used on a longer-term basis for general business purposes.

Deposits. We generate deposits primarily from within our market area. We rely on our competitive pricing and customer service to attract and retain deposits. We offer a variety of deposit accounts with a range of interest rates and terms. Deposit accounts consist of savings accounts, certificates of deposit and NOW accounts.

Total deposits increased to $58,026,000 at September 30, 2012, compared to $50,947,000 at September 30, 2011. Deposits are generated primarily from within our market area.

Interest rates, maturity terms, service fees and withdrawal penalties are established on a periodic basis. Deposit rates and terms are based primarily on current operating strategies and market interest rates, liquidity requirements, interest rates paid by competitors and deposit growth goals.

At September 30, 2012, we had a total of $37,428,000 in certificates of deposit, of which $23,094,000 or 61.70% had remaining maturities of one year or less. Based on historical experience and its current pricing strategy, management believes we will retain a large portion of these accounts upon maturity.

The following table shows the distribution of, and certain other information relating to, our deposits by type of deposit, as of the dates indicated.

	At September 30,			
	2012		2011	
	Amount	%	Amount	%
	(Dollars in thousands)			
Certificates of deposit:				
Less than 1.00%	$ 16,406	28.27 %	$ 3,618	7.10 %
1.00% - 1.99%	17,447	30.07	23,607	46.34
2.00% – 2.99%	2,508	4.32	6,259	12.29
3.00% - 3.99%	318	0.55	823	1.62
4.00% - 4.99%	633	1.09	1,415	2.78
5.00% - 5.99%	116	0.20	216	0.42
Total certificate accounts	37,428	64.50	35,938	70.54
Non-interest bearing deposits[1]	780	1.34	626	1.23
Interest bearing deposits	4,356	7.51	3,954	7.76
Savings	15,462	26.65	10,429	20.47
Total transaction accounts	20,598	35.50	15,009	29.46
Total deposits	$ 58,026	100.00 %	$ 50,947	100.00 %

(1) Includes nondemand escrows.

The following table shows the average balance by each type of deposit and the average rate paid on each type of deposit for the periods indicated.

	At September 30,					
	2012			2011		
	Average Balance	Interest Expense	Average Rate Paid	Average Balance	Interest Expense	Average Rate Paid
	(Dollars in thousands)					
Interest bearing deposits	$ 4,044	$ 18	0.45%	$ 4,038	$ 29	0.72%
Savings	14,151	97	0.68	9,578	75	0.78
Certificates of deposit	37,400	532	1.42	36,370	719	1.98
Total deposits	$ 55,595	$ 647	1.16%	$ 49,986	$ 823	1.65%

The following table sets forth the amount and maturities of certificates of deposits at September 30, 2012.

	Less Than One Year	Over One Year to Two Years	Over Two Years to Three Years	Over Three Years	Total	Percentage of Total Certificate Accounts
	(Dollars in thousands)					
Interest Rate:						
less than 1.00%	$ 11,795	$ 4,291	320	-	$ 16,406	43.83%
1.00% - 1.99%	9,305	4,292	2,185	1,665	17,447	46.62
2.00% - 2.99%	1,074	36	293	1,105	2,508	6.70
3.00% - 3.99%	171	38	109	-	318	0.85
4.00% - 4.99%	633	-	-	-	633	1.69
5.00% - 5.99%	116	-	-	-	116	0.31
Total	$ 23,094	$ 8,657	$ 2,907	$ 2,770	$ 37,428	100.00%

As of September 30, 2012, the aggregate amount of outstanding certificates of deposit in amounts greater than or equal to $100,000 was approximately $16,264,000. The following table sets forth the maturity of these certificates as of September 30, 2012.

	At September 30, 2012 (Dollars in thousands)	
	Amount	Weighted Average Rate
Three months or less	$ 2,537	1.23 %
Over three months through six months	3,756	1.20
Over six months through one year	2,895	1.21
Over one year	7,076	1.20
Total	$ 16,264	1.27 %

The following table sets forth deposit activities for the periods indicated.

	Years Ended September 30,	
	2012	2011
	(In thousands)	
Beginning balance	$ 50,947	$ 49,971
Net deposits (withdrawals) before interest credited	6,432	153
Interest credited	647	823
Net increase in deposits	7,079	976
Ending balance	$ 58,026	$ 50,947

Borrowings. We may obtain advances from the Federal Home Loan Bank of Atlanta upon the security of the common stock we own in that bank and certain of our residential mortgage loans, provided certain standards related to creditworthiness have been met. These advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. Federal Home Loan Bank advances are generally available to meet seasonal and other withdrawals of deposit accounts and to permit increased lending.

The following table shows certain information regarding Federal Home Loan Bank advances at or for the dates indicated:

	At or For the Year Ended September 30,	
	2012	2011
	(Dollars in thousands)	
Average balance outstanding	$ 9,246	$ 10,562
Maximum outstanding at any month-end during the period	10,000	11,500
Balance outstanding at the end of the period	8,000	10,000
Average interest rate during the period	2.96%	2.64%
Weighted average interest rate at end of period	3.30%	2.71%

At September 30, 2012, we were permitted to borrow up to an aggregate total of $23,600,000 from the Federal Home Loan Bank of Atlanta. We had $8,000,000 of Federal Home Loan Bank advances outstanding at September 30, 2012. Additionally, we have credit availability of $1,500,000 with a correspondent bank for short term liquidity needs, if necessary. There were no borrowings outstanding at September 30, 2012 and 2011 under this facility.

Subsidiaries

At September 30, 2012, Fairmount Bancorp, Inc., had one subsidiary, Fairmount Bank.

Personnel

As of September 30, 2012, we had twelve full-time employees and two part-time employees. The employees are not represented by any collective bargaining group. Management believes that we have a good working relationship with our employees.

SUPERVISION AND REGULATION

General

Fairmount Bancorp, Inc., is a savings and loan holding company and is required to file certain reports with, is subject to examination by, and otherwise must comply with the rules and regulations of the Federal Reserve Board, as the primary regulator of Fairmount Bancorp. Fairmount Bancorp is also subject to the rules and regulations of the Securities and Exchange Commission under the federal securities laws.

Fairmount Bank is examined and supervised by the OCC, as the primary regulator of Fairmount Bank, and is subject to examination by the Federal Deposit Insurance Corporation. This regulation and supervision establishes a comprehensive framework of activities in which an institution may engage and is intended primarily for the protection of the Federal Deposit Insurance Corporation's deposit insurance funds and depositors. Under this system of federal regulation, financial institutions are periodically examined to ensure that they satisfy applicable standards with respect to their capital adequacy, assets, management, earnings, liquidity and sensitivity to market interest rates. Following completion of its examination, the federal agency critiques the institution's operations and assigns its rating (known as an institution's CAMELS rating). Under federal law, an institution may not disclose its CAMELS rating to the public. Fairmount Bank also is a member of and owns stock in the Federal Home Loan Bank of Atlanta, which is one of the twelve regional banks in the Federal Home Loan Bank System. The Bank also is regulated to a lesser extent by the Federal Reserve System Board, governing reserves to be maintained against deposits and other matters. The OCC will examine the Bank and prepare reports for the consideration of its board of directors on any operating deficiencies. The Bank's relationship with its depositors and borrowers also is regulated to a great extent by federal law and, to a much lesser extent, state law, especially in matters concerning the ownership of deposit accounts and the form and content of the Bank's loan documents.

Any change in these laws or regulations, whether by the FDIC, the OCC, the Federal Reserve Board or Congress, could have a material adverse impact on the Company, the Bank and their operations.

Certain of the regulatory requirements that are or will be applicable to the Bank and the Company are described below. This description of statutes and regulations is not intended to be a complete explanation of such statutes and regulations and their effects on the Bank and the Company and is qualified in its entirety by reference to the actual statutes and regulations.

Dodd-Frank Act

The Dodd-Frank Act significantly changed the bank regulatory structure and the lending, investment, trading, and operating activities of financial institutions and their holding companies. The Dodd-Frank Act eliminated the Company's former primary federal regulator, the OTS, and required Fairmount Bank to be regulated by the OCC (the primary regulator for national banks). The Dodd-Frank Act also authorized the Federal Reserve Board to supervise and regulate all savings and loan holding companies like Fairmount Bancorp, Inc., in addition to bank holding companies which it already regulated. As a result, the Federal Reserve Board's current regulations applicable to bank holding companies, including holding company capital requirements, apply to savings and loan holding companies. The Dodd-Frank Act also requires the Federal Reserve Board to set minimum capital levels for bank holding companies that are as stringent as those required for the insured depository subsidiaries, and the components of Tier 1 capital would be restricted to capital instruments that are currently considered to be Tier 1 capital for insured depository institutions. Bank holding companies with assets of less than $500 million are exempt from these capital requirements. Under the Dodd-Frank Act, the proceeds of trust preferred securities are excluded from Tier 1 capital unless such securities were issued prior to May 19, 2010 by bank or savings and loan holding companies with less than $15 billion of assets. The legislation also established a floor for capital of insured depository institutions that cannot be lower than the standards in effect on July 21, 2012, and directed the federal banking regulators to implement new leverage and capital requirements within 18 months that take into account off-balance sheet activities and other risks, including risks relating to securitized products and derivatives.

The Dodd-Frank Act also created a new Consumer Financial Protection Bureau (the "CFPB") with broad powers to supervise and enforce consumer protection laws. The CFPB has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions such as Fairmount Bank, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. The CFPB has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets. Banks and savings institutions with $10 billion or less in assets will be examined by their applicable bank regulators. The new legislation also weakened the federal preemption available for national banks and federal savings associations, and gives state attorneys general the ability to enforce applicable federal consumer protection laws.

The legislation also broadened the base for FDIC insurance assessments. Assessments are now being based on the average consolidated total assets less tangible equity capital of a financial institution. The Dodd-Frank Act also permanently increases the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor, retroactive to January 1, 2009, and non-interest bearing transaction accounts have unlimited deposit insurance through December 31, 2012. The Dodd-Frank Act increased stockholder influence over boards of directors by requiring companies to give stockholders a non-binding vote on executive compensation and so-called "golden parachute" payments, and authorizing the SEC to promulgate rules that would allow stockholders to nominate and solicit voters for their own candidates using a company's proxy materials. The legislation also directs the Federal Reserve Board to promulgate rules prohibiting excessive compensation paid to bank holding company executives, regardless of whether the company is publicly traded or not.

Many of the requirements of the Dodd-Frank Act will be implemented over time and most will be subject to regulations implemented over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full extent of the impact such requirements will have on our operations is unclear. The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage requirements, or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. Failure to comply with the new requirements may negatively impact our results of operations and financial condition. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on us, these changes could be materially adverse to our investors.

The federal banking agencies have proposed rules that would substantially amend the regulatory risk-based capital rules applicable to the Company and the Bank. The proposed rules would implement the "Basel III" regulatory capital reforms and changes required by the Dodd-Frank Act. "Basel III" refers to various documents released by the Basel Committee on Banking Supervision. As published, the proposed rules contemplated a general effective date of January 1, 2013, and, for certain provisions, various phase-in periods and later effective dates for specified provisions. Recently, the federal banking agencies announced that the proposed rules will not be effective on January 1, 2013. The agencies have not adopted final rules or published any modifications to the proposed rules, which are summarized below. It is not possible to predict when or in what form final regulations may be adopted.

The proposed rules include new minimum risk-based capital and leverage ratios, which would be phased in during 2013 and 2014, and would refine the definitions of "capital" for purpose of calculating those ratios. The proposed new minimum capital level requirements would be: (i) a new minimum common equity Tier 1 capital ratio of 4.5%; (ii) a Tier 1 capital ratio of 6% (increased from 4%); (iii) a total capital ratio of 8% (unchanged from current rules); and (iv) a Tier 1 leverage ratio of 4%. The proposed rules would also establish a "capital conversation buffer" of 2.5% above each of the new regulatory minimum capital ratios. The new capital conversation buffer requirement would be phased in beginning in January 2016 until fully implemented in January 2019. An institution would be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level fell below the buffer amount. These limitations would establish a maximum percentage of eligible retained income that could be utilized for such actions.

The proposed rules also implement other revisions to the current capital rules such as recognition of all unrealized gains and losses on available for sale debt and equity securities, and provide that instruments that will no longer qualify as capital would be phased out over time.

The federal bank regulatory agencies also proposed revisions to the prompt corrective action framework, which is designed to place restrictions on insured depository institutions, including the Bank, if their capital levels begin to show signs of weakness. These revisions would take effect January 1, 2015. Under the prompt corrective action requirements, insured depository institutions would be required to meet the following increased capital level requirements in order to qualify as "well capitalized:" (i) a new common equity Tier 1 risk-based capital ratio of 6.5%; (ii) a Tier 1 risk-based capital ratio of 8% (increased from 6%); (iii) a total risk-based capital ratio of 10% (unchanged from current rules); and (iv) a Tier 1 leverage ratio of 5% (unchanged from the current rules).

The proposed rules set forth certain changes for the calculation of risk-weighted assets. The proposed rule utilizes an increased number of credit risk and other exposure categories and risk weights, and also addresses: (i) a proposed alternative standard of creditworthiness consistent with the Dodd-Frank Act; (ii) revisions to recognition of credit risk mitigation; (iii) rules for risk weighting of equity exposure and past due loans; and (iv) revised capital treatment for derivatives and repo-style transactions.

In particular, the proposed rules would expand the risk-weighting categories from the current four categories (0%, 20%, 50% and 100%) to a much larger and more risk-sensitive number of categories, generally ranging from 0% for U.S. government and agency securities to 600% for certain equity exposures. Higher risk weights would apply to a variety of exposure categories, including:

- For residential mortgage exposures, changing the current 50% risk weight for high-quality seasoned mortgages and 100% risk-weight for all other mortgages to a risk weight between 34% and 200% depending upon the mortgage's LTV ratio and whether the mortgage is a "category 1" or "category 2" residential mortgage exposure (based on criteria that include the term, seniority of the lien, use of negative amortization, balloon payments and certain rate increases).
- Applying a 150% risk weight instead of a 100% risk weight for certain high volatility commercial real estate acquisition, development and construction loans.
- Assigning a 150% risk weight to exposures (other than residential mortgage exposures) that are 90 days past due.
- Providing for a 20% credit conversion factor for the unused portion of a commitment with an original maturity of one year or less that is not unconditionally cancellable (currently set at 0%).

Federal Regulation

Business Activities. As a federal savings association, the Bank may invest in mortgage loans secured by residential real estate without limitation as a percentage of assets, and may invest in non-residential real estate loans up to 400% of capital in the aggregate, commercial business loans up to 20% of assets in the aggregate and consumer loans up to 35% of assets in the aggregate, and in certain types of debt securities and certain other assets. The Bank also may establish subsidiaries that may engage in activities not otherwise permissible for the Bank, including real estate investment and securities and insurance brokerage. The Dodd-Frank Act authorized depository institutions to commence paying interest on business checking accounts, effective July 21, 2011.

Branching. Federal savings banks are authorized to establish branch offices in any state or states of the United States and its territories, subject to the approval of the OCC.

Capital Requirements. OCC regulations require savings associations to meet three minimum capital standards: a 1.5% tangible capital ratio, a 4.0% leverage ratio (3.0% for savings associations receiving the highest rating on the CAMELS rating system) and an 8.0% risk-based capital ratio.

The risk-based capital standard for savings associations requires the maintenance of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4.0% and 8.0%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100%, assigned by the OCC, based on the risks believed inherent in the type of asset. Core capital is defined as common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital. Additionally, a savings association that retains credit risk in connection with an asset sale may be required to maintain additional regulatory capital because of the recourse back to the savings association. In assessing an institution's capital adequacy, the OCC takes into consideration not only these numeric factors but also qualitative factors as well, and has the authority to establish higher capital requirements for individual associations where necessary.

At September 30, 2012, the Bank's capital exceeded all applicable requirements. See Note 17 to the notes to our consolidated financial statements included elsewhere herein.

Capital Distributions. Federal regulations govern capital distributions by a federal savings association, which include cash dividends, stock repurchases and other transactions charged to the capital account. A savings association must file an application for approval of a capital distribution if:

- the total capital distributions for the applicable calendar year exceed the sum of the savings association's net income for that year to date plus the savings association's retained net income for the preceding two years;
- the savings association would not be at least adequately capitalized following the distribution;

- the distribution would violate any applicable statute, regulation, agreement or OCC-imposed condition; or

- the savings association is not eligible for expedited treatment of its filings.

Even if an application is not otherwise required, every savings association that is a subsidiary of a holding company must still file a notice with the Office of the Comptroller of the Currency at least 30 days before the board of directors declares a dividend or approves a capital distribution.

The OCC and the Federal Reserve Board have established similar criteria for approving an application or notice.

The notice or application may be disapproved if:

- the savings association would be undercapitalized following the distribution;

- the proposed capital distribution raises safety and soundness concerns; or

- the capital distribution would violate a prohibition contained in any statute, regulation or agreement.

In addition, the Federal Deposit Insurance Act provides that an insured depository institution shall not make any capital distribution, if after making such distribution the institution would be undercapitalized.

To date, the Bank has paid no dividends to the Company.

Liquidity. We maintain sufficient liquidity to ensure safe and sound operation in accordance with federal regulations.

Loans to One Borrower. Federal law provides that savings institutions are generally subject to the limits on loans to one borrower applicable to national banks. Subject to certain exceptions, a savings institution may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral which generally does not include real estate. As of September 30, 2012, the Bank was in compliance with these limitations. See " – *Lending Activities – Loans to One Borrower.*"

Qualified Thrift Lender Test. As a federal savings association, we must satisfy the qualified thrift lender, or "QTL," test. Under the QTL test, we must maintain at least 65% of our "portfolio assets" in "qualified thrift investments" (primarily residential mortgages and related investments, including mortgage-backed securities) in at least nine months of the most recent 12-month period. "Portfolio assets" generally means total assets of a savings institution, less the sum of specified liquid assets up to 20% of total assets, goodwill and other intangible assets, and the value of property used in the conduct of the savings association's business.

We also may satisfy the QTL test by qualifying as a "domestic building and loan association" as defined in the Internal Revenue Code.

A savings association that fails the QTL must either convert to a bank charter or operate under specified restrictions set forth in the Home Owners' Loan Act. At September 30, 2012, we maintained approximately 92.35% of our portfolio assets in qualified thrift investments and, therefore, satisfied the QTL test.

Community Reinvestment Act and Fair Lending Laws. All federal savings associations have a responsibility under the Community Reinvestment Act and related regulations to help meet the credit needs of their communities, including low- and moderate-income borrowers. In connection with its examination of a federal savings association, the OCC is required to assess the savings association's record of compliance with the Community Reinvestment Act. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. A savings association's failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in denial of certain corporate applications such as branches or mergers, or in restrictions on its activities. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the OCC, as well as other federal regulatory agencies and the Department of Justice. Fairmount Bank received a "satisfactory" Community Reinvestment Act rating in its most recent federal examination. The Community Reinvestment Act requires all Federal Deposit Insurance – insured institutions to publicly disclose their ratings.

Transactions with Related Parties. A federal savings association's authority to engage in transactions with its affiliates is limited by federal regulations by Sections 23A and 23B of the Federal Reserve Act, and by Regulation W promulgated by the Board of Governors of the Federal Reserve Board. An affiliate is a company that controls, is controlled by, or is under common control with an insured depository institution such as Fairmount Bank. Fairmount Bancorp, Inc. is an affiliate of Fairmount Bank. In general, loan transactions between an insured depository institution and its affiliates are subject to certain quantitative and collateral requirements. In this regard, transactions between an insured depository institution and its affiliates are limited to 10% of the institution's unimpaired capital and unimpaired surplus for transactions with any one affiliate and 20% of unimpaired capital and unimpaired surplus for transactions in the aggregate with all affiliates. Collateral of specific types and in specified amounts ranging from 100% to 130% of the amount of the transaction must usually be provided by affiliates in order to receive loans from the savings association. In addition, federal regulations prohibit a savings association from lending to any of its affiliates that are engaged in activities that are not permissible for bank holding companies and from purchasing the securities of any affiliate, other than a subsidiary. Finally, transactions with affiliates must be consistent with safe and sound banking practices, not involve low-quality assets and be on terms that are as favorable to the institution as comparable transactions with non-affiliates. Savings associations are required to maintain detailed records of all transactions with affiliates.

Fairmount Bank's authority to extend credit to its directors, executive officers and 10% stockholders, as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board. Among other things, these provisions generally require that extensions of credit to insiders:

- be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features; and

- not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of Fairmount Bank's capital.

In addition, extensions of credit in excess of certain limits must be approved by Fairmount Bank's board of directors.

Enforcement. The OCC has primary enforcement responsibility over federal savings institutions and has the authority to bring enforcement action against all "institution-affiliated parties," including stockholders, and attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action by the OCC may range from the issuance of a capital directive or cease and desist order, to removal of officers and/or directors of the institution and the appointment of a receiver or conservator. Civil penalties cover a wide range of violations and actions, and range up to $25,000 per day, unless a finding of reckless disregard is made, in which case penalties may be as high as $1.0 million per day. The FDIC also has the authority to terminate deposit insurance or to recommend to the OCC that enforcement action be taken with respect to a particular savings institution. If action is not taken by the OCC, the FDIC has authority to take action under specified circumstances.

Standards for Safety and Soundness. Federal law requires each federal banking agency to prescribe certain standards for all insured depository institutions. These standards relate to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, compensation, and other operational and managerial standards as the agency deems appropriate. The federal banking agencies adopted Interagency Guidelines Prescribing Standards for Safety and Soundness to implement the safety and soundness standards required under federal law. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to submit an acceptable compliance plan. Failure to implement such a plan can result in further enforcement action, including the issuance of a cease and desist order or the imposition of civil money penalties.

Prompt Corrective Action Regulations. Under the prompt corrective action regulations, the OCC is required and authorized to take supervisory actions against undercapitalized savings associations. For this purpose, a savings association is placed in one of the following five categories based on the savings association's capital:

- well-capitalized (at least 5% leverage capital, 6% Tier 1 risk-based capital and 10% total risk-based capital and is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued under certain statues and regulations to maintain a specific capital level for any capital measure);

- adequately capitalized (at least 4% leverage capital, 4% Tier 1 risk-based capital and 8% total risk-based capital);
- undercapitalized (less than 8% total risk-based capital, 4% Tier 1 risk-based capital or 3% leverage capital);
- significantly undercapitalized (less than 6% total risk-based capital, 3% Tier 1 risk-based capital or 3% leverage capital); and
- critically undercapitalized (less than 2% tangible capital).

Recently proposed rules that would increase regulatory capital requirements would, if adopted, adjust the prompt corrective actions categories accordingly.

Generally, the banking regulator is required to appoint a receiver or conservator for a savings association that is "critically undercapitalized" within specific time frames. The regulations also provide that a capital restoration plan must be filed with the OCC within 45 days of the date a savings association receives notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." The criteria for an acceptable capital restoration plan include, among other things, the establishment of the methodology and assumptions for attaining adequately capitalized status on an annual basis, procedures for ensuring compliance with restrictions imposed by applicable federal regulations, the identification of the types and levels of activities in which the savings association will engage while the capital restoration plan is in effect, and assurances that the capital restoration plan will not appreciably increase the current risk profile of the savings association. Any holding company for the savings association required to submit a capital restoration plan must guarantee the lesser of an amount equal to 5% of the savings association's assets at the time it was notified or deemed to be undercapitalized by the OCC, or the amount necessary to restore the savings association to adequately capitalized status. This guarantee remains in place until the OCC notifies the savings association that it has maintained adequately capitalized status for each of four consecutive calendar quarters, and the OCC has the authority to require payment and collect payment under the guarantee. Failure by a holding company to provide the required guarantee will result in certain operating restrictions on the savings association, such as restrictions on the ability to declare and pay dividends, pay executive compensation and management fees, and increase assets or expand operations. The OCC may also take any one of a number of discretionary supervisory actions against undercapitalized associations, including the issuance of a capital directive and the replacement of senior executive officers and directors.

At September 30, 2012, we met the criteria for being considered "well-capitalized."

Insurance of Deposit Accounts. The Dodd-Frank Act permanently increased the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor. Non-interest bearing transaction accounts have unlimited deposit insurance through December 31, 2012. Under the FDIC's risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other risk factors. An institution is assigned an assessment rate from 7.00 to 77.5 basis points based upon the risk category to which it is assigned.

The FDIC is authorized to set the reserve ratio for the Deposit Insurance Fund annually at between 1.15% and 1.5% of estimated insured deposits. The Dodd-Frank Act mandates that the statutory minimum reserve ratio of the Deposit Insurance Fund increase from 1.15% to 1.35% of insured deposits by September 30, 2020. Banks with assets of less than $10 billion are exempt from any additional assessments necessary to increase the reserve fund above 1.15%. As part of a plan to restore the reserve ratios to 1.15%, in June 2009 the FDIC imposed a special assessment on all insured institutions equal to five basis points of assets less Tier I capital as of June 30, 2009, payable on September 30, 2009, in order to cover losses to the Deposit Insurance Fund resulting from bank failures. Fairmount Bank recorded an expense of $28,000 during the quarter ended September 30, 2009, to reflect the special assessment. In addition, the FDIC increased its quarterly deposit insurance assessment rates and amended the method by which rates are calculated.

In addition, in lieu of further special assessments, the FDIC required all insured depository institutions to prepay on December 30, 2009, their estimated quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011, and 2012. Estimated assessments for the fourth quarter of 2009 and for all of 2010 are based upon the assessment rate in effect on September 30, 2009, with three basis points added for the 2011 and 2012 assessment rates. In addition, a 5% annual growth in the assessment base is assumed. Prepaid assessments are to be applied against the actual quarterly assessments until exhausted, and may not be applied to any special assessments that may occur in the future. Any unused prepayments will be returned to the institution on June 30, 2013. On December 30, 2009, the Company prepaid $217,000 in estimated assessment fees for the fourth quarter of 2009 through 2012. Because the prepaid assessments represent the prepayment of future expense, they do not affect regulatory capital (the prepaid asset will have a risk-weighting of 0%) or tax obligations.

In February 2011, as required by the Dodd-Frank Act, the FDIC revised the assessment base to consist of average consolidated total assets during the assessment period minus the average tangible equity during the assessment period. In addition, the revisions eliminated the adjustment for secured borrowings and make certain other changes to the impact of unsecured borrowings and brokered deposits on an institution's deposit insurance assessment. The rule also revised the assessment rate schedule to provide assessments ranging from 5 to 45 basis points.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Deposit Insurance Corporation. The Bank does not believe it is taking or is subject to any action, condition or violation that could lead to termination of the Bank's deposit insurance.

In addition to the FDIC assessments, the Financing Corporation ("FICO") is authorized to impose and collect, with the approval of the Federal Deposit Insurance Corporation, assessments for anticipated payments, issuance costs and custodial fees on bonds issued by the FICO in the 1980s to recapitalize the former Federal Savings and Loan Insurance Corporation. The bonds issued by the FICO are due to mature in 2017 through 2019. For the quarter ended September 30, 2012, the annualized FICO assessment was equal to 66 basis points for each $100 of an institution's assets less tangible capital.

Prohibitions Against Tying Arrangements. Federal savings associations are prohibited, subject to some exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

Federal Home Loan Bank System. Fairmount Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank System provides a central credit facility primarily for member institutions. As a member of the Federal Home Loan Bank of Atlanta, we are required to acquire and hold shares of capital stock in the Federal Home Loan Bank. As of September 30, 2012, we were in compliance with this requirement.

Other Regulations

Interest and other charges collected or contracted by us are subject to state usury laws and federal laws concerning interest rates. Our operations are also subject to federal laws applicable to credit transactions, such as the:

- Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
- Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
- Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies;
- Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;
- Truth in Savings Act; and
- Rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

Our operations also are subject to the:

- Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services;

- Check Clearing for the 21st Century Act (also known as "Check 21"), which gives "substitute checks," such as digital check images and copies made from that image, the same legal standing as the original paper check;

- The USA PATRIOT Act and the related regulations of the Office of the Comptroller of the Currency, which require savings associations operating in the United States, among other things, to develop anti-money laundering compliance programs, due diligence policies and controls to ensure the detection and reporting of money laundering. These compliance programs are intended to supplement existing compliance requirements, also applicable to financial institutions, under the Bank Secrecy Act and the Office of Foreign Assets Control regulations; and

- The Gramm-Leach-Bliley Act, which places limitations on the sharing of consumer financial information by financial institutions with unaffiliated third parties. Specifically, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution's privacy policy and provide such customers the opportunity to "opt out" of the sharing of certain personal financial information with unaffiliated third parties.

Holding Company Regulation

General. After completion of the conversion, Fairmount Bancorp, Inc. became a non-diversified savings and loan holding company within the meaning of the Home Owners' Loan Act. As such, Fairmount Bancorp, Inc. is registered with the Federal Reserve Board and subject to Federal Reserve Board regulations, examinations, supervision and reporting requirements. In addition, the Federal Reserve Board has enforcement authority over Fairmount Bancorp, Inc. and its subsidiaries. Among other things, this authority permits the Federal Reserve to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings institution. Like bank holding companies, federal savings and loan holding companies are now subject to any regulatory capital requirements or to supervision by the Federal Reserve Board.

Acquisition of Control. Under the federal Change in Bank Control Act, a notice must be submitted to the Federal Reserve Board if any person (including a company), or group acting in concert, seeks to acquire "control" of a savings and loan holding company or savings association. An acquisition of "control" can occur upon the acquisition of 10% or more of the voting stock of a savings and loan holding company or savings institution or as otherwise defined by the Federal Reserve Board. Under the Change in Control Act, the Federal Reserve Board has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that so acquires control would then be subject to regulation as a savings and loan holding company.

Permissible Activities. Under present law, the business activities of the Company. will be generally limited to those activities permissible for financial holding companies under Section 4(k) of the Bank Holding Company Act of 1956, as amended, or for multiple savings and loan holding companies. A financial holding company may engage in activities that are financial in nature, including underwriting equity securities and insurance as well as activities that are incidental to financial activities or complementary to a financial activity. A multiple savings and loan holding company is generally limited to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, subject to the prior approval of the Federal Reserve Board, and certain additional activities authorized by Federal Reserve Board regulations.

Federal law prohibits a savings and loan holding company, including the Company, directly or indirectly, or through one or more subsidiaries, from acquiring more than 5.0% of another savings institution or holding company thereof, without prior written approval of the Federal Reserve Board. It also prohibits the acquisition or retention of, with certain exceptions, more than 5.0% of a nonsubsidiary company engaged in activities that are not closely related to banking or financial in nature, or acquiring or retaining control of an institution that is not federally insured. In evaluating applications by holding companies to acquire savings institutions, the Federal Reserve Board must consider the financial and managerial resources, future prospects of the company and institution involved, the effect of the acquisition on the risk to the federal deposit insurance fund, the convenience and needs of the community and competitive factors.

Capital. Savings and loan holding companies are not currently subject to specific regulatory capital requirements. The Dodd-Frank Act, however, requires the Federal Reserve Board to promulgate consolidated capital requirements for depository institution holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to depository institutions themselves. Instruments such as cumulative preferred stock and trust preferred securities will no longer be includable as Tier 1 capital, as is currently permitted for bank holding companies. There is a five-year transaction period (from the July 21, 2010 effective date of the Dodd-Frank Act) before the capital requirements should apply to savings and loan holding companies. However, the recent proposed rule that would establish such regulatory capital requirements for savings and loan holding companies failed to acknowledge either the grandfather for trust preferred securities or the five-year transition period for application of the capital requirements to savings and loan holding companies. It is therefore uncertain whether the Federal Reserve Board will implement the statutory grandfather and transitional period.

Dividends and Repurchases. The Federal Reserve Board has issued a policy statement regarding the payment of dividends and the repurchase of shares of common stock by bank holding companies that it has made applicable to savings and loan holding companies as well. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. Regulatory guidance provides for prior regulatory review of capital distributions in certain circumstances such as where the company's net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the company's overall rate of earnings retention is inconsistent with the company's capital needs and overall financial condition. The ability of a holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. The policy statement also provides for regulatory review prior to a holding company redeeming or repurchasing common stock or perpetual preferred stock that would result in a net reduction as of the end of a quarter in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred. These regulatory policies could affect the ability of the Company to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions.

Source of Strength. The Dodd-Frank Act extended the "source of strength" doctrine to savings and loan holding companies. The regulatory agencies must issue regulations requiring that all bank and savings and loan holding companies serve as a source of strength to their subsidiary depository institutions by providing capital, liquidity and other support in times of financial stress.

Federal Securities Laws

The Company's common stock is registered with the SEC under the Securities Exchange Act of 1934. Fairmount Bancorp, Inc. is subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

The Company's common stock held by persons who are affiliates (generally officers, directors and principal shareholders) of the Company may not be resold without registration or unless sold in accordance with certain resale restrictions. If the Company meets specified current public information requirements, each affiliate of the Company is able to sell in the public market, without registration, a limited of shares in any three-month period.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. As directed by the Sarbanes-Oxley Act, our Chief Executive Officer and Chief Financial Officer will be required to certify that our quarterly and annual reports do not contain any untrue statement of a material fact. The rules adopted by the Securities and Exchange Commission under the Sarbanes-Oxley Act have several requirements, including having these officers certify that: they are responsible for establishing, maintaining and regularly evaluating the effectiveness of our internal control over financial reporting; they have made certain disclosures to our auditors and the audit committee of the board of directors about our internal control over financial reporting; and they have included information in our quarterly and annual reports about their evaluation and whether there have been changes in our internal control over financial reporting or in other factors that could materially affect internal control over financial reporting. We will be subject to further reporting and audit requirements beginning with the fiscal year ending September 30, 2012 under the requirements of the

Sarbanes-Oxley Act. We have prepared and will prepare policies, procedures and systems designed to ensure compliance with these regulations.

TAXATION

Federal Taxation

General. Fairmount Bancorp, Inc. and Fairmount Bank are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. For federal income tax purposes, Fairmount Bancorp files a consolidated federal income tax return with its wholly owned subsidiary, Fairmount Bank, on a fiscal year basis. The applicable federal income tax expense or benefit is properly allocated to each subsidiary based upon taxable income or loss calculated on a separate company basis. The following discussion of federal taxation is intended only to summarize material federal income tax matters and is not a comprehensive description of the tax rules applicable to Fairmount Bancorp, Inc. and Fairmount Bank.

Method of Accounting. For federal income tax purposes, income and expenses are reported on the accrual method of accounting and Fairmount Bancorp will file its federal income tax return using a September 30 fiscal year end.

Bad Debt Reserves. For fiscal years beginning before June 30, 1996, thrift institutions that qualified under certain definitional tests and other conditions of the Internal Revenue Code were permitted to use certain favorable provisions to calculate their deductions from taxable income for annual additions to their bad debt reserve. A reserve could be established for bad debts on qualifying real property loans, generally secured by interests in real property improved or to be improved, under the percentage of taxable income method or the experience method. The reserve for nonqualifying loans was computed using the experience method. Federal legislation enacted in 1996 repealed the reserve method of accounting for bad debts and the percentage of taxable income method for tax years beginning after 1995 and require savings institutions to recapture or take into income certain portions of their accumulated bad debt reserves.

Alternative Minimum Tax. The Internal Revenue Code of 1986, as amended, imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences, referred to as "alternative minimum taxable income." The alternative minimum tax is payable to the extent alternative minimum taxable income is in excess of an exemption amount. Net operating losses can, in general, offset no more than 90% of alternative minimum taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. At September 30, 2012, we had no minimum tax credit carry forward.

Net Operating Loss Carryovers. A financial institution may carry back net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. At September 30, 2012, we had a net operating loss carryforward for income tax purposes from the Fullerton acquisition in the amount of $420,000. Approximately $42,000 of the carryforward was used to offset current year income with the remainder of $378,000 being carried forward to offset potential future income.

Corporate Dividends. We may exclude from our income 100% of dividends received from Fairmount Bank as a member of the same affiliated group of corporations.

Audit of Tax Returns. Our federal income tax returns have not been audited during the last five-year period.

Maryland Taxation

Fairmount Bancorp, Inc. is subject to Maryland's Corporation Business Tax at the rate of 8.25% on its taxable income, before net operating loss deductions and special deductions for federal income tax purposes. Fairmount Bank is required to file Maryland income tax returns. For this purpose, "taxable income" generally means federal taxable income subject to certain adjustments (including addition of interest income on state and municipal obligations).

Item 1A. Risk Factors

Not applicable to a smaller reporting company.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

We conduct our operations from our offices located at 8216 Philadelphia Road, Baltimore, Maryland 21237 and at 7527 Belair Road, Baltimore, Maryland, 21236 (the former office of Fullerton). The net book value of the premises, land and equipment at 8216 Philadelphia Road was $2,519,000 at September 30, 2012. The net book value of the premises at 7527 Belair Road was $556,000. The Company believes that its properties are maintained in good operating condition and are suitable and adequate for its purposes.

We also own a property contiguous our home office that may be used for expansion and/or developed and sold. At September 30, 2012, the book value of this property was $162,000.

Item 3. Legal Proceedings

We are not presently involved in legal proceedings of a material nature. Occasionally, we are a party to legal proceedings incidental to our business to enforce security interest in collateral pledged to secure loans made by us.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) **Market, Holder and Dividend Information**. The Company's common stock is quoted on the OTC Bulletin Board under the symbol "FMTB". The common stock commenced trading on June 3, 2010. As of September 30, 2012, there were 477,514 shares of common stock outstanding. As of December 21, 2012, there were 469,714 shares of common stock outstanding. At that date, the Company had approximately 108 holders of record of common stock. The figure of shareholders of record does not reflect the number of persons whose shares are in nominee or street name accounts through brokers.

The quarterly high and low sales price of Fairmount's common stock for the past two fiscal years is presented in the table below. These prices may include dealer mark-up, mark-down and/or commission and may not necessarily represent actual transactions.

	High Bid	Low Bid	Close
Fiscal Year 2012:			
September 30, 2012	$ 17.00	$ 17.00	$ 17.00
June 30, 2012	14.42	14.42	14.42
March 31, 2012	16.04	15.20	15.20
December 31, 2011	14.10	14.10	14.10
Fiscal Year 2011:			
September 30, 2011	$ 17.00	$ 16.50	$ 16.50
June 30, 2011	18.00	15.75	17.00
March 31, 2011	20.00	15.00	16.00
December 31, 2010	20.00	15.00	20.00

The Board of Directors has the authority to declare cash dividends on shares of common stock, subject to statutory and regulatory requirements. However, no decision has been made with respect to the payment of cash dividends. In determining whether and in what amount to pay a cash dividend, the Board is expected to take into account a number of factors, including capital requirements, our consolidated financial condition and results of operations, tax considerations, statutory and regulatory limitations and general economic conditions. No assurances can be given that any cash dividends will be paid or that, if paid, will not be reduced or eliminated in the future.

Dividend payments by the Company are dependent primarily on dividends it receives from Fairmount Bank, because the Company will have no source of income other than dividends from the Bank, earnings from the investment of proceeds from the sale of shares of common stock retained by the Company, and interest payments with respect to the Company's loan to the ESOP. Federal law imposes limitations on dividends by Federal stock savings banks. See "Supervision and Regulation—Federal Banking Regulation—Capital Distributions."

(b) **Sales of Unregistered Securities**. Not applicable.

(c) **Use of Proceeds**. Not applicable.

(d) **Securities Authorized for Issuance Under Equity Compensation Plans**. The following table sets forth the information as of September 30, 2012 with respect to compensation plans (other than the Company's employee stock ownership plan) under which securities of the registrant are authorized for issuance.

	Equity Compensation Plan Information		
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights(1)	Number of securities remaining available for future issuance under stock based compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by stockholders	52,864	$ 14.10	9,300
Equity compensation plans not approved by stockholders	N/A	N/A	N/A
Total	52,864	$ 14.10	9,300

(1) Reflects weighted average price of stock options only

(e) **Stock repurchases.** On September 7, 2012, the Board of Directors authorized the repurchase of up to 25,000 shares of the Company's outstanding common stock. The repurchase program is equal to approximately 5% of the total shares outstanding. On October 4, 2012, the Board of Directors approved an increase in its current stock repurchase program from 25,000 to 40,000 shares, which is equal to approximately 8% of the total shares outstanding. The repurchase program began on September 10, 2012 and will occur over a period of six months. The following table sets forth information in connection with repurchases of the Company's shares of common stock during the period listed.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plan
September 1–30, 2012	22,800	$ 17.07	22,800	17,200

Item 6. Selected Financial Data

The following tables contain certain information concerning our consolidated financial position and results of operations, which is derived in part from our consolidated financial statements. The following is only a summary and should be read in conjunction with the consolidated financial statements and notes beginning on page 49 this annual report.

	At September 30,	
	2012	2011
	(In thousands)	
Selected Financial Conditional Data:		
Total assets	$ 79,044	$ 72,787
Cash and cash equivalents	514	619
Federal funds sold and interest-bearing deposits in other banks	3,849	5,571
Certificates of deposit	3,532	-
Investment securities	11,441	7,805
Federal Home Loan Bank stock	480	604
Loans receivable, net	54,650	53,758
Deposits	58,026	50,947
Borrowed funds	8,000	10,000
Equity	12,855	11,477

	For the Years Ended September 30,	
	2012	2011
	(In thousands)	
Selected Operating Data:		
Interest and dividend income	$ 3,714	$ 3,764
Interest expense	920	1,101
Net interest income	2,794	2,663
Provision for loan losses	200	455
Net interest income after provision for loan losses	2,594	2,208
Non-interest income	91	226
Non-interest expense	2,245	1,671
Income before income taxes	440	763
Provision for income taxes	114	274
Income before extraordinary gain	326	489
Extraordinary item, gain on business combination	1,022	-
Net income	$ 1,348	$ 489

	At or for the Years Ended September 30,	
	2012	2011
Selected Financial Ratios and Other Data:		
Performance Ratios:		
Return on assets (ratio of net income to average total assets) [(1)]	1.70%	0.67%
Return on equity (ratio of net income to average equity) [(1)]	10.12%	4.40%
Interest rate spread[(2)]	3.64%	3.69%
Net interest margin[(3)]	3.81%	3.89%
Efficiency ratio[(4)]	77.80%	57.85%
Non-interest expense to average total assets	2.84%	2.31%
Average interest-earning assets to average interest-bearing liabilities	113.15%	112.92%
Loans to deposits	94.18%	105.52%
Asset Quality Ratios:		
Non-performing assets to total assets[(5)]	2.75%	3.22%
Non-performing loans to total loans	3.39%	2.67%
Allowance for loan losses to non-performing loans	32.90%	45.67%
Allowance for loan losses to total loans	1.12%	1.22%
Net chargeoffs as a percentage of average loans outstanding	0.45%	0.23%
Capital Ratios:		
Average equity to average assets	16.56%	15.11%
Equity to total assets at end of period	16.26%	15.77%
Total capital to risk-weighted assets	27.33%	24.75%
Tier 1 capital to risk-weighted assets	26.07%	23.50%
Tier 1 capital to average assets	13.74%	13.12%
Per Share Data [(6)]:		
Net income, basic [(1)]	$ 2.86	$ 1.18
Net income, dilutive [(1)]	$ 2.82	$ 1.18
Book value	$ 26.92	$ 25.85
Market price	$ 17.00	$ 16.50
Average shares outstanding	472,278	415,083
Other Data:		
Number of full service offices	2	1
Number of employees	14	12

(1) Net income includes extraordinary item, gain on business combination
(2) Represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.
(3) The net interest margin represents net interest income as a percent of average interest-earning assets for the period.
(4) The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.
(5) Non-performing assets consist of non-performing loans and real estate owned.
(6) Book value per share is calculated using the number of shares of common stock outstanding of 477,514 and 444,038 as of September 30, 2012 and 2011, respectively.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Our results of operations depend mainly on our net interest income, which is the difference between the interest income we earn on our loan and investment portfolios and the interest expense we pay on our deposits and borrowings. Results of operations are also affected by provisions for loan losses and noninterest income. Our noninterest expense consists primarily of compensation and employee benefits, office occupancy and general administrative and data processing expenses.

Our results of operations are significantly affected by general economic and competitive conditions, particularly with respect to changes in interest rates, government policies and actions of regulatory authorities. Future changes in applicable law, regulations or government policies may materially affect our financial condition and results of operations.

Historically, our business has consisted primarily of originating one-to four-family real estate loans secured by property in our market area and investing in mortgage-backed and investment securities. Typically, one-to four-family loans involve a lower degree of risk and carry a lower yield than commercial real estate, construction and consumer loans. Our loans are primarily funded by certificates of deposit and, to a lesser extent, savings accounts and Federal Home Loan Bank of Atlanta advances. Certificates of deposit typically have a higher interest rate than savings accounts. The combination of these factors, along with our capital level, has resulted in low interest rate spreads and returns on equity.

Critical Accounting Policies

In reviewing and understanding our financial information, you are encouraged to read and understand the significant accounting policies used in preparing our financial statements. These policies are described in Note 1 of the Notes to the Consolidated Financial Statements. Our accounting and financial reporting policies conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. Accordingly, the financial statements require certain estimates, judgments, and assumptions, which are believed to be reasonable, based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the periods presented. Management believes that evaluation of the allowance for loan losses is the most critical accounting policy to aid in fully understanding and evaluating our reported financial results. This policy requires numerous estimates or economic assumptions that may prove inaccurate or may be subject to variations which may significantly affect our reported results and financial condition for the period or in future periods.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectability of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that represents the amount of probable and reasonably estimable known and inherent losses in the loan portfolio, based on evaluations of the collectability of loans. The evaluations take into consideration such factors as changes in the types and amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, estimated losses relating to specifically identified loans, and current economic conditions. This evaluation is inherently subjective as it requires material estimates including, among others, exposure at default, the amount and timing of expected future cash flows on impacted loans, value of collateral, estimated losses on our loan portfolios as well as consideration of general loss experience. All of these estimates may be susceptible to significant change.

While management uses the best information available to make loan loss allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or changes in accounting guidance. In addition, the OCC, as an integral part of its examination processes, periodically reviews the Bank's allowance for loan losses. The OCC may require the recognition of adjustments to the allowance for loan losses based on its judgment of information available to it at the time of its examinations. To the extent that actual outcomes differ from management's estimates, additional provisions to the allowance for loan losses may be required that would adversely impact earnings in future periods.

Business Strategy

Highlights of our business strategy are as follows:

- *Growing and Diversifying our Loan Portfolio.* We will pursue loan portfolio diversification with an emphasis on credit risk management to increase our origination of loans that provide higher returns. These loans provide higher returns than loans secured by one-to four-family residential real estate. These loans are generally originated with rates that are fixed for seven years or less or adjust periodically, which assists us in managing our interest rate risk. We also intend to increase our origination of commercial real estate and construction loans when market conditions improve.

- *Continuing to Emphasize Residential Real Estate Lending.* Historically, we have emphasized one-to four-family, fixed-rate residential lending within our market area. As of September 30, 2012, $43,953,000, or 79.49%, of our total loan portfolio consisted of one-to four-family residential mortgage loans. During the year ended September 30, 2012, we originated $3,098,000 of one-to four-family residential mortgage loans and $420,000 of one-to four-family non-owner occupied loans. In addition, to a lesser extent, we originate construction/permanent loans and second mortgage loans.

- *Continuing to Maintain Strong Asset Quality Through Conservative Underwriting Standards.* We believe that maintaining high asset quality is a key to long-term financial success. We have sought to maintain favorable asset quality reflected primarily by a low level of nonperforming assets, low charge-offs and adequacy of loan loss reserves. We use underwriting standards that we believe are conservative, and we diligently monitor collection efforts. At September 30, 2012, $2,173,000, or 2.75% of our total assets, was nonperforming. Although we intend to diversify our lending activities into commercial real estate loans, construction loans and consumer loans, we intend to maintain our conservative approach to underwriting loans. We do not offer, and do not intend to offer, "interest only," "Option ARM," "sub-prime" or Alt-A" loans, nor does it hold any securities backed by these mortgages. Total net charge-offs for the year ended September 30, 2012, were $248,000, or 0.45%, of average loans outstanding.

- *Building Lower Cost Deposits.* We currently offer NOW accounts, savings accounts and certificates of deposit. At September 30, 2012, certificates of deposit represented 64.50% of our total deposits. We intend to introduce new commercial checking accounts and focus on growing transaction deposit accounts. Checking accounts, NOW accounts and savings accounts are generally lower-cost sources of funds than certificate of deposits and are less sensitive to withdrawal when interest rates fluctuate. As we grow our commercial loan portfolio, we expect to attract core deposits from our new commercial loan customers. We also expect additional core deposits from internet banking, which was implemented during fiscal year 2012.

- *Maintaining a Strong Capital Position Through Disciplined Growth and Earnings.* Our policy has always been to protect the safety and soundness of the institution through conservative risk management, sound operations and a strong capital position. We have consistently maintained capital in excess of regulatory requirements. Our equity to total assets ratio was 16.26% at September 30, 2012.

- *Offering New and Better Products and Services.* We intend to utilize technology to increase productivity and provide new and better products and services We implemented our internet banking service in fiscal year 2012 and we expect to begin offering debit cards in early 2013. We expect that these new products and services will help to maintain and increase our deposit base, will attract business and retail customers and will increase productivity. We will analyze the profitability of products and services and allocate our resources to those areas we believe offer the greatest future potential.

- *Expanding Our Branch Network.* We intend to evaluate and pursue opportunities to expand our franchise in our market area through the enhanced presence in the community provided by our new office facility and by opening additional banking offices and, possibly, through acquisitions of other financial institutions and banking related businesses. Other than the acquisition of Fullerton which occurred in October 2011, we have no current arrangements to acquire other financial institutions.

Comparison of Financial Condition at September 30, 2012 and September 30, 2011

Total assets increased by $6,257,000, or 8.60%, to $79,044,000 at September 30, 2012, from $72,787,000 at September 30, 2011. The increase was primarily the result of the acquisition of Fullerton in October 2011. A total of $8,544,000 in assets were acquired in the transaction.

Cash and cash equivalents decreased by $1,826,000, or 29.50%, to $4,363,000 at September 30, 2012, from $6,189,000 at September 30, 2011. This decrease was primarily the result of decreases in interest-bearing deposits in other banks and decreases in federal funds sold.

Certificates of deposit increased by $3,532,000 at September 30, 2012. The increase was due to the investment of available liquidity in FDIC insured certificates of deposits with maturities greater than one year.

Investment securities increased by $3,636,000, or 46.59%, to $11,441,000 at September 30, 2012, from $7,805,000 at September 30, 2011. The increase was the result of $7,478,000 in purchases offset by $4,531,000 in maturities, payments and calls.

Total net loans increased from $53,758,000 at September 30, 2011, to $54,650,000 at September 30, 2012. This represented an increase of $892,000, or 1.66%. The change was primarily attributable to loans added of $2,415,000 in association with the Fullerton acquisition and an increase in secured by other properties loans of $830,000 or 46.53%, offset by decreases of $1,234,000, or 27.44%, in construction and land development loans and decreases of $888,000, or 2.09%, in one-to four-family residential first mortgage loans. For related party loan information see Note 4 of the accompanying Notes to the Consolidated Financial Statements.

Foreclosed real estate, which is described below, decreased by $588,000 from $884,000 at September 30, 2011 to $296,000 at September 30, 2012:

- One commercial borrower with one loan secured by five residential condominium units in Ocean City, Maryland and one commercial business property in Anne Arundel County with an outstanding balance of $770,000. This relationship is the result of a loan participation whereby we purchased 35% of the loan from the lead lender. On May 23, 2011, along with the lead lender, we took a deed in lieu of foreclosure on the five condominium units and have hired a management company to maintain the properties and collect the rents. During the current fiscal year we sold four condominium units and recorded a loss on the transactions of $18,000. We also recorded a write down in the valuation of the remaining unit of $14,000 and recorded its fair value of $79,000 as of September 30, 2012. We believe we adequately recorded the fair value of the remaining unit to enable recovery through the liquidation of the property and avoid future additional losses on this property. We have a remaining loan balance of $216,000 with the commercial borrower secured by the commercial business property. This loan was restructured and is considered a troubled debt restructuring. Based on the appraisal of the commercial property, an additional allowance was not required for the remaining loan.
- One commercial borrower with one loan secured by seven single family land lots ranging in size from one acre to twenty two acres, in Talbot County. This relationship is the result of a participation whereby we purchased 35% of the loan from the lead lender. On May 13, 2011, along with the lead lender, we purchased the lots at a foreclosure sale. We originally recorded foreclosed real estate in the amount of $390,000 relating to the seven single-family land lots. Based on a recent appraisal, we recorded a write down in the valuation of the property of $190,000 and recorded its fair value of $200,000 as of September 30, 2012. We believe we adequately recorded the fair value of the foreclosed asset to enable recovery through the liquidation of the properties.

Total liabilities at September 30, 2012 were $66,189,000, an increase of $4,879,000, or 7.96%, from $61,310,000 at September 30, 2011. The increase was primarily attributable to deposits added of $7,333,000 in association with the Fullerton acquisition offset by repayments of $2,000,000 in Federal Home Loan Bank overnight advances.

Deposits increased to $58,026,000 at September 30, 2012, from $50,947,000 at September 30, 2012. This represented an increase of $7,079,000, or 13.89%. The increases were primarily the result of increases in savings deposits of $5,033,000, or 48.26%, and increases in certificates of deposit of $1,490,000, or 4.15%. For related party deposit information see Note 8 of the accompanying Notes to the Consolidated Financial Statements.

Borrowed funds, which were exclusively Federal Home Loan Bank advances decreased to $8,000,000 at September 30, 2012 from $10,000,000 at September 30, 2011. This represented a decrease of $2,000,000, or 20.00%. At September 30, 2012, the weighted average rate of the advances was 3.30%. The balance of borrowed funds fluctuates depending on, among other things, our ability to attract deposits, the relative pricing of advances compared to deposits, and its liquidity needs.

Stockholders' equity was $12,855,000, or 16.26%, of total assets at September 30, 2012, compared to $11,477,000, or 15.77%, of total assets at September 30, 2011. The primary reason for the $1,378,000, or 12.01%, increase in equity was the $1,022,000 extraordinary gain recorded as the result of the Fullerton acquisition. Also in October 2011, the Company completed a stock offering related to the Fullerton conversion merger in which 56,276 shares of the Company's common stock were issued and sold at a price of $14.10 per share, resulting in net proceeds of approximately $452,000. In September 2012, the Company instituted a stock repurchase program which resulted in a decrease of $389,000 in stockholders' equity due to the repurchase of 22,800 shares of common stock. Several other factors also contributed to the changes in stockholders' equity including net income before extraordinary gain of $326,000 for the year ended September 30, 2012, offset by deductions for ESOP shares of $63,000 and RRP shares of $37,000, a release of shares for the ESOP of $59,000 as well as an increase of $8,000 in other comprehensive income related to the interest rate fluctuations on the Company's available for sale securities portfolio.

Comparison of Operating Results for the Years Ended September 30, 2012 and 2011

Overview. Net income increased by $859,000 to $1,348,000 for the year ended September 30, 2012, from $489,000 for the year ended September 30, 2011. This increase in net income included an extraordinary gain of $1,022,000 recorded in association with the acquisition of Fullerton. Net interest income increased $131,000, or 4.92%, to $2,794,000 for the year ended September 30, 2012, from $2,663,000 for the year ended September 30, 2011. Provision for loan and lease losses decreased by $255,000, or 56.04%, to $200,000 for the year ended September 30, 2012, from $455,000 for the year ended September 30, 2011. Non-interest income decreased by $135,000, or 59.73%, from $226,000 for the year ended September 30, 2011, to $91,000 for the year ended September 30, 2012. Non-interest expenses increased by $574,000, or 34.35%, from $1,671,000 for the year ended September 30, 2011, to $2,245,000 for the year ended September 30, 2012. Income taxes decreased $160,000, or 58.39%, from $274,000 for the year ended September 30, 2011 to $114,000 for the year ended September 30, 2012.

Net Interest Income. Net interest income increased by $131,000, or 4.92%, to $2,794,000 for the year ended September 30, 2012, from $2,663,000 for the year ended September 30, 2011. The increase primarily resulted from the combined effects of a decrease of $50,000, or 1.33%, in interest and dividend income to $3,714,000 for the year ended September 30, 2012, from $3,764,000 in the year ended September 30, 2011, and a decrease of $181,000 in interest expense to $920,000 for the year ended September 30, 2012, from $1,101,000 for the year ended September 30, 2011. The increase in interest and dividend income was due to a combination of a $4,995,000 increase in the average balance of interest earning assets from September 30, 2011, to September 30, 2012, offset by a decrease in the average rates earned on interest-bearing assets from 5.51% at September 30, 2011 to 5.06% at September 30, 2012. Interest expense decreased due to a combination of a decrease in the average rates paid on deposits and borrowings to 1.42% at September 30, 2012, from 1.82% at September 30, 2011, offset by an increase in interest-bearing liabilities of $4,293,000 from September 30, 2011 to September 30, 2012.

For the year ended September 30, 2012, the average yield on interest-earning assets was 5.06%, compared to 5.51% for the year ended September 30, 2011. The average cost of interest-bearing liabilities was 1.42% for the year ended September 30, 2012, compared to 1.82% for the year ended September 30, 2011. The average balance of interest-earnings assets increased by $4,995,000, or 7.31%, to $73,365,000 for the year ended September 30, 2012, compared to $68,370,000 for the year ended September 30, 2011. The average balance of interest-bearing liabilities increased by $4,293,000, or 7.09%, to $64,841,000 for the year ended September 30, 2012, from $60,548,000 for the year ended September 30, 2011.

The average interest rate spread was 3.64% for the year ended September 30, 2012, compared to 3.69% for the year ended September 30, 2011. The average net interest margin was 3.81% for the year ended September 30, 2012, compared to 3.89% for the year ended September 30, 2011.

Provision for Loan and Lease Losses. The Company establishes a provision for loan losses, which is charged to operations, in order to maintain the allowance for loan and leases losses at a level the Company considers necessary to absorb credit losses incurred in the loan portfolio that are both probable and reasonably estimated at the balance sheet date. In determining the level of the allowance for loan and lease losses, the Company considers past and current loss experience, evaluations of real estate collateral, current economic conditions, volume and type of lending, adverse situations that may affect a borrower's ability to repay a loan and the levels of non-performing loans. The amount of the allowance is based on estimates and actual losses may vary from such estimates as more information becomes available or economic conditions change. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as circumstances change as more information becomes available. The allowance for loan losses is assessed on a quarterly basis and provisions are made for loan and lease losses as required in order to maintain the allowance.

The provision for loan and lease losses decreased $255,000, or 56.04%, to $200,000 for the year ended September 30, 2012, from $455,000 for the year ended September 30, 2011. The decrease in the provision for loan and lease losses was due to a lower level of specific reserves during fiscal year 2012 as a result of our having fewer non-performing loans for which a provision had not already been taken. The Company recorded net charge-offs of $248,000 and $124,000 for the years ended September 30, 2012 and September 30, 2011, respectively.

Non-Interest Income. Non-interest income was $91,000 for the year ended September 30, 2012, which was a decrease of $135,000, or 59.73%, from $226,000 for the year ended September 30, 2011. The primary reason for the decrease was that the Company sold its previous headquarters location and recorded a gain of $127,000 on the sale during fiscal year 2011. Service charges and fees decreased by $21,000, or 23.86% from $88,000 for the year ended September 30, 2011, to $67,000 for the year ended September 30, 2012. This decrease in service fees and charges was primarily due to a decrease in loan settlements during the fiscal year.

Non-Interest Expense. Non-interest expense increased by $574,000, or 34.35% to $2,245,000 for the year ended September 30, 2012, from $1,671,000 for the year ended September 30, 2011. The largest increases occurred in salaries, fees and employment expenses, professional fees and provision for losses and costs on real estate acquired through foreclosure. Salaries fees and employment expense increased $87,000, or 8.69%, from $1,001,000 for the year ended September 30, 2011 to $1,088,000 for the year ended September 30, 2012. The increase in salaries, fees and employment expenses can be attributed to the additional personnel associated with the Fullerton acquisition that occurred in October 2011. Professional fees increased from $134,000 for the year ended September 30, 2011, to $284,000 for the year ended September 30, 2012. This increase of $150,000, or 111.94%, was the result of several factors including a consulting agreement with a former Fullerton employee and the increased reporting requirements associated with the Company's public company status. The Company recorded an expense of $252,000 related to losses and costs on real estate acquired through foreclosure. The expense of $252,000 included a write down in the fair value of foreclosed real estate of $222,000 and losses on the sale of foreclosed real estate of $18,000. The Company also experienced increases in premises and equipment of $24,000, or 13.95%, data processing of $34,000, or 42.50%, and other operating expenses of $18,000 or 14.75%. The increase in each category can be attributed to the Fullerton acquisition and the additional expenses associated with an additional bank branch.

Income Taxes. The provision for income taxes decreased $160,000, or 58.39%, to $114,000 for the year ended September 30, 2012, from $274,000 for the year ended September 30, 2011. The decrease in provision for income taxes was due to the decrease in the Company's income before income taxes and extraordinary gain of $323,000, or 42.33%, from $763,000 for the year ended September 30, 2011 to $440,000 for the year ended September 30, 2012. As of September 30, 2012, the Company had net operating loss carryforwards of $420,000 associated with the acquisition of Fullerton. The Company utilized approximately $42,000 in net loss carryforwards to offset current year taxable income. The remaining net loss carryforwards of approximately $378,000, which begin to expire in 2031, may be used to offset future income taxes payable. The Company however may be subject to alternative minimum tax and the realization of the net loss carryforwards is dependent on future taxable income and may be subject to limits under IRC Section 382.

Extraordinary Item. The Company recognized $1,022,000 of extraordinary income during the year ended September 30, 2012 relating to the acquisition of Fullerton. The extraordinary income, also defined as negative goodwill, was the result of the sum of the fair values of assets acquired less the liabilities assumed exceeding the acquisition cost.

Total Comprehensive Income. Total comprehensive income for the years ended September 30, 2012 and 2011, consisted of net income and the change in unrealized gains on investment securities available for sale, net of tax. Total comprehensive income was $1,356,000 and $556,000 for the years ended September 30, 2012 and 2011, respectively. The increase in total comprehensive income resulted from an increase of $859,000 in net income, including the extraordinary gain of $1,022,000 and a decrease of $59,000 in adjustments to accumulated other comprehensive income from the change in unrealized gains (losses) on securities available for sale.

Average Balances and Yields

The following table sets forth average balance sheets, average yields and costs, and certain other information at the date and for the periods indicated. All average balances are based on daily averages, unless otherwise noted. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or expense.

	Years Ended,					
	September 30, 2012			September 30, 2011		
	Average Outstanding Balance	Interest Income Expense	Yield/ Rate	Average Outstanding Balance	Interest Income Expense	Yield/ Rate
	(Dollars in thousands)					
Interest earning assets						
Loans	$ 54,468	$ 3,319	6.09%	$ 54,542	$ 3,381	6.20%
Federal funds sold and interest-bearing deposits in other banks	5,171	5	0.09	3,760	25	0.67
Certificates of deposit	2,493	41	1.63	-	-	1.24
Investment securities	10,661	342	3.21	9,460	354	3.74
Federal Home Loan Bank Stock	572	7	1.31	608	4	0.68
Total interest earning assets	$ 73,365	$ 3,714	5.06%	$ 68,370	$ 3,764	5.51%
Non interest earning assets	6,051			4,282		
Total assets	$ 79,416			$ 72,652		
Interest bearing liabilities						
Interest bearing deposits	$ 4,044	$ 18	0.45%	$ 4,038	$ 29	0.72%
Savings deposits	14,151	97	0.68	9,578	75	0.78
Certificates of deposit	37,400	532	1.42	36,370	719	1.98
Borrowed funds	9,246	273	2.96	10,562	278	2.64
Total interest bearing liabilities	$ 64,841	$ 920	1.42%	$ 60,548	$ 1,101	1.82%
Non-interest bearing liabilities	1,247			1,007		
Total liabilities	$ 66,088			$ 61,555		
Stockholders' equity	13,328			11,097		
Total liabilities and stockholders' equity	$ 79,416			$ 72,652		
Net interest income[3]		$ 2,794			$ 2,663	
Net interest rate spread			3.64%			3.69%
Net interest earning assets	$ 8,524			$ 7,822		
Net interest margin[4]			3.81%			3.89%
Average of interest earning assets to interest bearing liabilities			113.15%			112.92%

(1) Average loan balances include nonaccrual loans. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.
(2) Yields are based on historical costs. Yields on tax exempt obligations have not been computed on a tax equivalent basis.
(3) Yields are based on the historical cost balances of the related assets and do not give effect to changes in fair value that are included as a component of equity. Yields on tax exempt obligations have not been computed on a tax equivalent basis.
(4) Equals net interest income divided by average earning assets.

Rate/Volume Analysis

The following table presents the dollar amount of changes in interest income and interest expense for the major categories of our interest-earning assets and interest-bearing liabilities. Information is provided for each category of interest-earning assets and interest-bearing liabilities with respect to (1) changes in volume, which is the change in volume multiplied by prior year rate, and (2) changes in rate, which is the change in rate multiplied by prior year volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to volume and the change due to rate.

	Years Ended September 30, 2012 vs. 2011			Years Ended September 30, 2011 vs. 2010		
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
			(In thousands)			
Interest-earning assets:						
Loans	$ (5)	$ (57)	$ (62)	$ 202	$ (182)	$ 20
Federal funds sold and interest-bearing deposits in other banks	3	(1)	2	(2)	(1)	(3)
Certificates of deposit	10	-	10	9	-	9
Investment securities	42	(53)	(11)	85	(44)	41
Federal Home Loan Bank stock	-	4	4	-	2	2
Total interest-earning assets	$ 50	$ (107)	$ (57)	$ 294	$ (225)	$ 69
Interest-bearing liabilities:						
Interest-bearing deposits	$ -	$ (11)	$ (11)	$ -	$ (12)	$ (12)
Saving deposits	33	(12)	21	1	(27)	(26)
Certificates of deposit	18	(204)	(186)	44	(234)	(190)
Borrowed funds	(37)	31	(6)	(7)	5	(2)
Total interest bearing liabilities	$ 14	$ (196)	$ (182)	$ 38	$ (268)	$ (230)
Change in net interest income	$ 36	$ 89	$ 125	$ 256	$ 43	$ 299

Management of Market Risk

General. Because the net present value of the majority of our assets and liabilities are sensitive to changes in interest rates, our most significant form of market risk is interest rate risk. We are vulnerable to an increase in interest rates to the extent that our interest-bearing liabilities mature or reprice more quickly than our interest-earning assets. As a result, a principal part of our business strategy is to manage interest rate risk and limit the exposure of our net interest income to changes in market interest rates. The board of directors is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate, given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the board of directors.

We have emphasized the origination of fixed-rate mortgage loans in our portfolio in order to maximize our net interest income and control credit risk. We accept increased exposure to interest rate fluctuations as a result of our investment in such loans. In a period of rising interest rates, our net interest rate spread and net interest income may be negatively affected. In addition, we have sought to manage and mitigate our exposure to interest rate risks in the following ways:

- We maintain relatively high levels of short-term liquid assets. At September 30, 2012, our short-term liquid assets totaled $4,363,000.
- We lengthen the weighted average maturity of our liabilities through retail deposit pricing strategies and the use of Federal Home Loan Bank advances;
- We invest in shorter to medium-term securities and in securities with step-up rate features providing for increased interest rates prior to maturity according to a predetermined schedule; and
- We maintain high levels of capital.

In the future, we intend to take additional steps to reduce interest rate risk, including originating construction loans and lines of credit and selling a portion of the one-to four-family non-owner occupied investor loans we originate.

Interest Rate Risk Analysis. We analyze our sensitivity to changes in interest rates through our net interest income simulation model and our economic value of equity model, which is provided to us by an independent third party. Net interest income is the difference between the interest income we earn on our interest-earning assets, such as loans and securities, and the interest we pay on our interest-bearing liabilities, such as deposits and borrowings. We estimate our net interest income for a one-year period based on current interest rates. We then calculate the net interest income for the same period under different interest rate assumptions. We also estimate the impact over a two-year time horizon. The analysis of our economic value of equity measures the difference between predicted changes in the present value of our assets and predicted changes in the present value of our liabilities assuming various changes in current interest rates.

These estimates require certain assumptions to be made, including loan and mortgage-related investment prepayment speeds, reinvestment rates, and deposit maturities and decay rates. These assumptions are inherently uncertain. As a result, no simulation model can precisely predict the impact of changes in interest rates on our net interest income and economic value of equity. Although the table below provides an indication of our interest rate risk exposure at a particular point in time, such estimates are not intended to, and do not, provide a precise forecast of the effect of changes in market interest rates on our net interest income and our economic value of equity and will differ from actual results.

The following tables show the estimated impact on our net interest income for the one-year period beginning September 30, 2012 and changes in our economic value of equity at September 30, 2012 that would occur in the event of an immediate change in interest rates as described above, with no effect given to any steps that we might take to counteract that change

Change in Interest Rates (basis points)	Net Interest Income Year One Forecast	% Change Year One from Level	Economic Value of Equity	% Change in Equity from Level
		(dollars in thousands)		
+400 bp	$ 2,871	3.66 %	$ 8,179	(32.06) %
+300 bp	2,854	3.06	9,019	(25.09)
+200 bp	2,870	3.62	10,182	(15.42)
+100 bp	2,835	2.35	11,269	(6.40)
Level	2,770	-	12,039	-
-100 bp	2,731	(1.39)	12,821	6.50
-200 bp	2,674	(3.45)	13,715	13.92

Liquidity and Capital Resources

Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments and maturities of securities. In addition, we have the ability to borrow funds from the Federal Home Loan Bank of Atlanta, and we have a credit availability with a correspondent bank. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

The board of directors is responsible for establishing and monitoring our liquidity targets and strategies in order to ensure that sufficient liquidity exists for meeting the borrowing needs and deposit withdrawals of its customers as well as unanticipated contingencies. We believe that it has enough sources of liquidity to satisfy our short and long-term liquidity needs as of September 30, 2012.

We regularly monitor and adjust our investments in liquid assets based upon our assessment of: (1) expected loan demand; (2) expected deposit flows; (3) yields available on interest-earning deposits and securities; and (4) the objectives of our asset/liability management program. Excess liquid assets are invested generally in interest-earning deposits and short- and intermediate-term securities.

Our most liquid assets are cash and cash equivalents and certificates of deposit. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period. At September 30, 2012, cash and cash equivalents totaled $4,363,000. Certificates of deposit and securities classified as available-for-sale, which provide additional sources of liquidity, totaled $3,532,000 and $7,804,000, respectively at September 30, 2012.

At September 30, 2012, we had $851,000 in mortgage loan commitments outstanding. In addition, at that date, we had unfunded commitments under lines of credit, including letters of credit of $4,130,000. Certificates of deposit due within one year of September 30, 2012 totaled $23,094,000, or 39.80%, of total deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including other deposits and Federal Home Loan Bank advances. Depending on market conditions, we may be required to pay higher rates on such deposits or borrowings than we currently pays on the certificates of deposit due on or before September 30, 2012. We believe, however, based on past experience that a significant portion of such deposits will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

The Bank's primary investing activity is loan origination. In the years ended September 30, 2012 and 2011, the Bank originated $5,265,000 and $8,857,000 in loans, respectively. The Company purchased $3,434,000 in certificates of deposit during the fiscal year ending September 30, 2012. Also during the years ended September 30, 2012 and 2011, the Bank purchased $7,478,000 and $2,389,000 of investment securities, respectively.

Financing activities consist primarily of activity in deposit accounts. We experienced a net increase in total deposits of $7,079,000 for the year ended September 30, 2012. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors, and by other factors.

We are subject to various regulatory capital requirements, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At September 30, 2012, we exceeded all regulatory capital requirements and we were considered "well capitalized" under regulatory guidelines. See "Supervision and Regulation—Federal Banking Regulation—Capital Requirements" and Note 16 of the Notes to the Consolidated Financial Statements.

We have the capacity to borrow up to $23,600,000 with the Federal Home Loan Bank of Atlanta. Our outstanding borrowings with the Federal Home Loan Bank of Atlanta at September 30, 2012 were $8,000,000. We also have a credit availability of $1,500,000 with a correspondent bank. There were no borrowings outstanding at September 30, 2012, under this facility.

On September 7, 2012, the Company announced that its Board of Directors had adopted a stock repurchase program. Under the repurchase program, the Company could repurchase up to 25,000 shares of its common stock, or approximately 5% of the current outstanding shares. On October 4, 2012, the Company announced that the Board of Directors approved an increase in its current stock repurchase program to 40,000 shares, or approximately 8% of the current outstanding shares. As of September 30, 2012, the Company had repurchased 22,800 shares of common stock.

The repurchase program permits shares to be repurchased in open market or private transactions, through block trades, and pursuant to any trading plan that may be adopted in accordance with Rule 10b5-1 of the Securities and Exchange Commission. The repurchase program may be suspended, terminated, or modified at any time for any reason, including market conditions, the cost of repurchasing shares, availability of alternative investment opportunities, liquidity, and other factors deemed appropriate.

Off-Balance Sheet Arrangements and Commitments

As a financial services provider, we routinely are a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit and unused lines of credit. While these contractual obligations represent future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process accorded to loans we make. For additional information, see Note 14 of the Notes to the Financial Statements.

Impact of Inflation and Changing Prices

Our financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). U.S. GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration of changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

Expense and Tax Allocation

Fairmount Bank entered into an agreement with Fairmount Bancorp, Inc. to provide it with certain administrative support services, whereby Fairmount Bank will be compensated at not less than the fair market value of the services provided. In addition, Fairmount Bank and Fairmount Bancorp, Inc. entered into an agreement to establish a method for allocating and for reimbursing the payment of their consolidated tax liability.

Impact of Recent Accounting Pronouncements

In April 2011, the FASB issued ASU 2011-03, "Transfers and Servicing (Topic 860) – Reconsideration of Effective Control for Repurchase Agreements." The amendments in this ASU remove from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee and (2) the collateral maintenance implementation guidance related to that criterion. The amendments in this ASU are effective for the first interim or annual period beginning on or after December 15, 2011. The guidance should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. Early adoption is not permitted. The Company is currently assessing the impact that ASU 2011-03 will have on its consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." This ASU is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework on how (not when) to measure fair value and what disclosures to provide about fair value measurements. The ASU is largely consistent with existing fair value measurement principles in U.S. GAAP (Topic 820), with many of the amendments made to eliminate unnecessary wording differences between U.S. GAAP and IFRSs. The amendments are effective for interim and annual periods beginning after December 15, 2011 with prospective application. Early application is not permitted. The Company is currently assessing the impact that ASU 2011-04 will have on its consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220) – Presentation of Comprehensive Income." The objective of this ASU is to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income by eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments require that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The single statement of comprehensive income should include the components of net income, a total for net income, the components of other comprehensive income, a total for other comprehensive income, and a total for comprehensive income. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present all the components of other comprehensive income, a total for other comprehensive income, and a total for comprehensive income. The amendments do not change the items that must be reported in other comprehensive income, the option for an entity to present components of other comprehensive income either net of related tax effects or before related tax effects, or the calculation or reporting of earnings per share. The amendments in this ASU should be applied retrospectively. The amendments are effective for fiscal years and interim periods within those years beginning after December 15, 2011. Early adoption is permitted since compliance with the amendments is already permitted. The amendments do not require transition disclosures. The Company is currently assessing the impact that ASU 2011-05 will have on its consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, "Intangible-Goodwill and Other (Topic 350)-Testing Goodwill for Impairment." The amendments in this ASU permit an entity to first access qualitative factors related to goodwill to determine whether it is more likely that not that the fair value of the reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more that 50 percent. Under the amendments in this ASU, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. The amendments in this ASU are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity's financial statements for the most recent annual or interim period have not yet been issued. The Company is currently assessing the impact that ASU 2011-08 will have on its consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, "Balance Sheet (Topic 210) – Disclosures about Offsetting Assets and Liabilities." This ASU requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the balance sheet and instruments and transactions subject to an agreement similar to a master netting arrangement. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company does not expect the adoption of ASU 2011-11 to have a material impact on its consolidated financial statements.

In December 2011, the FASB issued ASU 2011-12, "Comprehensive Income (Topic 220) – Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05." The amendments are being made to allow the Board time to re-deliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the Board is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU 2011-05. All other requirements in ASU 2011-05 are not affected by ASU 2011-12, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. Public entities should apply these requirements for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company has included the required disclosures in its consolidated financial statements.

In July 2012, the FASB issued ASU 2012-02, "Intangibles – Goodwill and Other (Topic 350) - Testing Indefinite-Lived Intangible Assets for Impairment." The objective of this amendment is to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. The amendments permit an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived tangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Subtopic 350-30, Intangibles – Goodwill and Other – General Intangibles Other than Goodwill. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. Previous guidance in Subtopic 350-30 required an entity to test indefinite-lived intangible assets for impairment, on at least an annual basis, by comparing the fair value of the asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an entity should recognize an impairment loss in the amount of that excess. In accordance with the amendments in this ASU, an entity will have an option not to calculate annually the fair value of an indefinite-lived intangible asset if the entity determines that it is not more likely than not that the asset is impaired. Permitting an entity to assess qualitative factors when testing indefinite-lived intangible assets for impairment results in guidance that is similar to the goodwill impairment testing guidance in ASU 2011-08. The amendments in this ASU are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity's financial statements for the most recent annual or interim period have not yet been issued.

In October 2012, the FASB issued ASU 2012-06, "Business Combinations (Topic 805): Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution." The amendments in this ASU clarify the applicable guidance for subsequently measuring an indemnification asset recognized as a result of a government-assisted acquisition of a financial institution. In addition, the amendments should resolve current diversity in practice on the subsequent measurement of these types of indemnification assets. The amendments are effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2012. Early adoption is permitted. The amendments should be applied prospectively to any new indemnification assets acquired after the date of adoption and to indemnification assets existing as of the date of adoption arising from a government-assisted acquisition of a financial institution. The Company does not expect the adoption of ASU 2012-06 to have a material impact on its consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Information required by this item is included in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," above.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF FAIRMOUNT BANCORP, INC. AND SUBSIDIARY


SEK&Co
Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Fairmount Bancorp, Inc.
Baltimore, Maryland

We have audited the accompanying consolidated balance sheets of Fairmount Bancorp, Inc. and its wholly-owned subsidiary (Fairmount Bank) as of September 30, 2012 and 2011, and the related consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in stockholders' equity, and consolidated statements of cash flows for each of the years in the two-year period then ended. Fairmount Bancorp, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairmount Bancorp, Inc. and its wholly-owned subsidiary as of September 30, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the two-year period then ended in conformity with accounting principles generally accepted in the United States of America.

/s/Smith Elliott Kearns & Company, LLC
SMITH ELLIOTT KEARNS & COMPANY, LLC

Chambersburg, Pennsylvania
December 21, 2012

Fairmount Bancorp, Inc. and Subsidiary
Consolidated Balance Sheets
September 30, 2012 and September 30, 2011

	September 30, 2012	September 30, 2011
Assets		
Cash and due from banks	$ 513,787	$ 618,683
Interest-bearing deposits in other banks	337,379	1,417,777
Federal funds sold	3,512,020	4,152,566
Cash and cash equivalents	4,363,186	6,189,026
Certificates of deposit	3,531,991	-
Securities available for sale, at fair value	7,803,575	6,168,351
Securities held to maturity, at amortized cost	3,636,972	1,636,563
Federal Home Loan Bank stock, at cost	479,700	604,200
Loans, net of allowances for loan and lease losses of $617,474 at September 30, 2012 and $665,289 at September 30, 2011	54,650,111	53,758,286
Accrued interest receivable	290,304	246,588
Premises and equipment, net	3,236,995	2,775,306
Foreclosed real estate	295,750	884,000
Cash surrender value of life insurance	70,736	68,809
Deferred income tax assets	211,099	110,415
Prepaid expenses and other assets	473,334	345,295
Total assets	$ 79,043,753	$ 72,786,839
Liabilities and Stockholders' Equity		
Liabilities		
Deposits		
Noninterest-bearing deposits	$ 780,336	$ 626,354
Interest-bearing deposits	4,355,762	3,953,516
Savings deposits	15,461,977	10,429,075
Certificates of deposit	37,427,659	35,938,465
Total deposits	58,025,734	50,947,410
Federal Home Loan Bank advances	8,000,000	10,000,000
Accrued interest payable	42,962	42,448
Deferred compensation liability	8,170	15,950
Accounts payable and other liabilities	111,697	303,694
Total liabilities	66,188,563	61,309,502
Commitments and contingencies	-	-
Stockholders' Equity		
Preferred stock, $0.01 par value; authorized 1,000,000; none issued	-	-
Common stock, $0.01 par value; authorized 4,000,000; 500,314 issued; 477,514 and 444,038 shares outstanding at September 30, 2012 and 2011, respectively	5,003	4,440
Additional paid in capital	3,854,869	3,774,574
Unearned common stock held by:		
Employee Stock Ownership Plan	(251,607)	(230,000)
Recognition and Retention Plan	(37,168)	-
Retained earnings	9,077,164	7,728,798
Accumulated other comprehensive income	206,929	199,525
Total stockholders' equity	12,855,190	11,477,337
Total liabilities and stockholders' equity	$ 79,043,753	$ 72,786,839

The notes to consolidated financial statements are an integral part of these consolidated statements.

Fairmount Bancorp, Inc. and Subsidiary
Consolidated Statements of Income
Years Ended September 30, 2012 and 2011

	2012	2011
Interest and dividend income:		
Interest on loans	$ 3,319,533	$ 3,381,134
Interest and dividends on investments	394,831	383,000
Total interest income	3,714,364	3,764,134
Interest expense:		
Interest on deposits	646,636	822,882
Interest on borrowings	273,451	278,687
Total interest expense	920,087	1,101,569
Net interest income	2,794,277	2,662,565
Provision for loan and lease losses	200,000	200,000
Net interest income after provision for loan and lease losses	2,594,277	2,207,565
Non-interest income:		
Service fees on deposit accounts	4,957	5,574
Other service charges, commissions and fees	67,613	88,514
Gain on sale of assets	4,737	125,815
Other non-interest income	14,330	6,665
Total non-interest income	91,637	226,568
Non-interest expense:		
Salaries, fees and employment	1,088,001	1,001,297
Premises and equipment	196,358	172,393
Professional fees	283,632	133,880
Data processing	114,336	79,806
FDIC premiums and regulatory assessments	97,089	104,705
Insurance and bond premiums	37,962	26,187
Stationery, printing and supplies	35,704	30,712
Provision for losses and costs on real estate acquired through foreclosure	251,630	-
Other operating expenses	140,483	122,296
Total non-interest expense	2,245,195	1,671,276
Income before income taxes	440,719	762,857
Income taxes	114,427	196,297
Income before extraordinary item	326,292	488,809
Extraordinary item, gain on business combination	1,022,074	-
Net income	$ 1,348,366	$ 488,809
Basic and dilutive earnings per common share:		
Net income before extraordinary item, basic	$ 0.69	$ 1.18
Extraordinary item, gain on business combination, basic	2.17	-
Net income, basic	$ 2.86	$ 1.18
Basic weighted average shares outstanding	472,278	415,083
Net income before extraordinary item, dilutive	$ 0.68	$ 1.18
Extraordinary item, gain on business combination, dilutive	2.14	-
Net income, dilutive	$ 2.82	$ 1.18
Dilutive weighted average shares outstanding	478,719	415,083

The notes to consolidated financial statements are an integral part of these consolidated statements.

Fairmount Bancorp, Inc. and Subsidiary
Consolidated Statements of Comprehensive Income
Years Ended September 30, 2012 and 2011

	2012	2011
Net income	$ 1,348,366	$ 488,809
Other comprehensive income, net of tax:		
Change in fair value of securities available for sale	4,789	66,635
Amortization of unrealized loss for investment securities transferred to held to maturity from available for sale	2,615	320
Total other comprehensive income (loss), net of tax, $506 and $43,093 for the years ended September 30, 2012 and 2011, respectively	7,404	66,955
Comprehensive income	$ 1,355,770	$ 555,764

The notes to consolidated financial statements are an integral part of these consolidated statements.

Fairmount Bancorp, Inc.
Consolidated Statements of Changes in Stockholders' Equity
Years Ended September 30, 2012 and 2011

	Common Stock	Additional Paid-In Capital	Unearned ESOP Shares	Unearned RRP Shares	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance, September 30, 2010	$4,440	$3,744,182	$(289,710)	$ -	$7,239,989	$ 132,570	$10,831,471
Net income	-	-	-	-	488,809	-	488,809
Other comprehensive income	-	-	-	-	-	66,955	66,955
ESOP shares released for allocation	-	30,392	59,710	-	-	-	90,102
Balance, September 30, 2011	$4,440	$3,774,574	$(230,000)	$ -	$7,728,798	$ 199,525	$11,477,337
Net income	-	-	-	-	1,348,366	-	1,348,366
Other comprehensive income	-	-	-	-	-	7,404	7,404
Issuance of common stock	563	451,656	-	-		-	452,219
Acquisition of unearned ESOP shares	-	-	(63,478)	-	-	-	(63,478)
Acquisition of unearned RRP shares	-	-	-	(37,168)	-	-	(37,168)
Repurchase of common stock	-	(389,240)	-	-	-	-	(389,240)
ESOP shares released for allocation	-	17,879	41,871	-	-	-	59,750
Balance, September 30, 2012	$5,003	$3,854,869	$(251,607)	$ (37,168)	$9,077,164	$ 206,929	$12,855,190

The notes to consolidated financial statements are an integral part of these consolidated statements.

Fairmount Bancorp, Inc. and Subsidiary
Consolidated Statements of Cash Flows
Years Ended September 30, 2012 and 2011

	For the Year Ended September 30,	
	2012	2011
Cash flows from operating activities:		
Net income	$ 1,348,366	$ 488,809
Adjustments to reconcile net income to net cash provided by operating activities:		
Gain on business combination	(1,022,074)	-
Depreciation and amortization	123,727	113,199
Amortization and accretion of securities	53,932	24,997
Provision for loan and lease losses	200,000	455,000
Provision for loss on real estate acquired through foreclosure	222,000	-
Loss on sale of real estate acquired through foreclosure	18,404	-
Other (gains) and losses, net	(4,738)	(125,815)
Deferred income taxes	(105,508)	(172,102)
(Increase) decrease in accrued interest receivable	(43,716)	25,083
(Increase) decrease in cash surrender value of life insurance	(1,927)	(1,927)
(Increase) decrease in prepaid expenses and other assets	46,540	32,224
Increase (decrease) in accrued interest payable	514	(219)
Increase (decrease) in accounts payable and other liabilities	(269,424)	238,157
Employee Stock Ownership Plan expense	59,750	90,102
Net cash provided (used) by operating activities	625,846	1,167,508
Cash flows from investing activities:		
Cash acquired in business combination, net of merger expenses	4,113,398	-
Proceeds from sales of available for sale securities	189,692	-
Proceeds from maturities, payments and calls of available for sale securities	1,841,381	957,545
Proceeds from maturities, payments and calls of held to maturity securities	2,500,000	3,000,000
Purchases of available for sale securities	(2,979,375)	(1,522,222)
Purchases of held to maturity securities	(4,499,000)	(866,383)
(Purchases) maturities of certificates of deposit	(3,433,991)	-
(Purchases) redemptions of Federal Home Loan Bank stock	139,800	(25,600)
Net (increase) decrease in loans	1,322,887	(1,668,999)
Proceeds from disposal of foreclosed real estate	347,846	17,514
Proceeds from disposal of premises and equipment	342,325	204,020
Purchases of premises and equipment	(36,396)	(893,329)
Net cash provided (used) by investing activities	(151,433)	(797,454)
Cash flows from financing activities:		
Net increase (decrease) in deposits	(254,806)	976,871
Net increase (decrease) in borrowings	(2,000,000)	-
Payments on accrued deferred compensation obligation	(7,780)	(7,410)
Proceeds from issuance of common stock	351,573	-
Repurchase of common stock	(389,240)	-
Net cash provided (used) by financing activities	(2,300,253)	969,461
Net increase (decrease) in cash and cash equivalents	(1,825,840)	1,339,515
Cash and cash equivalents, beginning balance	6,189,026	4,849,511
Cash and cash equivalents, ending balance	$ 4,363,186	$ 6,189,026
Supplemental disclosure of cash flows information:		
Cash paid for interest	$ 919,573	$ 1,101,788
Cash paid for income taxes	637,084	200,760
Supplemental schedule of noncash investing and financing activities:		
Change in unrealized gain on securities available for sale - net of tax effect of $506 and $43,093, respectively	$ 7,404	$ 66,955
Foreclosed assets acquired in settlement of loans	-	866,514

On October 13, 2011, the Company loaned $63,478 to the ESOP which was used to acquire 4,502 shares of common stock. The loan is secured by the shares purchased and is shown as Unearned ESOP shares in the consolidated balance sheets.

The notes to consolidated financial statements are an integral part of these consolidated statements.

Note 1. Significant Accounting Policies

Nature of Operations

Fairmount Bancorp, Inc., a Maryland corporation (the "Company") was incorporated on November 30, 2009, to serve as the holding company for Fairmount Bank (the "Bank"), a federally chartered savings bank. On June 2, 2010, in accordance with a Plan of Conversion adopted by its Board of Directors and approved by its members, the Bank converted from a federal mutual savings bank to a federal stock savings bank and become the wholly owned subsidiary of the Company. The conversion was accomplished through the sale and issuance of 444,038 shares of common stock at a price of $10.00 per share, through which the Company received proceeds of approximately $3,742,000, net of offering expenses of approximately $699,000. Approximately 50% of the net proceeds of the offering, or $1,900,000, were contributed by the Company to the Bank in return for 100% of the issued and outstanding shares of common stock of the Bank. In connection with the conversion, the Bank's Board of Directors adopted an employee stock ownership plan (the "ESOP") which subscribed for 8% of the sum of the number of shares, or 35,523 shares of common stock sold in the offering.

On October 12, 2011, the Company completed the acquisition of Fullerton Federal Savings Association ("Fullerton") in a conversion merger transaction. In connection with the acquisition and pursuant to the terms of the Agreement and Plan of Conversion Merger and the related Plan of Conversion Merger, the Company issued and sold 56,276 shares of common stock at a price of $14.10 per share, through which the Company received proceeds of approximately $452,000, net of offering expenses of $341,000. The shares were sold in a subscription offering to depositors of Fullerton and to the Company's Employee Stock Ownership Plan and in a community offering to the Company's Recognition and Retention Plan (the "RRP") and to the general public. The amount of common stock offered for sale was based on an independent valuation of Fullerton.

In accordance with the Office of Comptroller of the Currency (the "OCC") regulations, upon the completion of the conversion, the Bank restricted retained earnings by establishing a liquidation account. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the Bank after conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Bank, and only in such event, each account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the adjusted qualifying account balances then held. The Bank may not pay dividends if those dividends would reduce equity capital below the required liquidation account amount.

Fairmount Bank is a community-oriented federal savings bank, which provides a variety of financial services to individuals and corporate customers through its home Baltimore County, Maryland, and is subject to competition from other financial institutions. The Bank's primary deposit products are interest-bearing savings, certificates of deposit, and individual retirement accounts. The Bank's primary lending products are single-family residential mortgage loans. The Bank is subject to the regulations of certain Federal agencies and undergoes periodic examinations by those regulatory authorities. The accounting policies of the Bank conform to accounting principles generally accepted in the United States of America and general practices within the banking industry.

Principles of Consolidation

The consolidated financial statements include the accounts of Fairmount Bancorp, Inc., its wholly owned subsidiary Fairmount Bank. Material intercompany accounts and transactions have been eliminated in consolidation.

Note 1. Significant Accounting Policies (Continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and leases and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and leases and foreclosed real estate, management obtains independent appraisals for significant properties.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks, interest-bearing deposits in other banks, certificates of deposit less than one year and federal funds sold.

Securities

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity and are reported at amortized cost (including amortization of premium or accretion of discount).

Securities classified as available for sale are those securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Securities available for sale are carried at fair value. Unrealized gains and losses are reported as increases or decreases in other comprehensive income. Realized gains and losses, determined on the basis of the cost of the specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using a method which approximates the interest method over the terms of the securities. Declines in the fair value of available for sale securities below their cost that are deemed to be other than temporary, if any, are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Federal Home Loan Bank Stock

Federal Home Loan Bank of Atlanta (the "FHLB") stock is an equity interest in the FHLB, which does not have a readily determinable fair value for purposes of Generally Accepted Accounting Standards related to *Accounting for Certain Investments in Debt and Equity Securities,* because its ownership is restricted and it lacks a market. FHLB stock can be sold back only at par value of $100 per share and only to the FHLB or another member institution. As of September 30, 2012 and 2011, the Company owned shares totaling $479,700 and $604,200, respectively.

The Company evaluates the FHLB stock for impairment in accordance with generally accepted accounting principles. The Company's determination of whether this investment is impaired is based on an assessment of the ultimate recoverability of its cost rather than by recognizing temporary declines in value. The determination of whether a decline in value affects the ultimate recoverability of its cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock

Note 1. Significant Accounting Policies (Continued)

amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, and (3) the impact of legislative and regulatory changes on institutions and accordingly on the customer base of the FHLB.

Loans

Loans are generally carried at the amount of unpaid principal, less the allowance for loan losses and adjusted for deferred loan fees, which are amortized over the term of the loan using the interest method. Interest on loans is accrued based on the principal amounts outstanding. It is the Company's policy to discontinue the accrual of interest when a loan is specifically determined to be impaired or when the principal or interest is delinquent for 90 days or more. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Cash collections on such loans are applied as reductions of the loan principal and no interest income is recognized on those loans until the principal balance has been collected. The carrying value of impaired loans is based on the present value of the loan's expected future cash flows or, alternatively, the observable market price of the loan or the fair value of the collateral. The loan may be returned to accrual status if unpaid principal and interest are paid so that the loan is brought current and performing according to the contractual terms of the loan.

When a loan is 15 days past due, the Company will send the borrower a late notice. The Company also contacts the borrower by phone if the delinquency is not corrected promptly after the notice has been sent. When the loan is 30 days past due, the Company will send the borrower a letter reminding the borrower of the delinquency, and attempts to contact the borrower personally to determine the reason for the delinquency in order to ensure that the borrower understands the terms of the loan and the importance of making payments on or before the due date. If necessary, subsequent delinquency notices are issued and the account will be monitored on a regular basis thereafter. By the 90th day of delinquency, the Company will send the borrower a final demand for payment and may recommend foreclosure. Loans are charged off when the Company believes that the recovery of principal is improbable. A summary report of all loans 30 days or more past due is provided to the board of directors of the Company each month.

Allowance for Loan and Lease Losses

The allowance for loan losses is established through a provision for loan losses. The Company maintains the allowance at a level believed, to the best of management's knowledge, to cover all known and inherent losses in the portfolio that are both probable and reasonable to estimate at each reporting date. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on no less than a quarterly basis in order to identify those inherent losses and to assess the overall collection probability for the loan portfolio. The evaluation process by portfolio segment includes, among other things, an analysis of delinquency trends, non-performing loan trends, the level of charge-offs and recoveries, prior loss experience, total loans outstanding, the volume of loan originations, the type, size and geographic concentration of the loans, the value of collateral securing the loan, the borrower's ability to repay and repayment performance, the number of loans requiring heightened management oversight, local economic conditions and industry experience.

The establishment of the allowance for loan losses is significantly affected by management's judgment and uncertainties, and there is a likelihood that different amounts would be reported under different conditions or assumptions. The Office of the Comptroller of the Currency as an integral part of its examination process, periodically reviews the allowance for loan losses and may require the Company to make additional provisions for estimated loan losses based upon judgments different from those of management.

Note 1. Significant Accounting Policies (Continued)

The Company's policies, consistent with regulatory guidelines, provide for the classification of loans and other assets that are considered to be of lesser quality as substandard, doubtful, or loss assets. An asset is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard assets include those assets characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Assets (or portions of assets) classified as loss, are those considered uncollectible and of such little value that there continuance as assets is not warranted. Assets that do not expose us to risk sufficient to warrant classification in one of the aforementioned categories, but which possess potential weaknesses that deserve close attention, are required to be designated as special mention.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Loans may be periodically modified in a troubled debt restructuring (TDR) to make concessions to help a borrower remain current on the loan and to avoid foreclosure. Generally we do not forgive principal or interest on a loan or modify the interest rate on loans that are below market rates. When we modify loans in a TDR, we evaluate any possible impairment similar to other impaired loans. If we determine that the value of the modified loan is less than the recorded investment in the loan, impairment is recognized through a specific allowance estimate or a charge-off to the allowance.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as doubtful, substandard, or special mention. For such loans that are also classified as impaired, a specific allowance is established for that portion of the loan that is deemed uncollectible. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio. Determinations as to the classification of assets and the amount of loss allowances are subject to review by our principal federal regulator, the Office of the Comptroller of the Currency, which can require that we establish additional loss allowances. The Company regularly reviews its asset portfolio to determine whether any assets require classification in accordance with applicable regulations.

The Company maintains the allowance for loan and lease losses at a level considered adequate to provide for losses inherent in the loan portfolio. While the Company utilizes available information to recognize losses on loans, future additions to the allowances for loan and lease losses may be necessary based on changes in economic conditions, particularly in its' market area in the state of Maryland. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan and lease losses. Such agencies may require the Company to recognize additions to the allowance for loan and lease losses based on their judgments about information available to them at the time of their examination.

Actual loan losses may be significantly more than the allowance for loan and lease losses the Company has established, which could have a material negative effect on its financial statements.

Note 1. Significant Accounting Policies (Continued)

Premises and Equipment

Land is carried at cost. Property and equipment is carried at cost less accumulated depreciation. Depreciation is computed on the straight-line method over estimated useful lives of assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

Foreclosed Real Estate

Real estate acquired through, or in lieu of, foreclosure is initially recorded at the lower of cost (principal balance of the former mortgage loan plus costs of obtaining title and possession) or fair value at the date of acquisition. Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed.

Management periodically performs valuations, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated net realizable value.

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance in ASC Topic 740. The income tax accounting guidance results in two components of income tax expense – current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to taxable income or loss. Deferred taxes are provided for the temporary differences between the tax basis and the financial basis of the Company's assets and liabilities. Deferred tax assets and liabilities are determined based on the enacted rates that are expected to be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax expense or benefit is the result of the changes in the deferred tax assets and liabilities.

Fairmount Bancorp, Inc. has entered into a tax sharing agreement with Fairmount Bank. The agreement provides that Fairmount Bancorp, Inc. will file a consolidated federal tax return, and that the tax liability shall be apportioned among the entities as would be computed if each entity had filed a separate return. According to Maryland tax law, Fairmount Bancorp, Inc. and Fairmount Bank file separate Maryland state tax returns.

Common Stock Repurchase Program

The Company adopted a common stock repurchase program in which shares repurchased reduce the amount of shares issued and outstanding. The repurchased shares may be reissued in connection with share-based compensations plans and for general corporate purposes. Under this plan, the Company approved the repurchase of a specific amount of shares and will extend over a period of six months beginning September 10, 2012.

Comprehensive Income (Loss)

Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of equity, such items, along with net income, are components of comprehensive income.

Note 1. Significant Accounting Policies (Continued)

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit. These loans involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized on the balance sheet. Such financial instruments are recorded in the statement of income when they are funded.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments is represented by the contractual amount of these instruments. The Company uses the same credit policies for these instruments as it does for the on-balance sheet instruments.

Advertising Costs

Advertising costs are expensed as incurred. For the years ended September 30, 2012 and 2011, advertising expense was $13,687 and $10,098 respectively.

Concentrations of Credit Risk

The Company has approximately $3,512,000 and $4,150,000, in deposits in other financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"), as of September 30, 2012 and September 30, 2011, respectively. The Company's management considers this a normal business risk. The Company also maintains accounts with stock brokerage firms containing securities. These balances are insured up to $500,000 by the Securities Investor Protection Corporation. The Company was required to maintain a $100,000 minimum balance in a deposit account with Maryland Financial as of September 30, 2012 and 2011, in relation to a sweep account.

Most of the Company's activities are with customers in the Maryland counties of Baltimore and Harford and portions of the City of Baltimore. Notes 1, 4, and 5 discuss the types of activities and lending the Company engages in. The Bank does not have any significant concentrations in any one industry or customer.

Subsequent Events

The company has evaluated events and transactions subsequent to September 30, 2012 through the date these financial statements were issued. Based on definitions and requirements of Generally Accepted Accounting Principles for "Subsequent Events," the Company has not identified any events that would require adjustments to, or disclosure in the financial statements.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year's method of presentation. Such reclassifications have no effect on net income.

Note 2. Business Combinations

On October 12, 2011, the Company completed an acquisition of Fullerton, a federally chartered mutual savings association with one office located at 7527 Belair Road in Baltimore, Maryland. Fullerton converted from the mutual to the stock form of organization and immediately issued all of its capital stock to the Company and merged with and into the Bank. In connection with the conversion merger, the Company issued and sold 56,276 shares of its common stock at a price of $14.10 per share, resulting in proceeds of approximately $452,000, net of offering expenses of approximately $341,000.

Note 2. Business Combinations (Consolidated)

The Company recorded the following assets and liabilities as of October 12, 2011. These amounts represent the carrying value of Fullerton's assets and liabilities adjusted to reflect the fair value at the date of the acquisition. The discounts and premiums resulting from the fair value adjustments will be accreted and amortized on a level yield basis over the anticipated lives of the underlying financial assets or liabilities. This amortization of premiums and discounts is not expected to have a material impact on the Company's results of operations on future periods.

Assets	**Assets Acquired**
Cash and cash equivalents	$ 4,224,279
Securities available for sale	827,139
Loans receivable	2,414,712
Federal Home Loan Bank stock, at cost	15,300
Premises and equipment	887,503
Other assets	174,579
Total assets acquired	$ 8,543,512
	Liabilities Assumed
Liabilities	
Deposits	$ 7,333,130
Other liabilities	77,427
Total liabilities assumed	$ 7,410,557

The excess fair value of assets acquired over liabilities assumed, less transaction costs incurred, resulted in $1,022,074 in negative goodwill. This negative goodwill is reflected as an extraordinary item in the Company's consolidated financial statements.

The primary purpose of the Fullerton acquisition was to expand the Bank's deposit market share. The primary reasons for the stock offering by the Company were to:

- provide a larger capital cushion for asset growth, which will primarily be realized through existing operations;
- support growth and diversification of operations, products and services to transition us into a full-service community bank;
- improve the Company's overall capital and competitive position;
- increase the Bank's loans to one borrower limit to allow the Bank to make larger loans, including larger commercial real estate loans; and
- provide additional financial resources to pursue branch expansion and possible future acquisition opportunities.

Because the individual assets and liabilities of Fullerton have been absorbed into Fairmount operations, revenue and earnings of Fullerton since the acquisition date are not available and supplemental pro forma information is not able to be provided.

Note 3. Securities

The amortized cost and estimated fair value of securities classified as available for sale and held to maturity at September 30, 2012 and 2011, are as follows:

	September 30, 2012			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale				
Residential Mortgage-Backed Securities	$ 5,629,774	$ 349,909	$ -	$ 5,979,683
Collateralized Mortgage Obligations	1,832,052	538	(8,698)	1,823,892
Total securities available for sale	$ 7,461,826	$ 350,447	$ (8,698)	$ 7,803,575
Securities Held to Maturity				
U.S. Government and Federal Agency Obligations	$ 1,999,145	$ 11,784	$ -	$ 2,010,929
State and Municipal Securities	1,637,827	155,142	-	1,792,969
Total securities held to maturity	$ 3,636,972	$ 166,926	$ -	$ 3,803,898

	September 30, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale				
Residential Mortgage-Backed Securities	$ 5,834,512	$ 333,839	$ -	$ 6,168,351
Securities Held to Maturity				
State and Municipal Securities	$ 1,636,563	$ 116,853	$ -	$ 1,753,416

The amortized cost and estimated fair value of securities as of September 30, 2012, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	September 30, 2012			
	Securities Available for Sale		Securities Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ -	$ -	$ -	$ -
Due after one year through five years	8,937	9,294	1,341,920	1,365,181
Due five years to ten years	123,457	130,580	774,789	837,603
Due after ten years	7,329,432	7,663,701	1,520,263	1,601,114
	$ 7,461,826	$ 7,803,575	$ 3,636,972	$ 3,803,898

Note 3. Securities (Continued)

Proceeds from the sale of available for sale securities totaled $189,692, realizing gross gains of $896 for the year ended September 30, 2012. There were no sales of investment securities for the year ended September 30, 2011.

There were no securities in at September 30, 2011 with gross unrealized losses. Securities with gross unrealized losses at September 30, 2012 aggregated by investment category and length of time that individual securities have been in a continuous loss position are as follows:

	September 30, 2012					
	Less than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Securities Available for Sale						
Residential Mortgage-Backed Securities	$ -	$ -	$ -	$ -	$ -	$ -
Collateralized Mortgage Obligations	1,435,900	8,698	-	-	1,435,900	8,698
	$ 1,435,900	$ 8,698	$ -	$ -	$ 1,435,900	$ 8,698
Securities Held to Maturity						
U.S. Government and Federal Agency Obligations	$ -	$ -	$ -	$ -	$ -	$ -
State and Municipal Securities	-	-	-	-	-	-
	$ -	$ -	$ -	$ -	$ -	$ -

At September 30, 2012, the Company held two investments with gross unrealized losses totaling ($8,698). At September 30, 2011, the Company held no investments with gross unrealized losses. The Company evaluates securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Mortgage-backed securities are invested in U.S. Government Agencies, which guarantee payments to investors regardless of the status of the underlying mortgages. Consideration is given to the length of time and the amount of an unrealized loss, the financial condition of the issuer, and the intent an ability of the Company to retain its investment in the issuer long enough to allow for an anticipated recovery in fair value. The Company monitors the financial condition of these issuers continuously and will record other-than-temporary impairment if the recovery of value is unlikely.

Market Risks

Investments of the Company are exposed to various risks, such as interest rate, market, currency and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in the financial statements. In addition, recent economic uncertainty and market events have led to unprecedented volatility in currency, commodity, credit and equity markets, culminating in failures of some banking and financial service firms and government intervention to solidify others. These recent events underscore the level of investment risk associated with the current economic environment, and accordingly, the level of risk in the Company's investments.

Fairmount Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements

Note 4. Loans and Allowance for Loan and Lease Losses

The Bank makes loans to customers primarily in the counties of Baltimore and Harford and in the City of Baltimore Maryland. The principal categories of the loan portfolio at September 30, 2012 and 2011 were as follows:

	2012	2011
Real estate loans		
One-to four-family owner occupied	$ 26,097,798	$ 24,910,233
One-to four-family non-owner occupied	17,855,304	17,516,270
Home equity	2,172,247	1,820,890
Mobile home	2,068,672	2,429,452
Secured by other properties	2,613,025	1,783,214
Construction and land development	3,262,452	4,495,930
Total real estate loans	54,069,498	52,955,989
Other loans		
Secured commercial	1,212,534	1,495,579
Commercial leases	-	5,874
Savings	10,290	6,438
Total other loans	1,222,824	1,507,891
Total loans	55,292,322	54,463,880
Unamortized premiums and loan fees	319,713	362,304
Unearned income on loans	(344,450)	(402,609)
Allowance for loan and lease losses	(617,474)	(665,289)
Total loans, net	$ 54,650,111	$ 53,758,286

The Company had a mobile home loan origination program that began in 2005 in which it is no longer participating. At September 30, 2012 and 2011, these loan balances totaled $2,068,672 and $2,429,452, respectively. Mobile home loans were purchased from by a third-party originator and funded by the Company at settlement. The Company paid a premium/loan origination fee to the third-party originator, of which one-half was wired upon settlement of the loan and the remainder was kept by the Company in a depository account in the name of the third-party. At September 30, 2012 and 2011, the balance in the account was $42,762 and $95,884, respectively, and can be accessed by the Company in the event of prepayment, foreclosure or deterioration of the value of the mobile home. As of September 30, 2012 and 2011, the Company has prepaid loan origination fees related to this program of $261,337 and $348,293, which are being amortized over the estimated lives of the loans.

In October 2004, the Company purchased a block of mortgage loans from another financial institution for $2,126,620, with an average yield of 6%. At September 30, 2012 and 2011, the loan balances were $657,951 and $671,643, respectively, and included in mortgage loans secured by one-to four family residences. In addition, the Company has unamortized loan premiums of $13,187 and $14,011, as of September 30, 2012 and 2011, respectively, being amortized over the terms of the purchased loans.

In May 2009, the Company purchased a block of one-to four-family mortgage loans totaling $1,109,768, with an average yield of 6.08%. There was no premium paid on the purchase. The balances of purchased loans at September 30, 2012 and 2011, are included in the breakdown of loans shown above.

Note 4. Loans and Allowance for Loan and Lease Losses (Continued)

Loans and their remaining contractual maturities at September 30, 2012, were as follows:

	Maturities
One year or less	$ 4,787,253
After one year to five years	5,497,643
After five years to ten years	12,933,335
After ten years to fifteen years	12,558,578
After fifteen years	19,515,513
	$ 55,292,322

In the normal course of banking business, loans are made to officers and directors and related affiliates. In the opinion of management, these loans are consistent with sound banking practices, are within regulatory limitations, and do not involve more than the normal risk of collectability.

Loans to officers, directors and related affiliates at September 30, 2012 and 2011, were as follows:

	2012	2011
Balance, beginning of year	$ 513,789	$ 660,701
Additions	-	-
Repayments	(28,258)	(146,912)
Balance, end of year	$ 485,531	$ 513,789

Note 5. Credit Quality of Financing Receivables and the Allowance for Loan Losses

Management segregates the loan portfolio into portfolio segments which is defined as the level at which the Company develops and documents a systematic method for determining its allowance for loan losses. The portfolio segments are segregated based on loan types and the underlying risk factors present in each loan type. Such risk factors are periodically reviewed by management and revised as deemed appropriate.
The Company's loan portfolio is segregated into the following portfolio segments.

One-to Four-Family Owner Occupied Loans. This portfolio segment consists of the origination of first mortgage loans and home equity second mortgage loans secured by one-to four-family owner occupied residential properties located in our market area. The Company has experienced no foreclosures on its owner occupied loan portfolio during recent periods and believe this is due mainly to its conservative lending strategies including its non-participation in "interest only", "Option ARM," "sub-prime" or "Alt-A" loans.

One-to Four-Family Non-Owner Occupied Loans. This portfolio segment consists of the origination of first mortgage loans secured by one-to four-family non-owner occupied residential properties in its market area. A majority of these loans are sold on a participation basis to other community banks. Such lending involves additional risks, since the properties are not owner occupied, and the renters of these properties are less likely to be concerned with property upkeep.

Mobile Home Loans. This portfolio segment consists of mobile home loans that were purchased from a third-party originator and funded by us at settlement. Mobile home lending involves additional risks as a result of higher loan-to-value ratios usually associated with these types of loans. Mobile home loan customers have historically been more adversely impacted by weak economic conditions, consequently, mobile home loans bear a higher rate of interest, have a higher probability of default, and may involve higher delinquency rates. In addition, the values of mobile home loans decline over time and higher levels of inventories of repossessed and used mobile homes may affect the values of collateral and result in higher charge-offs and provisions for loan losses. The Company ceased originating these loans in September 2007, and no future originations of these types of loans are planned.

Note 5. Credit Quality of Financing Receivables and the Allowance for Loan Losses (Continued)

Secured by Other Properties. This portfolio segment includes loans secured by commercial real estate, including multi-family dwellings. Loans secured by commercial real estate generally have larger loan balances and more credit risk than one-to four-family mortgage loans. The increased risk is the result of several factors, including the concentration of principal in a limited number of loans and borrowers, the impact of local and general economic conditions on the borrower's ability to repay the loan, and the increased difficulty of evaluating and monitoring these types of loans.

Construction and Land Development Loans. This portfolio segment includes construction loans to individuals and builders, primarily for the construction of residential properties and land loans, which are loans made with land as security. Construction and land development financing generally involves greater credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of construction cost proves to be inaccurate, the Company may be required to advance additional funds beyond the amount originally committed in order to protect the value of the property. Moreover, if the estimated value of the completed project proves to be inaccurate, the borrower may hold a property with a value that is insufficient to assure full repayment. Construction loans also expose the Company to the risks that improvements will not be completed on time in accordance with specifications and projected costs and that repayment will depend on the successful operation or sale of the properties. In addition, many of these borrowers have more than one outstanding loan, so an adverse development with respect to one loan or credit relationship can expose the Company to significantly greater risk of non-payment and loss.

Other Loans. This portfolio segment includes commercial business loans secured by assignments of corporate assets and personal guarantees of the business owners and consumer loans consisting solely of deposit account loans. Commercial business loans generally have higher interest rates and shorter terms than one- to four-family residential loans, but they also may involve higher average balances, increased difficulty of loan monitoring and a higher risk of default since their repayment generally depends on the successful operation of the borrower's business.

Loans are generally carried at the amount of unpaid principal, less the allowance for loan losses and adjusted for deferred loan fees, which are amortized over the term of the loan using the interest method. Interest on loans is accrued based on the principal amounts outstanding. It is the Company's policy to discontinue the accrual of interest when a loan is specifically determined to be impaired or when the principal or interest is delinquent for 90 days or more. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Cash collections on such loans are applied as reductions of the loan principal and no interest income is recognized on those loans until the principal balance has been collected. The carrying value of impaired loans is based on the present value of the loan's expected future cash flows or, alternatively, the observable market price of the loan or the fair value of the collateral.

As a financial services provider, the Company is routinely party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit and unused lines of credit. While these contractual obligations represent future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process accorded to loans made.

Management further disaggregates the loan portfolio segments into classes of loans, which are based on the initial measurement of the loan, risk characteristics of the loan and the method for monitoring and assessing the credit risk of the loan.

Note 5. Credit Quality of Financing Receivables and the Allowance for Loan Losses (Continued)

The allowance for loan losses is established through a provision for loan losses. The Company maintains the allowance at a level believed, to the best of management's knowledge, to cover all known and inherent losses in the loan portfolio that are both probable and reasonable to estimate at each reporting date.

Management reviews the allowance for loan losses on no less than a quarterly basis in order to identify those inherent losses and to assess the overall collection probability for the loan portfolio. The evaluation process by portfolio segment includes, among other things, an analysis of delinquency trends, non-performing loan trends, the level of charge-offs and recoveries, prior loss experience, total loans outstanding, the volume of loan originations, the type, size and geographic concentration of the loans, the value of collateral securing the loan, the borrower's ability to repay and repayment performance, the number of loans requiring heightened management oversight, local economic conditions and industry experience.

The establishment of the allowance for loan losses is significantly affected by management's judgment and uncertainties, and there is a likelihood that different amounts would be reported under different conditions or assumptions. The Office of Thrift Supervision, as an integral part of its examination process, periodically reviews the allowance for loan losses and may require the Company to make additional provisions for estimated loan losses based upon judgments different from those of management.

The allowance generally consists of specific and general components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.

The Company will continue to monitor and modify its allowance for loan losses as conditions dictate. No assurances can be given that the level of allowance for loan losses will cover all of the inherent losses on the loans or that future adjustments to the allowance for loan losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions used by management to determine the current level of the allowance for loan losses.

During February 2012, the Company charged off the principal balance of a mobile home loan. The loan balance was charged against the mobile home loan reserve account, which was established when the loan was originated. The loss on this mobile home loan was not charged against the allowance for loan losses. The mobile home loan portfolio segment is evaluated on a quarterly basis to assess the overall collection probability for the mobile home loan portfolio and includes the same evaluation process that it is used for the loans included in the allowance for loan losses. The Company will continue to monitor the reserve account and modify its allowance for loan losses relative to mobile home loans.

The following tables set forth as of the end of each reporting period, the balance of the allowance for loan losses by portfolio segment, disaggregated by impairment methodology, which is then further segregated by amounts evaluated for impairment collectively and individually. The allowance for loan losses allocated to each portfolio segment is not necessarily indicative of future losses in any particular portfolio segment and does not restrict the use of the allowance to absorb losses in other portfolio segments.

Note 5. Credit Quality of Financing Receivables and the Allowance for Loan Losses (Continued)

	As of September 30, 2012							
	One –to Four-Family Owner Occupied	One-to Four-Family Non-Owner Occupied	Mobile Home	Secured by Other Properties	Construction and Land Development	Other Loans	Unallocated	Total
Allowance for Credit Losses:								
Beginning Balance	$ 64,547	$ 382,023	$ 52,719	$ 25,702	$ 91,135	$ 3,907	$ 45,256	$ 665,289
Charge-offs	(72,815)	(175,000)	-	-	-	-	-	(247,815)
Recoveries	-	-	-	-	-	-	-	-
Provision	93,485	66,660	42,894	4,740	(10,808)	(850)	3,879	200,000
Ending Balance	$ 85,217	$ 273,683	$ 95,613	$ 30,442	$ 80,327	$ 3,057	$ 49,135	$ 617,474
Ending balance: individually evaluated for impairment	$ -	$ 30,901	$ 36,517	$ -	$ -	$ -	$ -	$ 67,418
Ending balance: collectively evaluated for impairment	$ 85,217	$ 242,782	$ 59,096	$ 30,442	$ 80,327	$ 3,057	$ 49,135	$ 550,056
Ending balance: loans acquired with deteriorated credit quality	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Financing receivables:								
Ending balance	$ 28,270,045	$ 17,855,304	$2,068,672	$ 2,613,025	$ 3,262,452	$ 1,222,824		$ 55,292,322
Ending balance: individually evaluated for impairment	$ 437,872	$ 1,577,271	$ 152,256	$ 216,000	$ -	$ -		$ 2,383,399
Ending balance: collectively evaluated for impairment	$ 27,434,223	$ 16,278,033	$ 1,916,416	$ 2,397,025	$ 3,262,452	$ 1,222,824		$ 52,510,973
Ending balance: loans acquired with deteriorated credit quality	$ 397,950	$ -	$ -	$ -	$ -	$ -		$ 397,950

Note 5. Credit Quality of Financing Receivables and the Allowance for Loan Losses (Continued)

	As of September 30, 2011							
	One –to Four-Family Owner Occupied	**One-to Four-Family Non-Owner Occupied**	**Mobile Home**	**Secured by Other Properties**	**Construction and Land Development**	**Other Loans**	**Unallocated**	**Total**
Allowance for Credit Losses:								
Beginning Balance	$ 38,957	$ 74,835	$ -	$ 61,516	$ 130,008	$ 5,451	$ 23,719	$ 334,486
Charge-offs	-	(9,770)	-	(114,427)	-	-	-	(124,197)
Recoveries	-	-	-	-	-	-	-	-
Provision	25,590	316,958	52,719	78,613	(38,873)	(1,544)	21,537	455,000
Ending Balance	$ 64,547	$ 382,023	$ 52,719	$ 25,702	$ 91,135	$ 3,907	$ 45,256	$ 665,289
Ending balance: individually evaluated for impairment	$ -	$ 152,000	$ 11,142	$ -	$ -	$ -	$ -	$ 163,142
Ending balance: collectively evaluated for impairment	$ 64,547	$ 230,023	$ 41,577	$ 25,702	$ 91,135	$ 3,907	$ 45,256	$ 502,147
Ending balance: loans acquired with deteriorated credit quality	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Financing receivables:								
Ending balance	$ 26,731,123	$ 17,516,270	$2,429,452	$ 1,783,214	$ 4,495,930	$ 1,507,891		$ 54,463,880
Ending balance: individually evaluated for impairment	$ -	$ 829,477	$ 51,313	$ 216,000	$ -	$ -		$ 1,096,790
Ending balance: collectively evaluated for impairment	$ 26,731,123	$ 16,686,793	$2,378,139	$ 1,567,214	$ 4,495,930	$ 1,507,891		$ 53,367,090
Ending balance: loans acquired with deteriorated credit quality	$ -	$ -	$ -	$ -	$ -	$ -		$ -

Note 5. Credit Quality of Financing Receivables and the Allowance for Loan Losses (Continued)

The Company's policies, consistent with regulatory guidelines, provide for the classification of loans and other assets that are considered to be of lesser quality as substandard, doubtful, or loss assets. An asset is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard assets include those assets characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Assets (or portions of assets) classified as loss are those considered uncollectible and of such little value that there continuance as assets is not warranted. Assets that do not expose us to risk sufficient to warrant classification in one of the aforementioned categories, but which possess potential weaknesses that deserve close attention, are required to be designated as special mention.

When assets are classified as either substandard or doubtful, the Company allocates a portion of the related general loss allowances to such assets as the Company deems prudent. Determinations as to the classification of assets and the amount of loss allowances are subject to review by our principal federal regulator, the Office of the Comptroller of the Currency, which can require that we establish additional loss allowances. The Company regularly reviews its asset portfolio to determine whether any assets require classification in accordance with applicable regulations.

The following tables are a summary of the loan portfolio quality indicators by loan class recorded investment as of September 30, 2012 and September 30, 2011:

	September 30, 2012					
	One-to Four-Family Owner Occupied	One-to Four-Family Non-Owner Occupied	Home Equity	Mobile Home	Secured by Other Properties	Construction and Land Development
Grade:						
Pass	$25,261,976	$15,904,215	$2,172,247	$1,814,197	$2,397,025	$ 2,820,472
Special Mention	-	-	-	74,743	-	-
Substandard	835,822	1,951,089	-	179,732	-	441,980
Doubtful	-	-	-	-	216,000	-
	$26,097,798	$17,855,304	$2,172,247	$2,068,672	$2,613,025	$ 3,262,452

	Secured Commercial	Savings
Grade:		
Pass	$1,212,534	$ 10,290
Special Mention	-	-
Substandard	-	-
Doubtful	-	-
	$1,212,534	$ 10,290

Note 5. Credit Quality of Financing Receivables and the Allowance for Loan Losses (Continued)

	September 30, 2011					
	One-to Four-Family Owner Occupied	One-to Four-Family Non-Owner Occupied	Home Equity	Mobile Home	Secured by Other Properties	Construction and Land Development
Grade:						
Pass	$24,759,826	$16,116,447	$1,747,844	$2,252,642	$1,567,214	$3,982,117
Special Mention	-	440,137	-	-	-	90,000
Substandard	150,407	959,686	73,046	176,810	-	423,813
Doubtful	-	-	-	-	216,000	-
	$24,910,233	$17,516,270	$1,820,890	$2,429,452	$1,783,214	$4,495,930

	Secured Commercial	Commercial Leases	Savings
Grade:			
Pass	$1,495,579	$ 4,941	$ 6,438
Special Mention	-	-	-
Substandard	-	933	-
Doubtful	-	-	-
	$1,495,579	$ 5,874	$ 6,438

When a loan is 15 days past due, the Company sends the borrower a late notice. The Company also contacts the borrower by phone if the delinquency is not corrected promptly after the notice has been sent. When the loan is 30 days past due, the Company mails the borrower a letter reminding the borrower of the delinquency, and attempt to contact the borrower personally to determine the reason for the delinquency in order to ensure that the borrower understands the terms of the loan and the importance of making payments on or before the due date. If necessary, subsequent delinquency notices are issued and the account will be monitored on a regular basis thereafter. By the 90th day of delinquency, the Company will send the borrower a final demand for payment and may recommend foreclosure. Loans are charged off when the Company believes that the recovery of principal is improbable. A summary report of all loans 30 days or more past due is provided to the board of directors of the Company each month.

Loans are automatically placed on non-accrual status when payment of principal or interest is more than 90 days delinquent. Loans are also placed on non-accrual status if collection of principal or interest in full is in doubt or if the loan has been restructured. When loans are placed on non-accrual status, unpaid accrued interest is fully reversed, and further income is recognized only to the extent received. The loan may be returned to accrual status if unpaid principal and interest are repaid so that the loan is less than 90 days delinquent.

Fairmount Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements

Note 5. Credit Quality of Financing Receivables and the Allowance for Loan Losses (Continued)

The following tables set forth certain information with respect to our loan portfolio delinquencies by loan class and amount as of September 30, 2012, and September 30, 2011:

	September 30, 2012						
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Financing Receivables	Recorded Investment > 90 Days and Accruing
Real estate loans:							
One-to four-family owner occupied	$ -	$ -	$ 835,822	$ 835,822	$25,261,976	$26,097,798	$ -
One-to four-family non-owner occupied	228,229	-	721,392	949,621	16,905,683	17,855,304	-
Home equity	-	-	-	-	2,172,247	2,172,247	-
Mobile home	46,927	-	103,541	150,468	1,918,204	2,068,672	-
Secured by other properties	-	-	216,000	216,000	2,397,025	2,613,025	-
Construction and land development	-	-	-	-	3,262,452	3,262,452	-
Total real estate loans	275,156	-	1,876,755	2,151,911	51,917,587	54,069,498	-
Other loans:							
Secured commercial	-	-	-	-	1,212,534	1,212,534	-
Savings accounts	-	-	-	-	10,290	10,290	-
Total other loans	-	-	-	-	1,222,824	1,222,824	-
Total loans	$ 275,156	$ -	$1,876,755	$2,151,911	$53,140,411	$55,292,322	$ -

	September 30, 2011						
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Financing Receivables	Recorded Investment > 90 Days and Accruing
Real estate loans:							
One-to four-family owner occupied	$30,153	$ -	$ 150,407	$ 180,560	$24,729,673	$24,910,233	$ -
One-to four-family non-owner occupied	377,862	-	920,322	1,298,184	16,218,086	17,516,270	-
Home equity	-	-	73,046	73,046	1,747,844	1,820,890	-
Mobile home	49,292	-	95,904	145,196	2,284,256	2,429,452	-
Secured by other properties	-	-	216,000	216,000	1,567,214	1,783,214	-
Construction and land development	-	-	-	-	4,495,930	4,495,930	-
Total real estate loans	457,307	-	1,455,679	1,912,986	51,043,003	52,955,989	-
Other loans:							
Secured commercial	-	-	-	-	1,495,579	1,495,579	-
Commercial leases	-	-	933	933	4,941	5,874	-
Savings accounts	-	-	-	-	6,438	6,438	-
Total other loans	-	-	933	933	1,506,958	1,507,891	-
Total loans	$ 457,307	$ -	$1,456,612	$1,913,919	$52,549,961	$54,463,880	$ -

Note 5. Credit Quality of Financing Receivables and the Allowance for Loan Losses (Continued)

The following table is a summary of the non-accrual loans by loan class as of:

	September 30, 2012	September 30, 2011
Real estate loans:		
One-to four-family owner occupied	$ 835,822	$ 150,407
One-to four-family non-owner occupied	721,392	920,322
Home equity	-	73,046
Mobile home	103,541	95,904
Secured by other properties	216,000	216,000
Construction and land development	-	-
Total real estate loans	1,876,755	1,455,679
Other loans:		
Secured commercial	-	-
Commercial leases	-	933
Savings accounts	-	-
Total other loans	-	933
Total loans	$ 1,876,755	$ 1,456,612

At September 30, 2012 and September 30, 2011, there were no loans 90 days past due and still accruing interest. At September 30, 2012, the Company had twenty-three loans on non-accrual status with foregone interest in the amount of $160,495. At September 30, 2011, the Company had twenty-two loans on non-accrual status with foregone interest in the amount of $78,102.

The Company accounts for impaired loans under generally accepted accounting principles. An impaired loan generally is one for which it is probable, based on current information, that the lender will not collect all the amounts due under the contractual terms of the loan. Loans are individually evaluated for impairment. When the Company classifies a problem asset as impaired, it provides a specific reserve for that portion of the asset that is deemed uncollectible based on the present value of expected future cash flows discounted at the loan's original effective interest rate, or based on the loan's observable market price or fair value of the collateral if the loan is collateral dependent.

The following tables are a summary of impaired loans by class as of September 30, 2012 and September 30, 2011:

	September 30, 2012				
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
One-to four-family owner occupied	$ 877,758	$ 835,822	$ -	$ 877,758	$ 25,376
One-to four-family non-owner occupied	896,218	721,392	-	896,218	15,792
Secured by other properties	227,819	216,000	-	225,834	-
With an allowance recorded:					
One-to four-family non-owner occupied	$ 856,752	$ 855,879	$ 30,901	$ 856,752	$ 47,446
Mobile home	165,267	152,256	36,517	165,267	9,561
Total					
One-to four-family owner occupied	$ 877,758	$ 835,822	$ -	$ 877,758	$ 25,376
One-to four-family non-owner occupied	1,752,970	1,577,271	30,901	1,752,970	63,238
Secured by other properties	227,819	216,000	-	227,819	-
Mobile home	165,267	152,256	36,517	165,267	9,561

Note 5. Credit Quality of Financing Receivables and the Allowance for Loan Losses (Continued)

	September 30, 2011				
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
Secured by other properties	$ 224,193	$ 216,000	$ -	$ 224,193	$ 642
With an allowance recorded:					
One-to four-family non-owner occupied	$ 920,579	$ 829,477	$ 152,000	$ 920,579	$ 17,923
Mobile home	51,507	51,313	11,142	51,507	5,236
Total					
One-to four-family non-owner occupied	$ 920,579	$ 829,477	$ 152,000	$ 920,579	$ 17,923
Secured by other properties	224,193	216,000	-	224,193	642
Mobile home	51,507	51,313	11,142	51,507	5,236

Loans may be periodically modified in a troubled debt restructuring (a "TDR") to make concessions to help a borrower remain current on the loan and/or to avoid foreclosure. Generally we do not forgive principal or interest on a loan or modify the interest rate on loans that are below market rates. When we modify loans in a TDR, we evaluate any possible impairment similar to other impaired loans. If we determine that the value of the modified loan is less than the recorded investment in the loan, impairment is recognized through a specific allowance estimate or a charge-off to the allowance. At September 30, 2012, we had eight loans that were restructured. One loan was secured by a one-to four-family owner occupied property in the amount of $138,035. Five loans to the same borrower in the amount of $855,879 were secured by one-to four-family non-owner occupied properties. One loan was secured by other properties in the amount of $216,000 and one loan was secured by a mobile home loan in the amount of $48,715. At September 30, 2011, we had two loans that were restructured. One loan was secured by other properties in the amount of $216,000 and one loan was secured by a mobile home loan in the amount of $51,313. The Company has no commitments to loan additional funds to borrowers whose loans have been modified.

The following table is a summary of impaired loans that were modified due to a troubled debt restructuring by class as of September 30, 2012 and September 30, 2011:

	Modifications for the year ended September 30, 2012		
	Number of contracts	Pre-Modification Outstanding Recorded Investments	Post-Modification Outstanding Recorded Investments
Troubled Debt Restructuring			
One-to four-family owner occupied	1	$ 151,932	$ 151,932
One-to four-family non-owner occupied	5	856,752	825,851
Secured by other properties	1	227,819	227,819
Mobile home	1	48,715	46,198
Troubled Debt Restructuring that subsequently defaulted		**Recorded Investment**	
One-to four-family owner occupied	1	$ 151,932	

	Modifications for the year ended September 30, 2011		
	Number of contracts	Pre-Modification Outstanding Recorded Investments	Post-Modification Outstanding Recorded Investments
Troubled Debt Restructuring			
Secured by other properties	1	$ 224,193	$ 224,193
Mobile home	1	51,507	40,365
Troubled Debt Restructuring that subsequently defaulted		**Recorded Investment**	
Secured by other properties	1	$ 551,466	

Note 6. Premises and Equipment

Premises and equipment at September 30, 2012 and 2011, were as follows:

	2012	2011	Depreciable Lives
Cost			
Land	$ 1,142,089	$ 792,089	-
Buildings and land improvements	2,031,589	1,841,589	10-50 yrs
Furniture, fixtures, and equipment	467,949	422,533	3-7 yrs
Total	3,641,627	3,056,211	
Less: accumulated depreciation	(404,632)	(280,905)	
	$ 3,236,995	$ 2,775,306	

Depreciation expense totaled $123,727 and $113,199 for the years ended September 30, 2012 and 2011, respectively.

Note 7. Foreclosed Real Estate

At September 30, 2012 and 2011, the Company had $295,750 and $884,000 in foreclosed real estate, respectively. A charge to the Allowance for Loan Losses during the year ended September 30, 2012 and 2011 of $0 and $114,427, respectively was taken at the time the foreclosed property was placed in Foreclosed Real Estate. The Company disposed of foreclosed real estate in fiscal year 2012 in the amount of $347,846 and recorded a loss of $18,404 on the transaction. The Company disposed of foreclosed assets in fiscal year 2011 in the amount of $17,514. No gain or loss was recorded on the transaction. The Company took a provision for losses on real estate acquired through foreclosure of $222,000 due to the decline in the valuation of the underlying collateral.

Note 8. Deposits

The aggregate amount of deposits with balances of $100,000 or more totaled $18,608,689 and $18,031,668 at September 30, 2012 and 2011, respectively.

Deposit accounts are federally insured up to $250,000 per depositor. On January 1, 2014, the FDIC insurance limit will return to $100,000 per depositor for all deposit categories except for IRA and certain retirement accounts, which will remain at $250,000 per depositor.

Certificates of deposit and their remaining maturities at September 30, 2012, are as follows:

2013	$ 23,093,295
2014	8,656,853
2015	2,906,998
2016	626,779
2017	2,143,734
	$ 37,427,659

Deposit balances of employees, officers, directors and their affiliated interests totaled $226,814 and $245,819 at September 30, 2012 and 2011, respectively. The Company had no brokered deposits at September 30, 2012 and 2011.

Note 9. Borrowings

The Company has advances outstanding from the Federal Home Loan Bank ("FHLB"). A schedule of the borrowings is as follows:

Advance Amount	Rate	Maturity Date	September 30, 2012	September 30, 2011
$1,000,000	4.2350%	7/31/2017	$ 1,000,000	$ 1,000,000
1,000,000	4.0100%	8/21/2017	1,000,000	1,000,000
1,500,000	3.2270%	11/24/2017	1,500,000	1,500,000
1,500,000	3.4000%	11/27/2017	1,500,000	1,500,000
1,000,000	2.5990%	10/02/2018	1,000,000	1,000,000
1,000,000	2.6000%	7/02/2018	1,000,000	1,000,000
1,000,000	3.0500%	7/03/2018	1,000,000	1,000,000
2,000,000	0.3550%	9/27/2012	-	2,000,000
			$ 8,000,000	$ 10,000,000

Interest payments are due quarterly. After a loan specific holding period, the borrowings are callable by the FHLB, at which time the Company is able to convert from a fixed rate to a variable rate based on LIBOR. The Company has credit availability of 30% of the Bank's total assets. Pursuant to collateral agreements with the FHLB, the advances are secured by the Company's FHLB stock and qualifying residential first mortgage loans, totaling approximately $38,400,000 as of September 30, 2012.

Additionally, the Company has credit availability of $1,500,000 with a correspondent bank for short term liquidity needs, if necessary. There were no borrowings outstanding at September 30, 2012 and 2011, under these facilities.

At September 30, 2012, the scheduled maturities of the FHLB advances are as follows:

2013	$ -
2014	-
2015	-
2016	-
2017	2,000,000
Thereafter	6,000,000
	$ 8,000,000

Note 10. Income Taxes

The income tax provision reflected in the statements of income consisted of the following components for the years ended September 30, 2012 and 2011:

	2012	2011
Income tax expense		
Current tax expense		
Federal	$ 166,554	$ 356,032
State	53,881	90,118
Total current	220,435	446,150
Deferred tax expense (benefit)		
Federal	(105,141)	(140,912)
State	(367)	(31,190)
Total deferred	(105,508)	(172,102)
Total income tax expense	$ 114,927	$ 274,048

Note 10. Income Taxes (Continued)

A reconciliation of tax computed at the Federal statutory tax rate of 34% to the actual tax expense for the years ended September 30, 2012 and 2011, is as follows:

	2012	2011
Tax at Federal statutory rate	$ 498,725	$ 276,297
Tax effect of:		
Nontaxable gain on business combination	(347,505)	-
Tax exempt income	(16,605)	(17,226)
Graduated rates	(54,681)	(44,181)
State income taxes, net of federal benefit	34,993	59,158
Income tax expense	$ 114,927	$ 274,048

The components of the net deferred tax asset (liability) at September 30, 2012 and 2011 were as follows:

	2012	2011
Deferred income tax assets:		
Nonaccrual interest	$ 63,315	$ 30,811
Loans yield adjustment	17,827	-
Certificate of deposit yield adjustment	8,750	-
ESOP Plan funding	7,053	11,991
Deferred compensation	3,223	6,292
Allowance for loan losses	243,593	262,457
Foreclosed real estate provision	87,579	-
	431,340	311,551
Deferred income tax liabilities:		
Net unrealized gain on securities	134,819	129,996
Core deposit intangible	2,667	
Accumulated depreciation	82,755	71,140
	220,241	201,136
Net deferred income tax asset (liability)	$ 211,099	$ 110,415

The Company maintains $731,536 of its retained earnings as a reserve for loan losses for tax purposes. This amount has not been charged against earnings and is a restriction on retained earnings. If this balance in the reserve account is used for anything but losses on mortgage loans or payment of special assessment taxes, it will be subject to federal income taxes.

As of September 30, 2012, the Company had remaining net operating loss carryforwards from the Fullerton acquisition of approximately $378,000, which expire in 2031. These net operating loss carryforwards may be used to offset future income taxes payable, however the Bank may be subject to alternative minimum tax. Their realization is dependent on future taxable income and may be subject to limits under IRC Section 382.

The Company follows the FASB Accounting Standards Codification, which provides guidance on accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of September 30, 2012, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the Company's financial statements. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the financial statements. No interest and penalties were recorded during the period ended September 30, 2012. Generally, the tax years before 2007 are no longer subject to examination by federal, state or local taxing authorities.

Note 11. Defined Contribution Benefit Plan

In July 2009, the Company established a 401(k) plan covering all full-time employees who have attained an age of 21 and have completed 12 months of service. The plan provides for the Company to make contributions which will match employee deferrals on a one-to-one basis up to 4% of an employee's eligible compensation. Participants are 100% vested in their deferrals and employer matching contributions. Additional contributions can be made at the discretion of the Board of Directors based on the Company's performance. Contributions for the years ended September 30, 2012 and 2011 were $25,481 and $24,322, respectively.

Note 12. Employee Stock Ownership Plan

In connection with the conversion to stock form in June 2010, the Company established an Employee Stock Ownership Plan ("ESOP") for the exclusive benefit of eligible employees. The ESOP borrowed funds from the Company in the amount of $355,230, which was sufficient to purchase 35,523 shares or 8% of the common stock issued and sold in the initial public offering in June 2010. The shares were acquired at a price of $10.00 per share. The ESOP borrowed additional funds from the Company in the amount of $63,478, which was sufficient to purchase 4,502 shares or 8% of the common stock issued and sold in the conversion merger of Fullerton in October 2011. The shares were acquired at a price of $14.10 per share.

The loans are secured by the shares purchased with the loan proceeds and will be repaid by the ESOP over the 10-year terms of the loans with funds from Fairmount Bank's contributions to the ESOP and dividends paid on the stock, if any. The interest rate on the ESOP loans is an adjustable rate equal to the lowest prime rate, as published in The Wall Street Journal. The interest rate will adjust annually and will be the prime rate on the last business day of the fiscal year. The interest rate on the loan as of September 30, 2012, is 3.25%.

Shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. Contributions to the ESOP and shares released from the suspense account are allocated among participants in proportion to their compensation, relative to total compensation of all active participants. Participants will vest their accrued benefits under the employee stock ownership plan at the rate of 20% per year. Vesting is accelerated upon retirement, death or disability of the participant, or a change in control of the Bank. Forfeitures will be reallocated to remaining plan participants. Benefits may be payable upon retirement, death, disability, separation of service, or termination of the ESOP.

The debt of the ESOP, in accordance with generally accepted accounting principles, is eliminated in consolidation and the shares pledged as collateral are reported as unearned ESOP shares in the consolidated balance sheet. Contributions to the ESOP shall be sufficient to pay principal and interest currently due under the loan agreement. As shares are committed to be released from collateral, the Company reports compensation expense equal to the average market price of the shares for the respective period, and the shares become outstanding for earnings per share computations. Dividends on allocated ESOP shares are recorded as a reduction of debt and accrued interest. ESOP compensation expense for the years ended September 30, 2012 and 2011 was $59,750 and $90,102, respectively.

A summary of ESOP shares is as follows:

	September 30, 2012	September 30, 2011
Shares committed for release	16,525	12,523
Unearned shares	23,500	23,000
Total ESOP shares	40,025	35,523
Fair value of unearned shares	$ 399,500	$ 379,500

Note 13. Recognition and Retention Plan

On December 15, 2010, the Board of Directors adopted the 2010 Recognition and Retention Plan and Trust Agreement (the "RRP"), which was approved at the 2011 Annual Meeting of Stockholders. The RRP is designed to enable Fairmount to provide officers, other employees and non-employee directors with a proprietary interest in Fairmount and as incentive to contribute to its success. Officers, other employees and non-employee directors who are selected by the board of directors or members of a committee appointed by the Board will be eligible to receive benefits under the RRP.

The Board may make grants under the 2010 Recognition and Retention Plan to eligible participants based on the following factors. RRP participants will vest in their share awards at a rate no more rapid than 20% per year over a five year period, beginning on the date of the plan share award. If service to the Company is terminated for any reason other than death, disability or change in control, the unvested share awards will be forfeited. As of September 30, 2012, 15,104 shares have been awarded under the plan. No compensation expense has been recorded for years ended September 30, 2012 and 2011, respectively.

The Recognition and Retention Plan Trust (the "Trust") has been established to acquire, hold, administer, invest and make distributions from the Trust in accordance with provisions of the Plan and Trust. The Company will contribute sufficient funds to the Trust so that the Trust can acquire 17,761 shares of common stock as part of the initial public offering, which are held in the Trust subject to the RRP's vesting requirements. The RRP provides that grants to each employee and non-employee director shall not exceed 25% and 5% of the shares available under the Plan, respectively. Shares awarded to non-employee directors in the aggregate shall not exceed 30% of the shares available under the RRP.

Note 14. Stock Option Plan

On December 15, 2010, the Board of Directors adopted the 2010 Stock Option Plan. The 2010 Stock Option Plan will provide Fairmount's directors and key employees with a proprietary interest in Fairmount as an as incentive to contribute to its success. The Board of Directors of the Company may grant options to eligible employees and non-employee directors based on these factors. Plan participants will vest in their options at a rate of no more rapid than 20% per year over a five year period, beginning on the grant date of the option. Vested options will have an exercise period of ten years commencing on the date of grant. If service to the Company is terminated for any reason other than death, disability or change in control, the unvested options shall be forfeited. The Company recognizes compensation expense during the vesting period based on the fair value of the option on the date of the grant calculated using the Black Scholes Model. As of September 30, 2012, 37,760 options have been granted to eligible employees and non-employee directors. No compensation expense has been recorded for years ended September 30, 2012 and 2011, respectively.

A summary of the Stock Option Plan year ended September 30, 2012:

	Number of Shares	Weighted Average Exercise Price
Outstanding at September 30, 2011	-	-
Granted	37,760	$ 14.10
Outstanding at September 30, 2012	37,760	$ 14.10
Options Exercisable at September 30, 2012	-	-

Note 15. Stock Repurchases

On September 7, 2012, the Board of Directors authorized the repurchase of up to 25,000 shares of the Company's outstanding common stock. The repurchase program is equal to approximately 5% of the total shares outstanding. On October 4, 2012, the Board of Directors approved an increase in its current stock repurchase program from 25,000 to 40,000 shares, which is equal to approximately 8% of the total shares outstanding. The repurchase program began on September 10, 2012 and will occur over a period of six months. The following table sets forth information in connection with repurchases of the Company's shares of common stock during the period listed.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plan
September 1–30, 2012	22,800	$ 17.07	22,800	17,200

Note 16. Deferred Compensation Obligation

In February 1985, the Company entered into a deferred compensation arrangement with its former president, with payments to him or his heirs to commence on the first day of the month coinciding with the date the president attained seventy-one years of age and continue for a minimum of 10 years. The former president, at his own discretion, decided to delay the start of this agreement until fiscal year 2004.

In June 2004, the Company accrued a deferred compensation obligation of $66,237, relating to this agreement, utilizing a 5% interest factor for present value calculations. This liability is intended to be ultimately funded by a $100,000 whole life insurance policy owned by the Company, insuring the former president. As of September 30, 2012, this policy had a $70,736 cash surrender value. Annual installments for the deferred compensation obligation are $8,578, which includes interest of $798. As of September 30, 2012, the Bank had $8,170 remaining on this obligation to be paid in full in July 2013.

Note 17. Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. The Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (as defined in the regulations) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to adjusted total assets. Management believes, as of September 30, 2012 and 2011, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2012, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based capital, Tier 1 capital to risk-weighted assets, and Tier 1 capital to adjusted total assets, ratios. There have been no conditions or events since that notification that management believes have changed the Bank's category.

The actual and required capital amounts and ratios of the Company and the Bank as of September 30, 2012 and 2011, were as follows (dollars in thousands):

Note 17. Regulatory Capital Requirements (Continued)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized under the Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of September 30, 2012:						
Fairmount Bancorp, Inc.						
Total Risk-based Capital (to risk-weighted assets)	13,171	31.53%	3,342	≥8.0%	N/A	N/A
Tier 1 Capital (to risk-weighted assets)	12,648	30.27%	1,671	≥4.0%	N/A	N/A
Tier 1 Capital (to adjusted total assets)	12,648	16.01%	3,160	≥4.0%	N/A	N/A
Tangible Capital (to tangible assets)	12,648	16.01%	1,185	≥1.5%	N/A	N/A
Fairmount Bank						
Total Risk-based Capital (to risk-weighted assets)	11,353	27.23%	3,335	≥8.0%	4,169	≥10.0%
Tier 1 Capital (to risk-weighted assets)	10,831	25.98%	1,668	≥4.0%	2,501	≥6.0%
Tier 1 Capital (to adjusted total assets)	10,831	13.73%	3,154	≥4.0%	3,943	≥5.0%
Tangible Capital (to tangible assets)	10,831	13.73%	1,183	≥1.5%	N/A	N/A
As of September 30, 2011:						
Fairmount Bancorp, Inc.						
Total Risk-based Capital (to risk-weighted assets)	11,780	29.13%	3,235	≥8.0%	N/A	N/A
Tier 1 Capital (to risk-weighted assets)	11,278	27.89%	1,618	≥4.0%	N/A	N/A
Tier 1 Capital (to adjusted total assets)	11,278	15.57%	2,898	≥4.0%	N/A	N/A
Tangible Capital (to tangible assets)	11,278	15.57%	1,087	≥1.5%	N/A	N/A
Fairmount Bank						
Total Risk-based Capital (to risk-weighted assets)	9,975	24.75%	3,225	≥8.0%	4,031	≥10.0%
Tier 1 Capital (to risk-weighted assets)	9,473	23.50%	1,612	≥4.0%	2,418	≥6.0%
Tier 1 Capital (to adjusted total assets)	9,473	13.12%	2,889	≥4.0%	3,612	≥5.0%
Tangible Capital (to tangible assets)	9,473	13.12%	1,083	≥1.5%	N/A	N/A

The following table presents a reconciliation of the Company's consolidated equity as determined using U.S. GAAP and the Bank's regulatory capital amounts:

	September 30,	
	2012	2011
Consolidated equity GAAP equity	$ 12,855	$ 11,477
Consolidated equity in excess of Bank equity	(1,776)	(1,804)
Bank GAAP equity	11,079	9,673
Core deposit intangible	(41)	-
Accumulated other comprehensive (income) loss, net of tax	(207)	(200)
Total tangible, leverage and core (tier 1) capital	10,831	9,473
Qualifying allowance for loan losses	522	502
Total risk-based capital	$ 11,353	$ 9,975

Note 18. Fair Value Measurements

Generally accepted accounting principles (GAAP) define fair value, establish a framework for measuring fair value, a three-level valuation hierarchy for disclosure of fair value measurement and enhance disclosure requirements for fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. GAAP clarifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. An asset's or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active or by model-based techniques in which all significant inputs are observable in the market for the asset or liability, for substantially the full term of the financial instrument.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement and based on the Company's own assumptions about market participants' assumptions.

The following table presents a summary of financial assets and liabilities measured at fair value at June 30, 2012 and September 30, 2011:

	Level 1	Level 2	Level 3	Total	Total Losses
September 30, 2012					
Securities available for sale:					
Mortgage-backed securities invested in Government Agencies	$ -	$ 5,979,683	$ -	$ 5,979,633	$ -
Collateralized mortgage obligations invested in Government Agencies		1,823,892		1,823,892	-
Impaired loans	-	-	940,717	940,717	-
Foreclosed assets			295,750	295,750	-
September 30, 2011					
Securities available for sale:					
Mortgage-backed securities invested in Government Agencies	$ -	$ 6,168,351	$ -	$ 6,168,351	$ -
Impaired loans	-	-	717,648	717,648	-
Foreclosed assets	-		884,000	884,000	(114,427)

In accordance with generally accepted accounting principles concerning accounting for Loan and Lease Losses, losses of $0 and $114,427 for the years ended September 30, 2012 and September 30, 2011, respectively, were recognized as a charge to the Allowance for Loan and Lease Losses at the time the foreclosed real estate was acquired based on an independent appraisal of the property's fair value.

The methods and assumptions used to estimate the fair values, including items in the above tables, are included in the disclosures that follow.

Cash and Cash Equivalents (Carried at Cost). The carrying amounts of cash and cash equivalents approximate fair value.

Certificates of Deposit (Carried at Cost). The carrying amounts of certificates of deposit approximate fair value.

Securities Available for Sale (Carried at Fair Value). Where quoted prices are available in an active market, securities available for sale are classified within Level 1 of the valuation hierarchy. Level 1 would include highly liquid government bonds, mortgage products and exchange-traded equities. If quoted market prices are not available, securities available for sale are classified within level 2 and fair value

Note 18. Fair Value Measurements (Continued)

values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flow. Level 2 would include U.S. agency securities, mortgage-backed securities, obligations of states and political subdivisions and certain corporate, asset-backed and other securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy.

Federal Home Loan Bank Stock (Carried at Cost). The carrying amount of Federal Home Loan Bank stock approximates fair value, and considers the limited marketability of such securities.

Loans Receivable (Carried at Cost). The fair values of loans are estimated using discounted cash flow analyses, using market rates at the statement of condition date that reflect the credit and interest rate risk inherent in the loans. Projected future cash flows are calculated based upon contractual maturity or call dates, projected repayments and prepayments of principal. Generally, for variable rate loans that reprice frequently with no significant change in credit risk, fair values are based on carrying values.

Impaired Loans (Generally Carried at Fair Value). Loans are designated as impaired when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Impaired loans are measured at an observable market price (if available), or at fair value of the loan's collateral (if the loan is collateral dependent). When the loan is dependent on collateral, fair value of collateral is determined by appraisal or independent valuation, which is then adjusted for the related cost to sell. Impaired loans allocated to the Allowance for Loan and Lease Losses are measured at the lower of cost or fair value on a nonrecurring basis.

Foreclosed Real Estate (Carried at Lower of Cost or Fair Value Less Estimated Selling Costs). Fair values of foreclosed real estate are measured at fair value less cost to sell. The valuation of the fair value measurement follows GAAP. Foreclosed real estate are measured on a nonrecurring basis.

Deposit Liabilities (Carried at Cost). The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair value for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities.

Federal Home Loan Bank Advances (Carried at Cost). Fair values of FHLB advances are estimated using discounted cash flows analysis, based on quoted prices for new FHLB advances with similar credit risk characteristics, terms and remaining maturity. These prices obtained from this active market represent a market value that is deemed to represent the transfer price if the liability were assumed by a third party.

Accrued Interest Receivable and Payable (Carried at Cost). The carrying amounts of accrued interest approximate fair value.

Off Balance Sheet Credit-Related Instruments (Disclosures at Cost). Fair values for off balance-sheet financial instruments (lending commitments and letters of credit) are based on fees currently charged in the market to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair value of these instruments is not material.

Note 18. Fair Value Measurements (Continued)

The following table presents quantitative information about Level 3 Fair Value Measurements for certain financial assets measured at fair value on a non-recurring basis for September 30, 2012 and September 30, 2011:

	Quantitative Information about Level 3 Fair Value Measurements for September 30, 2012 and September 30, 2011		
	Valuation Techniques	**Unobservable Input**	**Range**
Assets:			
Impaired loans	Discounted appraised value	Selling costs	6-12%
Foreclosed assets	Discounted appraised value	Selling costs	6-12%

The following table presents a reconciliation of the beginning and ending balances for Level 3 assets;

	Impaired Loans	**Foreclosed Real Estate**
Balance, September 30, 2010	$ 734,105	$ 35,000
Purchases, settlements and charge-offs	(573,427)	849,000
Transfers in and/or out of Level 3	556,970	-
Balance, September 30, 2011	717,648	884,000
Purchases, settlements and charge-offs	(230,000)	(588,250)
Transfers in and/or out of Level 3	453,069	-
Balance, September 30, 2012	$ 940,717	$ 295,750

The estimated fair values of the Company's financial instruments were as follows:

		Fair Value Measurements at September 30, 2012 Using			
	Carrying Value	**Quoted Prices in Active Market for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Fair Value**
			(in thousands)		
Financial assets:					
Cash and cash equivalents	$ 4,363	$ 4,363	$ -	$ -	$ 4,363
Certificates of deposit	3,532	3,532	-	-	3,532
Securities available for sale	7,804	-	7,804	-	7,804
Securities held to maturity	3,637	-	3,804	-	3,804
Federal Home Loan Bank stock	480	-	480	-	480
Loans receivable, net	54,650	-	54,580	941	55,521
Foreclosed real estate	296	-	-	296	296
Accrued interest receivable	290	-	290	-	290
Financial liabilities:					
Deposits	58,026	-	58,064	-	58,064
Federal Home Loan Bank advances	8,000	-	8,987	-	8,987
Accrued interest payable	43	-	43	-	43
Off-Balance sheet financial instruments	-	-		-	-

Note 18. Fair Value Measurements (Continued)

		Fair Value Measurements at September 30, 2011 Using			
	Carrying Value	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
			(in thousands)		
Financial assets:					
Cash and cash equivalents	$ 6,189	$ 6,189	$ -	$ -	$ 6,189
Securities available for sale	6,168	-	6,168	-	6,168
Securities held to maturity	1,637	-	1,753	-	1,753
Federal Home Loan Bank stock	604	-	604	-	604
Loans receivable, net	53,758	-	56,970	717	57,687
Foreclosed real estate	884	-	-	884	884
Accrued interest receivable	247	-	247	-	247
Financial liabilities:					
Deposits	50,947	-	51,578	-	51,578
Federal Home Loan Bank advances	10,000	-	10,681	-	10,681
Accrued interest payable	42	-	42	-	42
Off-Balance sheet financial instruments	-	-		-	-

Note 19. Financial Instruments with Off-Balance Sheet Risk

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans. These loans involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized on the balance sheet.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments is represented by the contractual amount of these instruments. The Company uses the same credit policies for these instruments as it does for on-balance sheet instruments.

The commitment to originate loans is an agreement to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates and may require the payment of a fee. The Company expects that a large majority of its commitments will be fulfilled subsequent to the balance sheet date and therefore, represent future cash requirements.

The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the borrower.

Loan commitments representing off-balance sheet risk at September 30, 2012 and 2011 were as follows:

	Contract or Notional Amount	
	2012	2011
Mortgage loan commitments-fixed rate (3.00% - 7.75%)	$ 850,500	$ 341,000
Mortgage loan commitments – variable rate (6.50%)	-	-
Unused lines of credit	1,725,628	3,124,002
Available home equity lines of credit	2,187,617	1,625,828
Standby letters of credit	216,997	216,997
	$ 4,980,742	$ 5,307,827

Note 20. Earnings per Share

Earnings per common share on income before extraordinary income is computed by dividing income before extraordinary item by the weighted average number of common shares outstanding during the period and the earnings per share on the extraordinary items is computed by dividing the extraordinary item by the weighted average number of common shares outstanding during the period. Weighted average shares excludes unallocated ESOP shares and unearned RRP shares. Basic earnings per share excludes dilution and is computed by dividing net income by the basic weighted average number of common shares outstanding during the period. Dilutive earnings per share reflects the potential dilution that could occur if stock options were exercised and is computed by dividing net income by the dilutive weighted average number of common shares outstanding during the period.

	September 30, 2012	September 30, 2011
Income before extraordinary item	$ 326,292	$ 488,809
Extraordinary item, gain on business combination	1,022,074	-
Net income	$ 1,348,366	$ 488,089
Weighted average number of shares used in:		
Basic earnings per share	472,278	415,083
Dilutive common stock equivalents:		
Stock options	6,441	-
Dilutive earnings per share	478,719	415,083
Basic and dilutive earnings per common share:		
Income before extraordinary item, basic	$ 0.69	$ 1.18
Extraordinary item, gain on business combination, basic	2.17	-
Net income, basic	$ 2.86	$ 1.18
Income before extraordinary item, dilutive	$ 0.68	$ 1.18
Extraordinary item, gain on business combination, dilutive	2.14	-
Net income, dilutive	$ 2.82	$ 1.18

Note 21. Parent Company Only Financial Statements

Presented below are the condensed balance sheet, statement of operations and statement of cash flows for Fairmount Bancorp, Inc. for the year ended September 30, 2012.

CONDENSED BALANCE SHEET

	September 30, 2012	September 30, 2011
Assets:		
Cash and due from bank	$ 378,404	$ 321,554
Certificates of deposit	1,025,167	1,017,116
Investment in bank subsidiary	11,079,179	9,672,766
Loans receivable	368,549	418,059
Other assets	28,740	55,342
Total assets	$ 12,880,039	$ 11,484,837
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable	24,849	7,500
Total liabilities	24,849	7,500
Stockholders' Equity		
Preferred stock, $0.01 par value; authorized 1,000,000; none issue	-	-
Common stock, $0.01 par value; authorized 4,000,000; 500,314 issued; 477,514 and 444,038 shares outstanding at September 30, 2012 and 2011, respectively	5,003	4,440
Additional paid in capital	3,854,869	3,774,574
Unearned common stock held by:		
Employee Stock Ownership Plan	(251,607)	(230,000)
Recognition and Retention Plan	(37,168)	-
Retained earnings	9,077,164	7,728,798
Accumulated other comprehensive income	206,929	199,525
Total stockholders' equity	12,855,190	11,477,337
Total liabilities and stockholders' equity	$ 12,880,039	$ 11,484,837

CONDENSED STATEMENT OF OPERATIONS

	Year Ended September 30, 2012	Year Ended September 30, 2011
Interest income on loans	$ 18,910	$ 23,180
Interest and dividends on investments	10,273	14,420
Total income	29,183	37,600
Operating expenses	111,563	87,382
Loss before equity in net income of bank subsidiary	(82,380)	(49,782)
Income tax benefits	28,009	17,000
Net loss before equity in net income of bank subsidiary	(54,371)	(32,782)
Equity in net income of bank subsidiary	1,402,737	521,591
Net income	$ 1,348,366	$ 488,809

Fairmount Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements

Note 21. Parent Company Only Financial Information (Continued)

CONDENSED STATEMENT OF CASH FLOWS

	Year Ended September 30, 2012	Year Ended September 30, 2011
Cash flows from operating activities:		
Net loss	$ (54,371)	$ (32,782)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Equity in net income of subsidiary	1,402,737	521,591
Compensation cost on allocated ESOP shares	59,750	90,102
(Increase) decrease in other assets	9,602	(35,656)
Increase in other liabilities	17,349	-
Net cash provided (used) by operating activities	1,435,067	543,255
Cash flow from investing activities:		
(Increase) decrease in loans	49,510	62,197
Investment in bank subsidiary	(1,382,009)	(598,693)
Net cash provided (used) by investing activities	(1,332,499)	(536,496)
Cash flows from financing activities:		
Proceeds from issuance of common stock, net of costs	351,573	-
Net increase in interest-bearing deposits	(8,051)	(12,702)
Repurchase of common stock	(389,240)	-
Net cash provided (used) by financing activities	(45,718)	(12,702)
Net increase (decrease) in cash and cash equivalents	56,850	(5,943)
Cash and cash equivalents, beginning balance	321,554	327,497
Cash and cash equivalents, ending balance	$ 378,404	$ 321,554

Supplemental schedule of noncash financing activities:

On October 13, 2011, the Company loaned $63,478 to the ESOP which was used to acquire 4,502 shares of common stock. The loan is secured by the shares purchased and is shown as Unearned ESOP shares in the consolidated balance sheets.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Our management evaluated, with the participation of our President and Chief Executive Officer and our Vice President, Chief Financial Officer and Treasure, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of September 30, 2012. Based on such evaluation, our President and Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and regulations and are operating in an effective manner.

(b) Management's Report on Internal Control Over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13s-15(f). The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use, or disposition of the Company's assets that could have a material effect on the financial statements.

    Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements prepared for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

    Under the supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework, management concluded that our internal control over financial reporting was effective as of September 30, 2012.

    This Annual Report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit smaller reporting companies to provide only management's report in this Annual Report.

(c) No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934) occurred during the fourth fiscal quarter of 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required herein is incorporated by reference to the Proxy Statement.

The Company has adopted a Code of Conduct and Ethics that applies to its principal executive and principal financial officer, as well as other officers and employees of the Company and the Bank. A copy of the Code of Ethics is available on the Bank's website www.fairmountbank.com.

Item 11. Executive Compensation

The information required herein is incorporated by reference to the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Security Ownership of Certain Beneficial Owners and Management. The information required herein is incorporated by reference to the Proxy Statement. See also Item 5(d) – "Securities Authorized for Issuance Under Equity Compensation Plans" in Part II of this Form 10-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required herein is incorporated by reference to the Proxy Statement.

Item 14. Principal Accounting Fees and Services

The information required herein is incorporated by reference to the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents Filed as Part of this Report.

(1) The following financial statements
Consolidated Balance Sheets as of September 30, 2012 and 2011
Consolidated Statements of Income for the years ended September 30, 2012 and 2011
Consolidated Statements of Comprehensive Income for the years ended September 30, 2012 and 2011
Consolidated Statements of Changes in Stockholders' Equity for the years ended September 30, 2012 and 2011
Consolidated Statements of Cash Flows for the years ended September 30, 2012 and 2011
Notes to Consolidated Financial Statements

(2) All schedules for which provision is made in the applicable accounting regulation of the SEC are omitted because of the absence of conditions under which they are required or because the required information is included in the consolidated financial statements and related notes thereto.

(3) The following exhibits are filed as part of this Form 10-K, and this list includes the Exhibit Index.

3.1	Articles of Incorporation of Fairmount Bancorp, Inc., as amended (a)
3.2	Bylaws of Fairmount Bancorp, Inc. (b)
4	Form of Common Stock Certificate of Fairmount Bancorp, Inc. (a)
10.1	Employment Agreement between Fairmount Bank and Joseph M. Solomon, as amended (a)
10.2	Employment Agreement between Fairmount Bancorp, Inc. and Joseph M. Solomon, as amended (a)
10.3	Form of Change in Control Agreement with Jodi L. Beal and Lisa A. Cuddy, as amended (a)
10.4	Employee Stock Ownership Plan (a)
10.5	Fairmount Bancorp, Inc. 2010 Stock Option Plan (c)
10.6	Fairmount Bancorp, Inc. 2010 Recognition and Retention Plan (d)
10.7	Form of Restricted Stock Agreement (e)
10.8	Form of Incentive Stock Option Agreement (f)
10.9	Form of Non-Incentive Stock Option Agreement (g)
14.1	Code of Ethics for Senior Financial Officers (h)
14.2	Code of Ethics and Business Conduct (i)

21	Subsidiaries of the Registrant (Reported in Item 1)
23	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	Interactive Data File (XBRL) furnished herewith

(a) Incorporated by reference to the Registration Statement of Fairmount Bancorp, Inc. (File No. 333-163797), originally filed on December 17, 2009.
(b) Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on August 23, 2010.
(c) Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on March 1, 2011.
(d) Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on March 1, 2011.
(e) Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on February 28, 2012.
(f) Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on February 28, 2012.
(g) Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on February 28, 2012.
(h) Incorporated by reference to Exhibit 14.1 to the Current Report on Form 8-K filed on October 26, 2010.
(i) Incorporated by reference to Exhibit 14.2 to the Current Report on Form 8-K filed on October 26, 2010.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRMOUNT BANCORP, INC.

Date: December 21, 2012

/s/ Joseph M. Solomon
Joseph M. Solomon
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

FAIRMOUNT BANCORP, INC.

Date: December 21, 2012

/s/ Joseph M. Solomon
Joseph M. Solomon
President and Chief Executive Officer

Date: December 21, 2012

/s/ Jodi L. Beal
Jodi L. Beal
Vice President, Chief Financial
Officer and Treasurer

Date: December 21, 2012

/s/ William G. Yanke
William G. Yanke
Chairman of the Board

Date: December 21, 2012

/s/ Edward J. Lally
Edward J. Lally
Director

Date: December 21, 2012

/s/ Mary R. Craig
Mary R. Craig
Director

Date: December 21, 2012

/s/ Jay T. French
Jay T. French
Director

Date: December 21, 2012

/s/ Edgar F. Lassahn, Jr.
Edgar F. Lassahn, Jr.
Director

EXHIBIT 23


SEK&Co
Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference to the previously filed Registration Statement (Form S-8 No. 333-179823) of Fairmount Bancorp, Inc. of our report dated December 21, 2012 on the consolidated financial statements for the year ended September 30, 2012, appearing in Item 8 of this Form 10-K of Fairmount Bancorp, Inc. for the year ended September 30, 2012.

/S/ Smith Elliott Kearns & Company, LLC

Chambersburg, Pennsylvania
December 21, 2012

EXHIBIT 31.1

CERTIFICATION

I, Joseph M. Solomon, certify that:

(1) I have reviewed this annual report on Form 10-K of Fairmount Bancorp, Inc.;

(2) Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under out supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonable likely to materially affect, the registrants internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonable likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 21, 2012

/s/ Joseph M. Solomon
Joseph M. Solomon, Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Jodi L. Beal, certify that:

(1) I have reviewed this annual report on Form 10-K of Fairmount Bancorp, Inc.;

(2) Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonable likely to materially affect, the registrants internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonable likely to adversely affect the registrant's ability to record, process, summarize and report financial information ; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 21, 2012

/s/ Jodi L. Beal
Jodi L. Beal, Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002

Joseph M. Solomon, Chief Executive Officer of Fairmount Bancorp, Inc. (the "Company"), certifies in my capacity as an officer of the Company that I have reviewed the Annual Report of the Company on Form 10-K for the year ended September 30, 2012, and that to the best of my knowledge:

1) The Report fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and the result of operations of the Company.

Date: December 21, 2012

/s/ Joseph M. Solomon
Joseph M. Solomon, Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Fairmount Bancorp, Inc. and will be retained by Fairmount Bancorp, Inc. and furnished to the Securities and Exchange Commission or its staff upon request. The information furnished herein shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002

Jodi L. Beal, Chief Financial Officer of Fairmount Bancorp, Inc. (the "Company"), certifies in my capacity as an officer of the Company that I have reviewed the Annual Report of the Company on Form 10-K for the year ended September 30, 2012, and that to the best of my knowledge:

1) The Report fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and the result of operations of the Company.

Date: December 21, 2012

/s/ Jodi L. Beal
Jodi L. Beal, Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Fairmount Bancorp, Inc. and will be retained by Fairmount Bancorp, Inc. and furnished to the Securities and Exchange Commission or its staff upon request. The information furnished herein shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933.

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FAIRMOUNT BANCORP, INC.

2012 ANNUAL REPORT


SEC Mail
Processing
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JAN 28 2013
Wash., D.C.
196
Received



FAIRMOUNT BANCORP, INC.

www.fairmountbancorp.com

Fairmount Bank is a professionally managed, market driven financial service company dedicated to providing a wide range of financial services to people and businesses in our designated market areas. Management will strive to enhance franchise value; to maintain the confidence and support of our local community; to provide appropriate deposit and loan products at competitive prices; to maintain steady growth in total assets and to maintain profitability to retain a sound base of equity capital while providing employees a rewarding work environment.

Board of Directors



FAIRMOUNT
BANCORP, INC.

A Message to Our Stockholders:

We are pleased to provide the third Annual Report to Stockholders of Fairmount Bancorp, Inc. for the fiscal year ended September 30, 2012. The past year included many challenges for our Company and the financial services industry.

Since 2008, our country and our local economy have experienced unprecedented financial issues which have resulted in many operational challenges, as well as legislative and regulatory changes for community financial institutions such as Fairmount Bank. During this period of economic uncertainty and turmoil we successfully completed an Initial Public Offering (IPO) during 2010 and converted from a mutual institution to a publicly traded company. Since the completion of our IPO, the Company's stock has consistently traded at prices in excess of the IPO price of $10.00 per share. In October of 2011, we acquired Fullerton Federal Savings Association through a conversion merger transaction. We are pleased to report that during the past year we successfully completed the integration of Fullerton Federal into Fairmount Bank.

The Dodd-Frank Wall Street Reform and Consumer Protection Act which became law in July 2010 continues to affect our operations. This Act restructures regulation of depository institutions, including Fairmount Bank. Under the Dodd-Frank Act our primary federal regulator was transferred to the Office of the Comptroller of the Currency, which also regulates national banks. Savings and loan holding companies, including our Company, are now regulated by the Federal Reserve Board. The Dodd-Frank Act contains various provisions designed to enhance the regulation of depository institutions and prevent the recurrence of a financial crisis such as occurred in 2008-2009. The law also created a new federal agency to administer consumer and fair lending laws, a function that has been performed by the depository institution regulators. The federal preemption of state laws previously accorded federally chartered depository institutions such as Fairmount Bank has been significantly reduced. The Dodd-Frank Act also imposed consolidated capital requirements on thrift holding companies effective in five years after the Act's enactment. The full impact of the Dodd-Frank Act on our business and operations will not be known for years after regulations implementing the statute are written, adopted and administered. The Dodd-Frank Act may continue to have a material impact on our operations, particularly through increased accounting expenses as well as compliance costs resulting from possible future consumer and fair lending regulations.

At September 30, 2012, our Company's stockholders' equity totaled $12,855,000, representing an increase of 12% from previous year end. The increase is attributed to net income earned during the fiscal year, as well as fair value adjustments due to our acquisition of Fullerton Federal, adjustments to unearned ESOP shares and adjustments to other comprehensive income. The Company ended the year with total assets of $79,044,000, representing an increase of 9% from September 30, 2011. In addition, Fairmount Bancorp, Inc. and its subsidiary Fairmount Bank recorded net income including extraordinary item, gain on consolidation of $ 1,348,000. Basic earnings per share for the 2012 fiscal year were $2.86, as compared to $1.18 for the previous year. We continue to work diligently and meet the challenges to control and reduce non-performing loans and past due loans. We believe that our reserves are adequate and our credit review and underwriting procedures are sound. I am pleased to report that throughout the year we maintained a significant amount of liquidity and continued to control expenses. Our capital strength, liquidity, and core funding exceed industry standards.

Fairmount Bancorp, Inc. and Fairmount Bank will continue to strive for greater success in 2013 and beyond. Management appreciates and is grateful for the guidance of our Board of Directors and the loyalty and dedication of our entire staff. We believe that our local market knowledge, balance sheet strength, experience in acquisition integration, and access to capital, enhance our ability to compete and position us to participate in future opportunities.

Please accept my personal invitation to attend our annual meeting on February 26, 2013. This represents a great opportunity to gain more insight and knowledge about our operating philosophy and to meet our management team and Board of Directors.

Thank you for your continued support during the year and your ongoing trust and confidence.

Joseph M Solomon

Joseph M. Solomon
President and CEO
Fairmount Bancorp, Inc.
Fairmount Bank

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Edward B. Crosland, Jr.
Direct Dial 202-203-1088
Direct Fax 202-203-0000
ecrosland@joneswalker.com

January 28, 2013


SEC Mail Processing Section
RECEIVED
JAN 28 2013
WASH, D.C.
196

VIA HAND DELIVERY

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Annual Report in Connection with Definitive Proxy Soliciting Materials for the 2013 Annual Meeting of Stockholders
Fairmount Bancorp, Inc.
Commission File No. 000-53996

Ladies and Gentlemen:

Enclosed on behalf of Fairmount Bancorp, Inc. (the "Company") are seven (7) copies of the Company's 2012 Annual Report to Stockholders (the "Annual Report"), which is being furnished to stockholders with the proxy solicitation materials for the 2013 Annual Meeting of Stockholders (the "Proxy Materials"). In accordance with Exchange Act Rule 14a-3(c), the Annual Report is not deemed "soliciting material" or "filed" with the Commission except to the extent that the Company has requested that it be treated as part of the Proxy Materials or incorporated into the Proxy Materials or other filed material by reference.

Please date-stamp the enclosed copy of this transmittal letter to record the delivery of these Annual Reports and return the date-stamped copy to the messenger. If you have any questions or comments, please contact the undersigned at the above number.

Sincerely,

Edward B. Crosland, Jr.

EBC/evg
Enclosures

{W0026853.1}


FAIRMOUNT
BANCORP, INC.

www.fairmountbancorp.com

ABOUT THE COMPANY

Fairmount Bancorp, Inc. is the parent company for Fairmount Bank, a federally chartered savings bank headquartered in the Rosedale area of Baltimore County, Maryland. Originally founded in 1879, Fairmount Bank has operated as a community-oriented institution by offering a variety of loan and deposit products and serving other financial needs of its local community.

Executive and Other Officers

Joseph M. Solomon
President and Chief Executive Officer

Jodi L. Beal, CPA
Vice President, Chief Financial Officer and Treasurer

Lisa A. Cuddy
Vice President, Bank Operations and Secretary

Web Site

Information about the Company and Fairmount Bank may be obtained on our website at www.fairmountbancorp.com. Investors interested in Fairmount Bancorp, Inc. stock quotes, news releases, SEC Filings and other corporate information may click on the "Stockholder Information" tab on our website.

Transfer Agent and Registrar

Registrar and Transfer Company
12 Commerce Drive
Cranford, NJ 07016
800-866-1340
www.rtco.com

Stockholder Information

Stockholders, investors and analysts interested in corporate information may contact:

Jodi L. Beal, CPA
Chief Financial Officer
Fairmount Bancorp, Inc.
8216 Philadelphia Road
Baltimore, MD 21237
(410) 866-4500

Independent Auditors

Smith, Elliott, Kearns & Company, LLC
Chambersburg, Pennsylvania

Annual Meeting

The Annual Meeting of the stockholders of Fairmount Bancorp, Inc. will be held at the Company's headquarters at 8216 Philadelphia Road, Baltimore, Maryland 21237 on Tuesday, February 26, 2013, at 4:00 p.m., Eastern Time.